Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-261810

PROSPECTUS

344,871,956 Shares of Class A Common Stock

Up to 12,669,300 PIPE Warrants

Up to 1,300,000 OTM Warrants

Up to 257,500 Private Placement Warrants

Up to 28,750 Underwriter Warrants

This prospectus relates to (i) the resale by the selling securityholders named in this prospectus (the “Selling Securityholders”) of up to 73,832,500 shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”), (ii) the issuance by us of up to 5,750,000 shares of Class A Common Stock upon exercise of the warrants issued to the public as part of the units in Aldel’s initial public offering (the “Public Warrants”), (iii) the issuance by us and resale by the Selling Securityholders of up to (A) 12,669,300 shares of Class A Common Stock upon exercise of the warrants (the “PIPE Warrants”) that were issued to certain qualified institutional buyers and accredited investors pursuant to subscription agreements dated as of August 17, 2021, (B) 1,300,000 shares of Class A Common Stock upon exercise of the warrants (the “OTM Warrants”) originally issued to Aldel Investors LLC and FG SPAC Partners LP in a private placement in connection with the initial public offering of Aldel (as defined below), (C) 28,750 shares of Class A Common Stock upon exercise of the warrants (the “Underwriter Warrants”) originally issued to ThinkEquity LLC in connection with the initial public offering of Aldel, and (D) 257,500 shares of Class A Common Stock upon exercise of the warrants (the “Private Placement Warrants” and, together with the Public Warrants, the PIPE Warrants, the OTM Warrants and the Underwriter Warrants, the “Warrants”) originally issued in a private placement in connection with the initial public offering of Aldel, (iv) the issuance by us and resale by the Selling Securityholders of up to 251,033,906 shares of Class A Common Stock issuable upon exchange of shares of Class V common stock of the Company and Hagerty Group Units, and (v) the resale by the Selling Securityholders of up to 12,669,300 PIPE Warrants, 1,300,000 OTM Warrants, 257,500 Private Placement Warrants, and 28,750 Underwriter Warrants. We will not receive any proceeds from the sale of shares of Class A Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus.

We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Class A Common Stock or Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Class A Common Stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus. We provide more information about how the Selling Securityholders may sell shares of Class A Common Stock or Warrants in the section entitled “Plan of Distribution.”

Our Class A Common Stock and our Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “HGTY” and “HGTY.WT,” respectively. On April 5, 2022, the closing price of our Class A Common Stock was $11.11 and the closing price for our Public Warrants was $2.69.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements.

Investing in our Class A Common Stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 5 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 14, 2022.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement. Neither we nor the Selling Securityholders have authorized anyone to provide you with different information. Neither we nor the Selling Securityholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since such dates, our business, financial condition, results of operations and prospects may have changed.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “Hagerty,” “we,” “us,” “our” and similar terms refer to Hagerty, Inc. (f/k/a Aldel Financial Inc.), a Delaware corporation, and its consolidated subsidiaries. References to “Aldel” refer to the Company prior to the consummation of the Business Combination (as defined herein).

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A Common Stock issuable upon the exercise of any Warrants. We will receive proceeds from any exercise of the Warrants for cash.

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will offer or sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus entitled “Where You Can Find More Information.”

GLOSSARY OF TERMS

The following is a glossary of selected terms used throughout this prospectus that are technical in nature:

Adjusted EBITDA Net income (loss) (the most directly comparable GAAP measure) before interest, income taxes, and depreciation and amortization (EBITDA), adjusted to exclude changes in fair value of warrant liabilities, accelerated vesting of incentive plans, gains and losses from asset disposals and certain other non-recurring gains and losses. Adjusted EBITDA is a non-GAAP measure. For a discussion of the uses and limitations of non-GAAP financial measures, including Adjusted EBITDA, refer to the section titled Key Performance Indicators and Certain Non-GAAP Financial Measures” within Part II, Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations.

ASU Accounting Standards Update. The Financial Accounting Standards Board (“FASB”) issues an ASU to communicate changes to the FASB Codification.

BMA Bermuda Monetary Authority, established under the Bermuda Monetary Authority Act of 1969, the Authority supervises, regulates and inspects financial institutions operating from within its jurisdiction.

Book of Business Insurance policies bound by us with our Carriers (as defined below) on behalf of our clients.

Business Combination The business combination that was completed on December 2, 2021, pursuant to the Business Combination Agreement (as defined below).

Business Combination Agreement The agreement dated as of August 17, 2021, by and among Aldel, Aldel Merger Sub and The Hagerty Group. The Business Combination Agreement is provided as Exhibit 2.1, incorporated by reference within Item 15. Exhibits, Financial Statement Schedules, in this Annual Report on Form 10-K.

BSCR Bermuda Solvency Capital Requirement, which is the Bermuda Monetary Authority’s risk-based capital model that was developed to enhance the capital adequacy framework for the insurance sector.

Carrier An insurance company.

CUC Contingent Underwriting Commission, a profit-share based on the calendar-year performance of the insurance book of business with a Carrier.

Exchange Agreement An agreement between the Company, HHC and Markel. Under the Exchange Agreement, HHC and Markel (both as defined below) have the right to exchange their Hagerty Group Units and Class V Common Stock for, at the option of the Company, Class A Common Stock or cash. The Exchange Agreement was amended and restated on March 23, 2022. The amended Exchange Agreement is provided as Exhibit 10.8, incorporated by reference within Item 15. Exhibits, Financial Statement Schedules, in this Annual Report on Form 10-K.

GAAP Accounting principles generally accepted in the United States of America.

Hagerty Re Hagerty Reinsurance Limited, our wholly owned single cell captive reinsurance subsidiary.

Hagerty Group Units A unit of economic interests of The Hagerty Group held by Hagerty Group Unit Holders (as defined below). As part of the Business Combination Agreement, all of the legacy equity interests of The Hagerty Group held by HHC and Markel were exchanged for Hagerty Group Units in The Hagerty Group.

Hagerty Group Unit Holders HHC, Markel and Hagerty, Inc. following the consummation of the Business Combination.

HDC Hagerty Drivers Club membership program.

HHC Hagerty Holding Corp., a close corporation under Delaware law.

HVT Hagerty Valuation Tool.

IBNR Incurred but not reported, a reserve account used as a provision for claims and/or events that have transpired but have not yet been reported to the insurance carrier.

Legacy Unit Holders HHC and Markel, the economic owners of The Hagerty Group, prior to the consummation of the Business Combination.

Loss Ratio Expressed as a percentage, the ratio of (a) losses and loss adjustment expenses incurred to (b) earned premium in Hagerty Re.

Markel Markel Corporation, a holding company for insurance, reinsurance and investments operations, headquartered in Richmond, Virginia.

MGA Managing General Agent, an insurance agent or broker that has been granted underwriting authority by an insurer.

MHH Member Hubs Holding, LLC is a joint venture formed on March 31, 2020 to create Hagerty Garage + Social between Hagerty Ventures LLC, a wholly owned subsidiary of The Hagerty Group, and HGS Hub Holdings LLC.

Motorsport Reg A motorsport membership, licensing and event online management system that automates event listings, registration, and payment processing for all types of motorsport events ranging from small social gatherings to large participatory motorsport events.

NPS Net Promoter Score, which we use as our “north star metric,” measuring the overall strength of our relationship with our members.

Omnichannel A multichannel approach to sales that focuses on providing a seamless customer experience.

PIF Policies in Force, which is the number of current and active insurance policies as of the applicable period end date.

SaaS Software as a Service, a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

Written Premium The amount of total insurance premium written on policies that were bound by our insurance carrier partners during the applicable period.

TRA Tax Receivable Agreement, a contract between the Legacy Unit Holders for payment from Hagerty, Inc. of 85% of the cash tax savings that results from the step-up in basis from the exchange of Hagerty Group Units and Class V Common Stock for Class A Common Stock of Hagerty, Inc.

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should carefully read this entire prospectus and the registration statement of which this prospectus is a part, including the information set forth under the heading “Risk Factors” and our financial statements.

Our Business

Company Overview

We are a global market leader in providing insurance for classic and enthusiast vehicles and we have built an industry-leading automotive enthusiast platform that engages, entertains, and connects with subscribing members. At Hagerty, everything begins and ends with the love of cars – an innate passion that fuels our unique membership model and cultivates deep, personal connections with more than 2.4 million members worldwide.

Hagerty was founded in 1984, and initially focused on providing insurance coverage for antique boats. Today, our goal is to scale an organization capable of building an ecosystem of products, services, and entertainment for car lovers that catalyzes their passion for cars and driving.

Business Combination

On December 2, 2021, through The Hagerty Group, LLC, a Delaware limited liability company (“The Hagerty Group”), we completed the Business Combination pursuant to the Business Combination Agreement with Aldel Financial Inc. (“Aldel”) and Aldel Merger Sub LLC (“Merger Sub”), with The Hagerty Group surviving as our wholly owned subsidiary immediately following the Business Combination. In connection with the closing of the Business Combination, we changed our name from Aldel Financial Inc. to Hagerty, Inc.

Pursuant to the terms of the Business Combination Agreement, (a) Merger Sub was merged with and into The Hagerty Group, where upon the separate limited liability company existence of Merger Sub ceased to exist and The Hagerty Group became the surviving company and continues to exist under the Delaware Limited Liability Company Act and (b) the existing limited liability company agreement of The Hagerty Group was amended and restated to, among other things, make Aldel a member of The Hagerty Group.

Also on December 2, 2021, we sold to a number of purchasers (each, a “Subscriber”) an aggregate of 70,385,000 shares of Aldel Common Stock (the “PIPE Shares”) and an aggregate of 12,669,300 warrants to purchase shares of Aldel Class A Common Stock (the “PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities”) for an aggregate purchase price of $703.9 million (the “PIPE Financing”), pursuant to separate subscription agreements entered into effective as of August 17, 2021 (each, a “Subscription Agreement”). Pursuant to the Subscription Agreements, we gave certain registration rights to the Subscribers with respect to the PIPE Securities.

Our Class A Common Stock and our Public Warrants are currently listed on the NYSE under the symbols “HGTY” and “HGTY.WT,” respectively.

The rights of holders of our Class A Common Stock and Warrants are governed by our second amended and restated certificate of incorporation (the “Amended and Restated Charter”), our amended and restated bylaws (the “Amended and Restated Bylaws”) and the Delaware General Corporation Law (the “DGCL”), and in the case of the Public Warrants, OTM Warrants, Underwriter Warrants and Private Placement Warrants, the Warrant

Agreement dated as of April 8, 2021, between us and Continental Stock Transfer & Trust Company, as warrant agent, and in the case of the PIPE Warrants, the Warrant Agreement dated as of December 2, 2021, between us and Continental Stock Transfer & Trust Company, as warrant agent. See the section entitled “Description of Securities.”

Risk Factors Summary

An investment in our Class A Common Stock involves substantial risk. The occurrence of one or more of the events described in the section entitled “Risk Factors,” may have a material adverse effect on our business, cash flows, financial condition and results of operations. Principal factors and risks that could cause actual results to differ materially from those in the forward-looking statements include, among others, the following:

•	our ability to compete effectively within our industry and attract and retain members;

•	our dependence on a limited number of insurance distribution and underwriting carrier partners;

•	our ability to prevent, monitor and detect fraudulent activity, including our reliance on a limited number of payment processing services;

•	disruptions, interruptions, outages or other issues with our technology platforms or our use of third-party services;

•	our reliance on a highly skilled and diverse management team and workforce and a unique culture;

•	the limited operating history of some or our membership products and the success of any new insurance programs and products we offer;

•	our susceptibility to interest rate fluctuations;

•	our ability to continue to develop, implement, and maintain the confidentiality of our proprietary technology and prevent the misappropriation of our data;

•	adverse impacts from the COVID-19 pandemic and current and future variants of the virus;

•	the cyclical nature of the insurance business and our dependence on our ability to collect vehicle usage and driving data;

•	unexpected increases in the frequency or severity of claims;

•	our reinsurers may not pay claims on a timely basis, or at all, which may materially adversely affect our business, financial condition, and results of operations;

•	unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions;

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compliance with the numerous laws and regulations applicable to our business, including state, federal and foreign laws relating to insurance and rate increases, privacy, the internet and accounting matters;

•	our only material asset is our interest in The Hagerty Group, and, accordingly, we will depend on distributions from The Hagerty Group to pay our taxes, including payments under the TRA;

•	whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure;

•	HHC controls us, and its interests may conflict with ours or yours in the future;

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we will be a “controlled company” within the meaning of the NYSE listing requirements, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; and

•	our common stock, including trading price declines from missed earnings guidance, trading volatility, lack of dividends, and anti-takeover provisions in our governing documents.

Corporate Information

The first Hagerty company was founded in 1984 under the name Hagerty Marine Insurance Agency, Inc., and initially focused on providing insurance coverage for antique boats. The Hagerty Group, LLC was formed in 2009 and completed the Business Combination with Aldel in 2021 pursuant to which The Hagerty Group succeeded to its reporting obligations and Aldel changed its name to Hagerty, Inc. Our principal executive offices are located at 121 Drivers Edge, Traverse City, Michigan 49684, and our telephone number is (800) 922-4050. Our website address is Hagerty.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it is a part.

We own various U.S. federal trademarks and unregistered trademarks, including our company name, logo and solution names and other trade or service marks. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data;

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an exemption from compliance with the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to avail ourselves of this extended transition period and, accordingly, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult.

We may take advantage of this relief until we no longer qualify as an emerging growth company or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of Class A Common Stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; and (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Aldel common stock in Aldel’s initial public offering. We may choose to take advantage of some but not all of these reduced reporting burdens.

THE OFFERING

Issuer	Hagerty, Inc.

Shares of Class A Common Stock offered by us	271,039,456 shares of Class A Common Stock issuable upon exercise of the Warrants and upon exchange of shares of Class V common stock and Hagerty Group Units.

Shares of Class A Common Stock offered by the Selling Securityholders	Up to 344,871,956 shares of Class A Common Stock.

Warrants Offered by the Selling Securityholders	Up to 12,669,300 PIPE Warrants, up to 257,500 Private Placement Warrants, up to 1,300,000 OTM Warrants, and up to 28,750 Underwriter Warrants.

Shares of Class A Common Stock outstanding	82,452,214 shares of Class A Common Stock (as of March 1, 2022).

Shares of Class V Common Stock outstanding	251,033,906 shares of Class V Common Stock (as of March 1, 2022).

Fully-Diluted Shares of Class A Common Stock outstanding assuming exercise of all Warrants and exchange of all shares of Class V Common Stock and Hagerty Group Units on a one-for-one basis	353,491,670 (based on total shares outstanding as of March 1, 2022).

Use of Proceeds	We will not receive any proceeds from the sale of shares of Class A Common Stock or Warrants by the Selling Securityholders. We will receive up to an aggregate of approximately $234.6 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes, which may include temporary or permanent repayment of our outstanding indebtedness. See “Use of Proceeds.”

Redemption	The Warrants are redeemable in certain circumstances. See “Description of Securities—Warrants” for further discussion.

Market for Common Stock and Warrants	Our Class A Common Stock and Public Warrants are currently traded on the NYSE under the symbols “HGTY” and “HGTY.WT,” respectively.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus, any prospectus supplement or in any document incorporated by reference herein or therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Related to Our Business

We have experienced significant member growth over the past several years, and our continued business and revenue growth are dependent on our ability to continuously attract and retain members and we cannot be sure we will be successful in these efforts, or that member retention levels will not materially decline.

If consumers do not perceive our service offerings to be of value, including if we introduce new or adjust existing features, adjust pricing, coverage or service offerings, or change the mix of offerings in a manner that is not favorably received by consumers, we may not be able to attract and retain members. We may, from time to time, adjust the pricing or the pricing model itself, which may not be well received by consumers, and which may result in existing members canceling their membership or obtaining services from a competitor and may result in fewer new members joining our programs. In addition, many of our members are referred to us through word-of-mouth from existing members. If our efforts to satisfy our existing members are not successful, we may not be able to attract members, and as a result, our ability to maintain and/or grow our business will be adversely affected.

A large percentage of our revenues are derived from sales through direct-to-consumer sales, including through digital channels. If we fail to meet consumer expectations for the customer experience through digital or other sales channels, our growth may be impacted through the loss of existing members or inability to attract new members

A large percentage of our products and services are distributed through a few relationships and the loss of business provided by any one of them could have an adverse effect on us.

In addition to our direct sales efforts and independent channels, we market our insurance products through several insurance distribution partners. For the year ended December 31, 2021, approximately 16% of our commission revenues globally were attributable to four distribution partner marketing relationships. For two of these distribution partners, we have 10-year arrangements, one of which has an expiration date in 2029 and the other in 2030. The other relationships have shorter durations. Upon expiration or termination of these agreements, these partners may decide not to continue to distribute our products and services or may be unwilling to do so on terms acceptable to us. For a more complete discussion of our distribution partnerships, see “Business — Distribution, Marketing and Strategic Relationships.” If we are not successful in maintaining existing relationships and in continuing to expand our distribution relationships, or if we encounter regulatory, technological, or other impediments to delivering our services to members through these relationships, our ability to retain members and grow our business could be adversely impacted. In addition, the broker/agent relationships many of the partners we work with may change and their own internal strategy about how products are marketed may change, and, where we do not have exclusivity, we face competition by providers who seek to build or strengthen the relationships without distribution partners, which could cause a loss of focus on or exposure to our products and services, adversely impacting new sales.

The COVID-19 pandemic has caused, and may continue to cause, a disruption to our operations and may impact our business, key metrics, and results of operations in numerous ways that remain unpredictable.

The effects of the COVID-19 pandemic, and current and future variants of the virus, and U.S. and international responses, are wide-ranging, costly, disruptive and rapidly changing. COVID-19 has had, and may continue to have, material effects on our operations. Factors that give rise, or may give rise, to those effects include, or may include, the following, as well as others that we cannot predict:

•	Executive, legislative or regulatory mandates or judicial decisions which are unknown to us that may require increased levels of insurance or may extend the scope of insurance coverages.

•	Regulatory actions such as:

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prohibiting or postponing the cancellation or non-renewal of insurance policies in accordance with policy terms or requiring renewals on current terms, conditions, previous rates, or at a rate decrease;

•	requiring the coverage of losses irrespective of policy terms or exclusions;

•	requiring or encouraging premium refunds;

•	granting extended grace periods for premium payments; and

•	extending due dates to pay past due premiums.

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Disruptions, delays, and increased costs and risks related to working remotely, having limited or no access to our facilities, workplace re-entry, employee safety concerns, and reductions or interruptions of critical or essential services. Those effects may include, among others:

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exposure to additional and increased risks related to internal controls, data security, and information privacy, for both us and for our suppliers, vendors, and other third-parties with whom we do business;

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illnesses suffered by key employees, or a significant percentage of our workforce or the workforce of our agents, brokers, suppliers, or outsourcing providers, which could prevent or delay the performance of critical business functions;

•	illnesses suffered by employees who have continued to work, or who have or will return to work, in our facilities may expose us to increased risk of employment related claims and litigation;

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reduced demand for our insurance and non-insurance products, events, and services due to reduced global economic activity, which could adversely impact our revenues and cash flows; adverse impacts on our revenues and cash flows due to premium refunds or delayed receipt of premium payments or delayed payment of reinsurance recoverables; and

•	expedited claims payments in response to regulatory requirements.

•	Increases in the number of potential fraudulent claims made under insurance policies due to the economic hardships experienced by companies and individuals as a result of COVID-19.

•	Increases in local, state, and federal taxes to pay for costs incurred by governmental expenditures associated with COVID-19.

One or more of these factors resulting from the COVID-19 pandemic, and others we cannot anticipate, could have material adverse effects on our financial condition and results of operations; and the extent of these effects will depend, at least in part, on the scope, severity, duration, and subsequent recurrences of the pandemic. In addition, we may take steps to mitigate potential risks or liabilities that may arise from COVID-19 and related developments, and some of those steps may have a material adverse effect on our financial condition and results of operations. Even if an unfavorable outcome does not materialize, these factors and actions we may take in response may have a material adverse impact on our reputation and result in substantial expense and disruption.

In addition, COVID-19 may have the effect of triggering or intensifying many of the risks or uncertainties described elsewhere in this prospectus.

We may not be able to prevent, monitor, or detect fraudulent activity, including transactions with insurance policies or payments of claims.

If we fail to maintain adequate systems and processes to prevent, monitor, and detect fraud, including employee fraud, agent fraud, fraudulent policy acquisitions, vendor fraud, fraudulent claims activity, or if an inadvertent error occurs because of human or system error, our business could be materially adversely impacted. Fraud schemes have become increasingly more sophisticated and are ever evolving into different avenues of fraudulent activity. While we believe that any past incidents of fraudulent activity have been relatively isolated, we cannot be certain that our systems and processes will always be adequate as fraudulent activity and schemes continue to evolve. Our employees are required to take anti-fraud training, and we use a variety of tools to protect against fraud, but the trainings and these tools may not always be successful at preventing fraud.

Instances of fraud may result in increased costs, including possible settlement and litigation expenses, and could have a material adverse effect on our business and reputation. In addition, failure to monitor and detect fraud and otherwise comply with state Special Investigation Unit requirements can result in regulatory fines or penalties.

We rely on the expertise of our Chief Executive Officer, senior management team, and other key employees. If we are unable to attract, retain, or motivate key personnel, our business may be severely impacted.

Our success depends on the ability to attract, retain, and motivate a highly skilled and diverse management team and workforce. Our Chief Executive Officer is well known and respected in our industry. He is an integral part of our brand and his departure would likely create difficulty with respect to both the perception and execution of our business. Additionally, the loss of a member of our senior management team, specialized insurance experts or key personnel might significantly delay or prevent the achievement of our strategic business objectives and could harm our business. We rely on a small number of highly-specialized insurance experts, the loss of any one of whom could have a disproportionate impact on our business. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Moreover, if and when our equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly if the underlying shares have seen a value appreciation.

Our inability to ensure that we have the depth and breadth of management and personnel with the necessary skills and experience could impede our ability to deliver growth objectives and execute our operational strategy. As we continue to expand and grow, we will need to promote or hire additional staff, and it may be difficult to attract or retain such individuals in a timely manner and without incurring significant additional costs. Furthermore, several members of our management team were hired recently. If we are not able to integrate these new team members or if they do not perform adequately, our business may be harmed.

Our unique culture has contributed to our success, and if we are not able to maintain this culture in the future, our business could be harmed.

Our culture supports a high level of employee engagement, which translates into a service model that produces a high level of customer satisfaction and retention. We face a number of challenges that may affect our ability to sustain our culture, including:

•	failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;

•	the increasing size and geographic diversity of our workforce and our ability to promote a uniform and consistent culture across all our offices and employees;

•	competitive pressures to move in directions that may divert us from our mission, vision, and values;

•	the continued challenges of a rapidly evolving industry; and

•	the increasing need to develop expertise in new areas of business needed to execute our growth plans and strategy.

If we are not successful in instilling our culture in new employees, or maintaining our culture as we grow, our operations may be disrupted and our financial performance may suffer.

Our future growth and profitability may be affected by new entrants into the market or current competitors developing preferred offerings.

Our business is rapidly growing and evolving, and we have many competitors across our different offerings. The markets in which we operate are highly competitive and we may not continue to compete effectively within our industry. We face competition from large, well-capitalized national and international companies, including other insurance providers, technology companies, automotive media companies, other well-financed companies seeking new opportunities, or new competitors with technological or other innovations. Many of our competitors have substantial resources, experienced management, strong marketing, underwriting and pricing capabilities. Because collector auto insurance constitutes a significant portion of our overall business, we may be more sensitive than other providers of insurance to, and more adversely affected by, trends that could decrease auto insurance rates or reduce demand for auto insurance over time, such as industry advances in mileage-based or usage-based insurance offerings, changes in vehicle technology, autonomous or semi-autonomous vehicles, or vehicle sharing arrangements. In addition, there are limited barriers to entry in the automotive lifestyle business. Accordingly, more established brands with significantly more resources may compete against us in the automotive lifestyle business in the future. If we are unable to compete effectively, we may not be able to grow our business and our financial condition and results of operations may be adversely affected.

As a result of a number of factors, including increasing competition, negative brand or reputational impact, changes in geographic mix or product mix, and the continued expansion of our business into a variety of new areas, we may not be able to continue to grow our revenues at a high rate or at all. We may also experience a decline in our revenue growth rate as our revenues increase to higher levels. Our revenue growth may be impacted if there is a deceleration or decline in demand for our products and services due to changing market dynamics or demographic shifts.

Future acquisitions or investments contain inherent strategic, execution, and compliance risks that could disrupt our business and harm our financial condition.

We may pursue acquisitions or investments to grow our business in line with our strategic objectives. Any acquisition or investment (whether for internal technology or products used or for external uses) may not achieve the desired return sought. These acquisitions or investments may also result in unforeseen liabilities or expenses, such as higher than expected costs due to market competition, regulatory approval requirements, delays in implementation, lost opportunities that could have been pursued with cash being used, litigation or regulatory enforcement post-acquisition or investment, contingent liabilities, implementation cost, misalignment of culture, loss of technology through theft or trade secrets exchanged, loss of key partners/vendors, currency exchange rate for foreign investment, timing within overall economic environment, carrying costs, and tax liabilities. Additionally, the risks from future acquisitions or investments could result in impairment charges against goodwill or increases in the liabilities on our Consolidated Balance Sheets, as well as missed earnings results.

As we continue to grow through partnerships, acquisitions, and the execution of events, we may be inherently absorbing or taking on additional risk.

Our continued involvement in event acquisitions and partnerships may give rise to increased brand and reputational risk. If we are unable to successfully onboard associated employees, contractors, and volunteers and incorporate them into our culture, we may fail to maintain continuity of experience across our event offerings. We may experience an increase in financial liability and potential litigation due to a heightened exposure inherent in the operation of public events.

We may be subject to cyberattacks, and our reliance on third party providers for technology and service mean our operations could be disrupted due to the lack of resiliency in the operations of other companies, or a breach in their obligations to us, and could impair the operability of our website and other technology-based operations.

Cyberattacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, social engineering (including phishing) and other malicious internet-based activity are prevalent in our industry and such attacks continue to increase. We also utilize third-party providers to host, transmit, or otherwise process electronic data in connection with our business activities. We or our vendors and business partners may experience attacks, unavailable systems, unauthorized access or disclosure due to employee or other theft or misuse, denial-of-service attacks, sophisticated attacks by nation-state and nation-state supported actors, and advanced persistent threat intrusions. Despite our efforts to ensure the security, privacy, integrity, confidentiality, availability, and authenticity of information technology networks and systems, processing and information, we may not be able to anticipate, or to implement, preventive and remedial measures effective against all data security and privacy threats. The recovery systems, security protocols, network protection mechanisms, and other security measures that we have integrated into our systems, networks, and physical facilities, may not be adequate to prevent or detect service interruption, system failure, data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. The risk of unauthorized circumvention of our security measures, or those of our third-party providers, clients, and partners has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment, and identity theft.

For example, we experienced an unauthorized access into our online insurance quote system in 2021 whereby attackers used personal information already in their possession to obtain additional consumer data, including driver’s license numbers, through Hagerty’s Instant Quote feature. The issue has been remediated. While none of our systems or databases were compromised or significantly disrupted as part of this incident and the costs associated with the incident and our remediation efforts were not material, we could be subject to litigation or regulatory enforcement actions, including fines or other penalties from state regulatory agencies related to this event or other cyber-attacks in the future.

If cyberattacks on our systems occur in the future our reputation could suffer irreparable harm, causing our current and prospective customers to decline to use our services. Further, we may be required to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and protection technologies, and defending against and resolving legal and regulatory claims, all of which could be costly and divert resources and the attention of our management and key personnel away from our business operations.

Some of our membership products are newer and have limited operating history, which makes it difficult to forecast operating results. We may not show profitability from these newer products as quickly as we anticipate or at all.

The success of new product and service introductions depends on a number of factors, including timely and successful development, market acceptance, our ability to manage the risks associated with new product production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and vendor relationships in line with anticipated product demand, the availability of products in appropriate quantities and at expected costs to meet anticipated demand, and the risk that new products and services may have quality or other defects or deficiencies. Accordingly, we cannot determine in advance the ultimate effect of new product and service introductions and transitions. If our new products or services are not well received, or if we are unable to introduce them in a cost-effective manner, we may not be able to realize a profit on those products and services and may, in fact, recognize losses for some time. This could have an adverse effect on our financial condition and results of operations.

We are subject to payment processing risks which could adversely affect our results of operations.

We currently rely on a limited number of payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if any of the vendors become unwilling or unable to provide these services to us, and we are unable to find a suitable replacement on a timely basis. If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis, or at all, our business, financial condition and results of operations could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to, or exploit weaknesses that may exist in the payment systems. There are potential legal, contractual, and regulatory risks if we are not able to properly process payments. If we are unable to comply with applicable rules or requirements for the payment methods that we accept, or if payment-related data is compromised due to an incident or a breach, we may be liable for significant costs incurred by payment card issuing banks and other third parties, subject to fines and higher transaction fees, subject to potential litigation or enforcement action, or our ability to accept or facilitate certain types of payments may be impaired.

In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we could face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, financial condition and results of operations.

As we continue to grow operations in different geographic locations, additional risk related to foreign currencies may have an impact on revenue and our results of operations.

We have foreign operations, and in some instances, collect from customers in foreign currencies. The exchange rates we use to consolidate our foreign entities may be less favorable to us than the actual exchange rates used to convert the funds into U.S. dollars. These foreign exchange risks could have a material negative impact on our financial condition and results of operations.

Our technology platforms may not function properly, which might subject us to loss of business and revenue, breach of contractual obligations, and place us out of compliance with state and federal rules and regulations.

We utilize numerous technology platforms throughout our business for various functions, including to gather customer data in order to determine whether or not to write and how to price our insurance products, to process many of our claims, to issues and service our membership products, and to provide valuation services. Our technology platforms are expensive and complex. The continuous development, maintenance, and operation of our technology platforms may entail unforeseen difficulties, including material performance problems or undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our platforms do not function reliably, we may incorrectly select our customers, bill our customers, price insurance products, or incorrectly pay or deny insurance claims made by our customers. These errors could result in inadequate insurance premiums paid relative to claims made, resulting in increased financial losses. These errors could also cause customer dissatisfaction with us, which could cause customers to cancel or fail to renew their insurance policies with us or make it less likely that prospective customers obtain new insurance policies from us. Additionally, technology platform errors may lead to unintentional bias and discrimination in the underwriting process, which could subject us to legal or regulatory liability and harm our brand and reputation. Any of these eventualities could result in a material adverse effect on our business, financial condition and results of operations.

Our future success depends on the ability to continue to develop and implement technology, and to maintain the confidentiality of this technology.

Our future success depends on our ability to continue to develop, implement, and maintain the confidentiality of our proprietary technology. Changes to existing laws, their interpretation or implementation, or the introduction of new laws could impede our use of this technology or require that we disclose our proprietary technology to our competitors, which could negatively impact our competitive position and result in a material adverse effect on our business, financial condition and results of operations. In most jurisdictions, government regulatory authorities have the power to interpret and amend laws and regulations applicable to the processing of data. Such authorities may require us to incur substantial costs in order to comply with such laws and regulations. Regulatory statutes are broad in scope and subject to differing interpretation. In some areas of our business, we act on the basis of our own or the industry’s interpretations of applicable laws or regulations, which may conflict from jurisdiction to jurisdiction. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities. Our errors and omissions in insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.

We may not be able to prevent or address the misappropriation of Hagerty-owned data.

From time to time, third parties may misappropriate our data through website scraping, bots, or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or mobile apps may misappropriate data and attempt to imitate our brand or the functionality of our website or our mobile app. If we become aware of such websites or mobile apps, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites or mobile apps in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations.

In some cases, particularly in the case of websites operating outside of the U.S., our available remedies may not be adequate to protect us against the effect of the operation of such websites or mobile apps. Regardless of whether we can successfully enforce our rights against the operators of these websites or mobile apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, financial condition or results of operations. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

Changes in social attitudes may make ownership of collector vehicles less desirable, leading to a drop in demand for our products and services.

Changing consumer preferences and social attitude toward options such as electric vehicles and/or autonomous driving could have a material impact on our business. The traditional business model of car sales is starting to be complemented by a range of diverse, on-demand mobility solutions, especially in dense urban environments that proactively discourage private-car use. This shift, along with a significant rise in the annual growth of car sharing members and autonomous and electric vehicles in the markets we currently conduct business, could have a trickle-down effect to the collector car space and create a drop in demand for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

An inadequate strategy to address and respond to issues of diversity, equity, and inclusion could leave us insufficiently prepared for significant cultural shifts affecting our marketplace and may create a negative brand image, leading to the alienation of our employees and clients.

Companies must achieve diversity if they want to acquire and retain talent, build employee engagement, and improve business performance. Diversity, equity, and inclusion have been shown to drive higher innovation, enhanced job performance, less employee turnover, and greater profits. If there is not a focus on developing a cohesive strategy to create a sense of belonging with clear and impactful diversity, equity, and inclusion initiatives, we could potentially put ourselves in a position where our brand and/or sales are impacted as a result of a failure to create a successful strategy.

In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results.

Future decreases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the maturity of the securities included in our portfolio and the amount by which interest rates decrease. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality. We cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms. We may also encounter difficulty in obtaining funds to meet our commitments.

We are exposed to the credit risk, or liquidity risk, through our banking partners. If we were to experience operating losses and are not able to generate additional liquidity through a capital raise or other cash infusion, we may need to secure additional sources of funds, which may or may not be available. Additionally, a failure to generate additional liquidity could negatively impact our ability to operate our business.

To the extent that cash flows generated by our operations are insufficient to fund future operating requirements, or that our capital position is adversely impacted by a decline in the fair value of our investment portfolio, losses from catastrophe events or otherwise, we may need to raise additional funds. We also may be required to liquidate fixed maturity securities, which may result in realized investment losses. Any further sources of capital, including capacity needed for letters of credit, if available at all, may be on terms that are unfavorable to us. Our access to additional sources of capital will depend on a variety of factors, such as market conditions, the general availability of credit, the availability of credit to the industries in which we operate, our financial condition, results of operations, credit ratings and credit capacity, as well as pending litigation or regulatory investigations. Our ability to borrow under our revolving credit facility and letter of credit facilities is contingent on our compliance with the covenants and other requirements under those facilities. Similarly, our access to capital may be impaired if regulatory authorities or rating agencies take negative actions against us. Additionally, to reduce the risk of a bank failure, we engage only with high-quality counterparties with high credit ratings. Our inability to obtain adequate capital when needed could have a negative impact on our ability to invest in, or take advantage of opportunities to expand our businesses, such as possible acquisitions or the creation of new ventures, and inhibit our ability to refinance our existing indebtedness on terms acceptable to us. Any of these effects could have a material adverse effect on our financial condition and results of operations.

Our day-to-day operations create transactions, events, and conditions that may give rise to the need for accounting estimates to be recognized or disclosed in the financial statements. There is a risk that these estimates could create a material misstatement for accounting purposes.

The preparation of the financial statements requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to estimates related to provision for unpaid for losses and loss adjustment expenses, change in fair value of warrant liabilities, and payments due under the TRA. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Significant estimates that are susceptible to notable changes in the near term relate to provisions for unpaid losses and loss adjustment expenses (including IBNR), significant inputs in the warrant fair value valuation model and tax estimates within the TRA liability. Although some variability is inherent in these estimates, we believe that the current estimates are reasonable in all material respects. These estimates are reviewed regularly and adjusted as necessary. Adjustments related to changes in estimates are reflected in our results of operations in the period in which those estimates changed.

Risks Related to Our Insurance Services

The insurance products that we develop and sell for our underwriting carriers are subject to regulatory approval, and we may incur significant expenses in connection with the development and filing of new products before revenue is generated from new products.

The insurance products that we develop and sell require regulatory approvals in each respective jurisdiction. This product development and filing cycle can take time. The product development and filing process can be challenging and expensive. The process can also be delayed, given the unknown timelines in which insurance departments might take to review and approve filings. Questions and objections from insurance departments can also delay the product launch date. Moreover, there could be an inability to obtain regulatory approval on a product filing.

The nature of the product development and filing cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from the new products. If we spend a significant amount of resources on research and development, and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations.

Additionally, there could be a change in the anticipated customer demand for a product we are developing before the product is released. Customer demand could decrease after the development cycle has begun. A decrease in customer demand for a new or improved product could cause us to fall short of our sales targets, and we might not be able to avoid the substantial costs associated with the product’s development or improvement. If we are unable to complete product development and filing cycles successfully, in a timely manner, that meets customer demand for new or improved products, and generate revenues from these future products, the growth of our business could be harmed.

As a managing general agency/underwriter, we operate in a highly regulated environment for our insurance product distribution and face risks associated with compliance requirements, some of which cause us to make judgment calls that could have an adverse effect on us.

The insurance industry in which we operate is subject to extensive regulation. We are subject to regulation and supervision both federally and in each applicable local state or provincial jurisdiction. In general, these regulations are designed to protect members, policyholders, and insureds and to protect the integrity of the financial markets, rather than to protect stockholders or creditors. Our ability to conduct business in these jurisdictions depends on our compliance with the rules and regulations promulgated by federal and state or provincial regulatory bodies and other regulatory authorities. Maintaining compliance with rules and regulations is often complex and challenging, and it sometimes requires us to make determinations that require judgments regarding uncertain issues that ultimately be resolved differently than we have determined, which could have an adverse effect on us.

We may not be able to adapt effectively and timely to any changes in law.

A failure to comply with regulatory requirements, or changes in regulatory requirements or interpretations, can result in actions by regulators, potentially leading to penalties and enforcement actions, and in extreme cases, revocation of an authority to do business in one or more jurisdictions. This could result in adverse publicity and potential damage to our brand and reputation in the marketplace. In addition, we could face lawsuits by members, insureds, and other parties for alleged violations of these laws and regulations.

State insurance laws grant supervisory agencies, including state insurance departments, broad administrative authority. Canadian, Bermuda, and U.K. insurance regulators and, in the U.S., state insurance regulators and the National Association of Insurance Commissioners continually review existing laws and regulations, some of which affect our business. These supervisory agencies regulate many aspects of the insurance business, including the licensing of insurance brokers and agents and other insurance intermediaries; the handling of third-party funds held in a fiduciary capacity; and trade practices, such as marketing, advertising, and compensation arrangements entered into by insurance brokers and agents. Individuals who engage in the solicitation, negotiation, or sale of insurance, or provide certain other insurance services, generally are required to be licensed individually. Insurance laws and regulations govern whether licensees may share commissions with unlicensed entities and individuals. We believe that generally any payments we make to third parties are in compliance with applicable laws. However, should any regulatory agency take a contrary position and prevail, we will be required to change the manner in which we pay fees to individuals and entities for placing insurance policies through us.

Regulatory review or the issuance of interpretations of existing laws and regulations may result in the enactment of new laws and regulations that could adversely affect our operations or our ability to conduct business profitably. It is difficult to predict whether, and to what degree, changes resulting from new laws and regulations will affect the industry or our business.

We do business with a limited number of key underwriting carrier partners in our insurance markets, and we may not be able to find suitable replacements for our existing carriers.

We work with a limited number of carriers in the U.S., Canada, and the U.K. for our personal lines insurance products, and there is a risk that if one or more of the carriers becomes impaired or terminates its relationship with us that our profitability may be adversely affected. If a carrier partner relationship terminates or there is loss of strategic support or alignment, we may be unable to transition to a new relationship without disruption, increased cost, lost profits, or lost market share, or a combination of the foregoing.

We derive a large portion of our revenue from commissions and quota share reinsurance on the sale of personal lines insurance products in the U.S. through our exclusive relationship with Essentia, in Canada through our relationship with Aviva’s Canadian subsidiary, Elite Insurance Company, and in the U.K., primarily through our relationship with Markel. If these carriers were to experience liquidity problems or other financial (such as rating agency downgrades) or operational difficulties, we could encounter business disruptions as a result, and our results of operations may suffer.

Our contract with Markel, and our contract with State Farm Mutual Automobile Insurance Company (“State Farm”) regarding the upcoming State Farm Classic+ program, contain provisions that allow those partners to terminate our agreements with them at any time upon the occurrence of a change of control. One of the events triggering a change of control would occur if the Hagerty family ceases to own shares representing a majority of our voting power. Accordingly, if we experience a change of control, including as a result of the Hagerty family’s sale of a sufficient number of shares to result in their controlling less than a majority of their voting power, we could lose our agreements with one or both of these partners, which could have a material adverse effect on our business, operations and financial results.

A regulatory environment that requires rate increases to be approved and that can dictate underwriting and pricing and mandate participation in loss sharing arrangements may adversely affect our financial condition and results of operations.

Political events and positions can affect the insurance market on occasion, including efforts to reduce rates to a level that may prevent us from being profitable or may not allow us to reach our goals. If the loss ratio for the insurance programs that we administer is favorable to that of the industry, regulatory authorities could impose rate restrictions, require payment of premium refunds to policyholders, or could challenge or delay efforts to raise rates. Rate changes may be required for us to achieve our goals related to profitability and return on equity. If we were to experience challenges in obtaining approvals for rate changes, that could limit us in reaching our targeted goals and profitability. For example, with COVID-19, state regulators and legislators were under increased political pressure to provide financial relief to policyholders, and several states did require premium relief/refunds, depending on loss severity and frequency, while other states highly recommended that premium relief/refunds be given to policyholders. Additionally, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities, and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer’s ability to charge the price it might otherwise charge. Laws and regulations of many states also limit an insurer’s ability to withdraw from one or more lines of insurance there, except pursuant to a plan that is approved by the state insurance department. This limitation can prolong and provide additional challenges for strategic business plans related to conversions, transfers, and book rolls. Although we are not an insurer, our business, financial condition or results of operations could be adversely affected by any of these factors, as they are applicable to the insurance programs we administer.

The underwriting companies that we work with, and our insurance agencies, are periodically subject to examinations and audits by insurance regulators, which could result in adverse findings, enforcement actions, require payments of fines or penalties, and necessitate remedial actions.

In the U.S., our insurance agencies operate as an MGA for Essentia. Essentia is currently domiciled in Missouri and has a classic auto insurance program and a classic boat insurance program in all 50 United States, plus the District of Columbia. We operate as the MGA for the programs in all 51 jurisdictions. We also operate a similar auto insurance program in Canada (underwritten by Elite Insurance Company) and in the U.K. (primarily underwritten by Markel International Insurance Company Limited, a wholly owned subsidiary of Markel).

Additionally, under its license as a Class 3A insurer, Hagerty Re must meet and maintain the relevant solvency margin, and liquidity and other ratios applicable under Bermuda law. Hagerty Re’s license limits it to accepting only business produced through our managing general agency/underwriters that is underwritten by carriers rated A- or better by A.M. Best or similar rating agency.

Insurance regulators periodically subject the underwriting companies that we work with to do audits and examinations to assess compliance with applicable laws and regulations, financial condition, and the conduct of regulated activities. These examinations and audits may be conducted during a jurisdiction’s normal review cycle, or because of a targeted investigation. our insurance agencies can also be subject to regulatory audits and exams. A formal examination or audit provides insurance regulators with a significant opportunity to review and scrutinize the underwriting companies we work with, the insurance programs we administer, and our operations.

As a result of an examination or an audit, an insurance regulator could determine that an underwriting company’s financial condition or capital resources are less than satisfactory. An insurance regulator could also determine that there are other aspects of either the underwriting company or our operations that are less than satisfactory, or that either us or the underwriting company that we work with are in violation of applicable laws or regulations. These types of examination or audit findings could lead an insurance regulator to require either us or the underwriting company that we work with to take one or more remedial actions or otherwise subject us to regulatory scrutiny, impose fines and penalties, or take further actions.

We cannot predict with precision the likelihood, nature, or extent, including the associated costs, of any necessary remedial actions, or any financial impact that could result from an examination or audit. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against us or any of the underwriting companies we work with resulting from these examinations or audits could have a material adverse effect on our business, reputation, financial condition and results of operations.

We rely on external data and our digital platform to collect and evaluate information that we utilize in producing, pricing, and underwriting insurance policies (in accordance with the rates, rules, and forms filed with regulators, where required), managing claims and customer support, and improving business processes. Any future legal or regulatory requirements that might restrict our ability to collect or utilize this data could potentially have an adverse effect on our business, financial condition, and prospects.

We use our digital platform to collect data points that we evaluate in pricing and underwriting insurance policies, managing claims and customer support, and improving business processes. Our business model is dependent on our ability to collect vehicle usage and driving data. If federal, state, or international regulators were to determine that the type of data we collect, the process we use for collecting this data, or how we use it, unfairly discriminates against a protected class of people, regulators could move to prohibit or restrict our collection or use of this data. In addition, if legislation were to restrict our ability to collect driving data, it could impair our capacity to underwrite insurance cost effectively, negatively impacting our revenue and earnings.

The insurance business, including the market for property and casualty insurance, is historically cyclical in nature, and there may be periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

We operate primarily in North America and the seasonality of driving in that region has caused a large portion of our revenue to be generated in the spring and summer months of each year. This in turn impacts operational cash flows and could produce volatility in our earnings. Fluctuations in our operating results could be due to a number of other factors, many of which may be outside of our control, including competition, frequency, and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses, and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the auto insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity increased premium levels. We operate in a specialty sector of the auto insurance market and need to be mindful of these and other factors which could impact our operations. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers, and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry. We cannot predict with certainty whether market conditions affecting the auto insurance market and the insurance market in general will improve, remain constant, or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency or severity of claims and premium defaults, and an uptick in the frequency of fraud, including the falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, financial condition and results of operations.

The reinsurance that Hagerty Re purchases to protect against catastrophic and large losses may be unavailable at current coverage terms, limits, or pricing.

The business that Hagerty Re reinsures is exposed to catastrophic events that are inherently unpredictable and may cause capacity in the reinsurance market to become scarcer leading to rate increases or changes in coverage terms, or a combination of both. This in turn may cause Hagerty Re to retain more risk, be unable to accept risk and grow, or require greater capital investment that may not be available, in each case resulting in lower profits, as well as a material effect on our financial condition and results of operations.

Unexpected increases in the frequency or severity of claims may adversely affect our operations and financial condition.

We may experience increases in claim frequency on occasion. Short-term trends with an increase in claim frequency may not continue over the longer term. Any changes in claim frequency might be derived from changes in miles driven, driving behaviors, macroeconomics, weather-related events, or other factors. A significant increase in claim frequency could have an adverse effect on our financial condition and results of operations.

We could also experience increases in the severity of claims. Changes in bodily injury claim severity can be impacted by inflation in medical costs, litigation trends and precedents, regulation, and the overall safety of automobile travel. Changes in auto property damage claim severity can be driven by inflation in the cost to repair vehicles, including parts and labor rates, the mix of vehicles that are declared total losses, the availability of parts to repair vehicles, and an increase in value for collector vehicles. Unanticipated increases in claim severity can arise from events that are inherently difficult to predict. Although we pursue various loss management initiatives to mitigate future increases in claim severity, these initiatives may not successfully identify or reduce the effect of future increases in claim severity. A significant increase in claim severity could have an adverse effect on our financial condition and results of operations.

Severe weather events, catastrophes, and unnatural events are unpredictable, and we may experience losses or disruptions from these events.

Our business may be exposed to catastrophic events such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, wildfires and other fires, as well as non-natural events such as explosions, riots, pandemics, terrorism, or war, which could cause operating results to vary significantly from one period to the next. We may incur catastrophe losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, (3) current reinsurance coverage limits, or (4) loss estimates from external tornado, hail, hurricane, and earthquake models at various levels of probability. In addition, we are subject to customer insurance claims arising from weather events such as winter storms, rain, hail, and high winds.

The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of customer insurance claims when severe weather conditions occur. The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses, which can cause our liquidity and financial condition to deteriorate. In addition, reinsurance placed in the market also carries some counterparty credit risk.

Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, eruptions of volcanoes, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of insurance, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

If the risks within the insurance programs that we offer on behalf of our underwriting carriers are not priced and underwritten accurately with competitive, yet profitable, rates, our business and financial condition could be adversely affected.

As an MGA for Essentia, we operate under delegated underwriting authority in the U.S. In general, the premiums for the insurance policies in our program are established at the time a policy is issued and, therefore, before all of the underlying costs are known. The accuracy of the pricing is subject to our ability to adequately assess risks, estimate losses, and comply with insurance laws and regulations. Like others in the industry, we rely on estimates and assumptions in setting the premium rates. We also utilize the data that we gather through our interactions with customers.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustment expenses, and other costs. If we do not accurately assess the risks that are underwritten, adequate premiums may not be charged to cover losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that the prices are too low, insurance regulations may prevent non-renewing insurance contracts, non-renewing customers, or raising prices. Alternatively, we could set the premiums too high, which could reduce our competitiveness and lead to lower revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs, expenses, and inflation trends, among other factors, for each of the products in multiple risk levels and many different markets. In order to accurately price the policies, we must, among other factors:

•	collect and properly and accurately analyze a substantial volume of data from our customers;

•	develop, test, and apply appropriate actuarial projections and rating formulas;

•	review and evaluate competitive product offerings and pricing dynamics;

•	closely monitor and timely recognize changes in trends;

•	project both frequency and severity of our customers’ losses with reasonable accuracy; and

•	in many jurisdictions, obtain regulatory approval for the resulting rates.

We may not have success in implementing a pricing methodology accurately in accordance with our assumptions. Our ability to accurately price policies is subject to a number of risks and uncertainties, including, but not limited to:

•	insufficient, inaccurate, or unreliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our inability to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

•	incorrect or incomplete analysis of the competitive environment;

•	regulatory constraints on rate increases or coverage limitations;

•	our inability to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated litigation, court decisions, and legislative or regulatory actions or changes to the existing regulatory landscape.

To address the potential errors or desired or required changes in our current business model, we may be compelled to increase the amount allocated to cover policy claims, or to address other economic factors resulting in an increase in future premium rates, or to additionally or alternatively adopt different underwriting standards. Any of these changes may result in a decline in new business and renewals and, as a result, have a material adverse effect on our business, results of operations and financial condition.

Reinsurance subjects Hagerty Re to counterparty risk where reinsurers fail to pay or timely pay claims due to insolvency or otherwise fail to honor their obligations.

Hagerty Re is legally obligated to pay claims under the reinsurance agreements where Hagerty Re has assumed risk, regardless of whether Hagerty Re is able to secure its own reinsurance for ceded reinsurance coverages. Reinsurer insolvency or payment default by one of Hagerty Re’s ceded reinsurance when reimbursement is sought by Hagerty Re for such coverage may have a material effect on Hagerty Re’s profitability and financial situation and its ability to accept risk or may cause it to require capital investments that may not be available.

Unexpected changes in the interpretation of coverage or provisions, including loss limitations and exclusions, in the insurance policies we sell and service could have a material adverse effect on our financial condition and operations.

We have specifically negotiated loss limitations and exclusions in the policies we sell and service, and these limitations and exclusions may not be enforceable in the manner we intend. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions have eliminated long standing coverage limitations by a narrow reading of policy exclusions. Under the insurance laws, the insurer typically has the burden of proving an exclusion applies and any ambiguities in the terms of a loss limitation or exclusion provision are typically construed against the insurer. These types of cases and the issues they raise may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under the insurance contract may not be known for many years after a contract is issued. There could also be additional exposure with claims for other household vehicles that are not covered under an insurance policy issued by us, such as for someone’s regular use vehicle. It is possible that our underwriting companies that we write business through may share in liability with these types of claims on certain instances.

Hagerty Re’s actual ultimate loss liability could potentially be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

Significant periods of time often elapse between the occurrence of an insured or reinsured loss, the reporting of the loss to us, and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expenses. The process of estimating loss reserves is a difficult and complex exercise involving many variables and subjective judgments. This process may also become more difficult if we experience a period of rising inflation. As part of the reserving process, we review historical data and consider the impact of such factors as:

•	trends in claim frequency and severity;

•	changes in operations;

•	emerging economic and social trends;

•	trends in insurance rates;

•	inflation or deflation; and

•	changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results will differ from original estimates. As part of the reserving process, we regularly review our loss reserves and make adjustments as necessary. Future increases in loss reserves for our underwriting operations will, and for our program’s services operations may, result in additional charges to earnings, which may be material. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Hagerty Re is required to maintain its reserves and financial condition in accordance with Bermuda law and the BSCR administered by the BMA. Inadequate reserves may adversely affect earnings, as well as the ability to continue to accept risk, and Hagerty Re’s ability to maintain its financial condition and meet solvency requirements with possible loss of its license in Bermuda. Under Bermuda law, Hagerty Re is prohibited from declaring or making payment of a dividend if it fails to meet its minimum solvency margin or minimum liquidity ratio. Prior approval from the BMA is also required if Hagerty Re’s proposed dividend payments would exceed 25% of its prior year-end total statutory capital and surplus.

Our expansion into different insurance products and jurisdictions may subject us to additional costs and expenses, and our plans might not be as profitable as projected.

We believe that the growth of our business and revenue depends in part upon our ability to: (i) retain our existing customers and add new customers in our current, as well as new, geographic markets; (ii) add new insurance programs and products; and (iii) add to and continue to grow our offering of non-insurance automotive enthusiast-related products.

Expanding into new geographic markets and introducing new products takes time, requires us to navigate and comply with extensive regulations, and may happen more slowly than we expect or than it has occurred in the past. If we were to lose customers, our value might diminish. A future loss of customers could lead to higher loss ratios, loss ratios that cease to decline, or declining revenue, any of which would adversely impact our profitability. If we are unable to remain competitive on customer experience, pricing, or insurance coverage options, our ability to grow and retain our business may also be adversely affected. In addition, we might not be able to accurately predict risk segmentation of new and renewal customers or potential customers, which could also reduce our profitability.

While a key part of our business strategy is to retain and add customers in our existing markets, we may also seek to expand our operations into new markets and new products. In doing so, we may incur losses or otherwise not be successful in entering new markets or introducing new products. Our expansion into new markets and new products may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources, and the possibility that returns on such investments might not be achieved for several years, or at all.

We may not be successful in these efforts, and even if we are successful, these efforts may increase or create the following risks, among others:

•	we might not be able to effectively use search engines, social media platforms, content-based online advertising, and other online sources for generating traffic to our website;

•	potential customers in a particular marketplace could generally not meet the underwriting guidelines;

•	demand for new products or expansion into new markets may not meet our expectations;

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new products and expansion into new markets may increase or change our risk exposures, and the data and models we use to manage those exposures may not be as effective as those we use in existing markets or with existing products;

•	models underlying automated underwriting and pricing decisions may not be effective;

•	efforts to develop new products or expand into new markets or to change commission terms may create or increase distribution channel conflicts;

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in connection with the conversion of existing policyholders to a new product, some policyholders’ pricing may increase while the pricing for other policyholders may decrease, the net impact of which could negatively impact retention and profit margins;

•	changes to our business processes or workflow, including the use of new technologies, may give rise to execution risk;

•	our products might not be competitive in terms of customer experience, pricing, or insurance coverage options;

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there could be barriers in obtaining the governmental and regulatory approvals, licenses, or other authorizations necessary for expansion into new markets or in relation to our products (such as line, form, underwriting, and rating approvals), or such approvals contain conditions that impose restrictions on our operations (such as limitations on growth);

•	our digital platform might experience disruptions;

•	we could suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;

•	we may not be able to offer new and competitive products, to provide effective updates to our existing products, or to keep pace with technological improvements in our industry;

•	we might not be able to maintain traditional retail agent relationships;

•	customers may have difficulty installing, updating, or otherwise accessing our website on mobile devices or web browsers as a result of actions by us or third parties;

•	customers may be unable or unwilling to adopt or embrace new technology;

•	technical or other problems may frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner;

•	we might not be able to address customer concerns regarding the content, data privacy, and security generally or for our digital platform specifically;

•	we may not identify or enter joint ventures with strategic partners or we may enter into joint ventures that do not produce the desired results; or

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there may be challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax, and regulatory restrictions.

These efforts may require additional investments by us, some of which could be significant. These costs may also include hiring additional personnel, as well as engaging third-party service providers, and other research and development costs. If we grow our geographic footprint or product offering at a slower rate than expected, or if we are unable to overcome the challenges listed above, our business, financial condition and results of operations could be materially and adversely affected.

Our reliance on technology and intellectual property from third parties for pricing and underwriting insurance policies, handling claims, and maximizing automation, could cause an adverse impact on our business and operations if these third parties become unavailable or provide us with inaccurate information.

We use data, technology, and intellectual property licensed from unaffiliated third parties in certain components of our products, including insurance industry proprietary information that we license, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. Also, should a company refuse to license its proprietary information to us on the same terms that it offers to our competitors, we could be placed at a significant competitive disadvantage. If any technology and intellectual property we license from others becomes unavailable, we may not be able to find replacement technologies at a reasonable cost or at all, which could materially harm our business and results of operations.

Denial of claims or the failure to accurately and timely pay claims on behalf of our underwriting carriers could have an adverse impact on our own business, financial condition and prospects.

We must accurately and timely evaluate and pay claims that are made under the insurance policies in our program. There are many factors that could affect our ability to pay claims accurately and timely, including the efficiency of our claims processing, the training and experience of our claim’s adjusters, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

The risks included in our insurance programs are typically those of an antique, classic, or collectable nature. Adjusting claims on these types of risks often require specialized knowledge of collector vehicles, so our claims staff is trained to have collectable expertise to provide an efficient, yet comprehensive, claims experience. The manner in how we handle claims is a differentiating factor for our business, and an inability to be able to continue to offer a timely and comprehensive claims experience could undermine our brand and position in the insurance marketplace. Additionally, any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or material litigation, loss or reduction in reinsurance recoverable, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations and prospects.

If our claims adjusters are unable to effectively process our volume of claims in the manner that our customers expect, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect our reputation, financial condition and results of operations.

A downward change in Essentia’s financial strength rating may adversely affect our ability to conduct business as currently conducted.

Essentia’s ability to underwrite business is dependent upon its financial strength rating as evaluated by independent rating agencies. In the event that Essentia is downgraded, we believe our ability to write business through Essentia would be adversely affected. In the normal course of business, we evaluate Essentia’s capital needs to support the amount of business it writes in order to maintain its financial strength ratings.

Hagerty Re is subject to regulatory requirements to maintain its license in Bermuda as a Class 3A insurer.

Hagerty Re is registered as a Class 3A insurer under the Bermuda Insurance Act. The BMA issues regulations and other guidance prescribing requirements that Bermuda-licensed insurance companies, like

Hagerty Re, are required to comply with. For example, the BMA requires Bermuda-licensed insurers to maintain a minimum level of capital and surplus, comply with restrictions on dividends, make financial statement filings, prepare a financial condition report, maintain a head office in Bermuda from which insurance business is directed and managed and allow for the performance of certain periodic examinations of financial condition. These statutes and regulations may restrict Hagerty Re’s ability to write reinsurance policies, distribute funds and pursue its investment strategy.

Under its license as a Class 3A insurer, Hagerty Re must meet and maintain the relevant solvency margin, and liquidity and other ratios applicable under Bermuda law. For example, Hagerty Re’s license limits it to reinsuring business that is underwritten by carriers rated A- or better by A.M. Best or similar rating agencies. Additional operational requirements for Hagerty Re in Bermuda include:

•	complying with economic substance requirements which include maintaining a principal office in Bermuda and having a certain number of Bermuda-domiciled managers involved in overseeing operations;

•	obtaining prior approval for changes in ownership / transfers of shares;

•	having restrictions on dividends;

•	complying with Bermuda know-your-customer and anti-bribery type laws;

•	having audited financial statements and being subject to BMA examination; and

•	carrying out operations in accordance with its filed and approved business plan.

Failure to operate properly in accordance with Bermuda law could cause Hagerty Re’s license to be restricted or revoked along with possible supervisory control of Hagerty Re and its assets and termination of reinsurance agreements with its ceding carriers. Additionally, Bermuda insurance statutes, regulations and the policies of the BMA are less restrictive than U.S. insurance statutes and regulations. Insurance supervisors in the U.S. may review Hagerty Re’s activities and determine that Hagerty Re is subject to a U.S. jurisdiction’s licensing requirements or determine that our U.S.-domiciled underwriting partners cannot transact business with us. Any such determination would have an adverse impact on Hagerty Re’s operations and financial condition.

Risks Related to Legal, Regulatory and Political Matters

The legal and regulatory requirements applicable to our business are extensive. If we are not able to comply, it could have an adverse effect on us. Extensive regulation and potential further restrictive regulation could increase our operating costs and limit our growth.

We are subject to extensive laws, regulations, and supervision in the jurisdictions in which we transact business. These laws are complex and subject to change. Changes can sometimes lead to additional expenses, increased legal exposure, increased required capital and surplus, delays in implementing desired rate increases or business operations, and additional limits on our ability to grow or achieve targeted goals and profitability. Our business is highly dependent on the ability to engage on a daily basis in financial and operational activities, many of which are highly complex, including, but not limited to, insurance underwriting, claim processing, and providing products and services to businesses and consumers in a hospitable and efficient manner. These activities are subject to internal guidelines and policies, as well as legal and regulatory requirements, including, but not limited to, those related to:

•	privacy regulation and data security;

•	anti-corruption and anti-bribery;

•	restrictions on advertising and marketing;

•	restrictions on rebating and inducements related to insurance transactions;

•	restrictions on sharing insurance commissions and payments of referral fees;

•	restrictions related to underwriting and pricing of insurance;

•	approval of policy forms and premiums;

•	restrictions on the adjustment and settlement of insurance claims;

•	restrictions on the sale, solicitation, and negotiation of insurance;

•	rules regarding licensing, affiliations, and appointments;

•	state-mandated premium rebates, refunds, or reductions as a result of potentially lower risk exposure due to COVID-19 and related emergency orders;

•	regulation of corporate governance and risk management; and

•	periodic examinations of operations, finances, market conduct and claims practices.

While we believe that we have adopted adequate and effective risk management and compliance programs, compliance risks remain, especially as we become subject to additional rules and regulations. The requirement to oversee and monitor the increasing speed and volume of regulatory changes could hinder our ability to appropriately review, analyze, and implement processes to ensure compliance in a timely manner. Failure to comply with, or to obtain, appropriate authorizations or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business. Any such failure could also subject us to fines, penalties, equitable relief, and changes to our business practices.

Future regulatory changes could limit or impact our business model.

Compliance with applicable laws and regulations is time consuming and personnel- and systems-intensive. The current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and compliance obligations. Any changes in, or the enactment of new, applicable laws and regulations may increase the complexity of the regulatory environment in which we operate, which could materially increase our direct and indirect compliance costs and other expenses of doing business and have a material adverse effect on financial condition and results of operations. Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the U.S., such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators; state attorneys general, as well as federal agencies including the SEC, the Financial Industry Regulatory Authority, the Federal Reserve Board, the Federal Insurance Office, the U.S. Department of Labor, the U.S. Department of Justice, and the National Labor Relations Board. Similarly, there are governmental authorities in U.K., such as the Financial Conduct Authority; the BMA in Bermuda; and numerous federal and provincial governmental and oversight organizations in Canada. Consequently, compliance with any particular regulator’s or enforcement authority’s interpretation of a legal issue may not result in compliance with another’s interpretation of the same issue, particularly when compliance is judged in hindsight. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds, or other adverse consequences.

The federal government may also regulate aspects of our business, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act (“FCRA”) in the U.S. Among other things, for insurance purposes, the FCRA requires that (i) there is a permissible purpose before obtaining and using a consumer report for underwriting purposes, and (ii) there is compliance with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws could subject us to regulatory fines and other sanctions. In addition, there is risk that a particular regulator’s or enforcement authority’s interpretation of a legal issue or the scope of a regulator’s authority may change over time to our detriment. There is also a risk that changes in the overall legal environment may cause us to change our views regarding the actions we need to take from a legal risk management perspective. This would necessitate changes to our practices that may adversely impact our business.

In some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. State insurance laws and regulations are generally intended to protect the interests of purchasers or users of insurance products, rather than our stockholders. Failure to comply with state insurance laws and regulations in the future could also have a material adverse effect on our business, financial condition and results of operations.

Additionally, changes in the regulatory landscape, whether it be on a state, federal, or global level, related to autonomous vehicles and regulations around petroleum-based vehicles could significantly alter our core insurance model, and we may have to make changes to our insurance program to comply with regulatory changes in this space. This would require changes to our operations, which could adversely impact our business.

Furthermore, the federal government could pass a law expanding its authority to regulate the insurance industry, expanding federal regulation over our business to our detriment. These laws and regulations may limit our ability to grow, to raise additional capital, or to improve the profitability of our business.

New legislation or legal requirements impacting the internet and the applicable use of mobile applications may affect how we communicate with our customers and could have an adverse effect on our business model, financial condition and operations.

We rely on our mobile application to execute our business strategy. We are subject to general business regulations and laws, as well as federal and state regulations and laws specifically governing the internet and the use of mobile applications in particular. Existing and future laws and regulations may impede the growth of the internet or other online services and increase the cost of providing online services. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, electronic signatures and consents, consumer protection, and social media marketing. It is at times not clear how existing laws governing issues such as property ownership, sales, and other taxes and consumer privacy apply to the internet and the use of mobile applications in particular, as the vast majority of these laws were adopted prior to the advent of the internet and the use of mobile applications and do not contemplate or address the unique issues raised by the internet. It is possible that general business regulations and laws, or those specifically governing the internet and the use of mobile applications in particular, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, currently comply, or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business, and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, and decrease the use of our mobile application or website by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.

Our intellectual property rights are extremely valuable and if they are not properly protected, our products, services, and brand could be adversely impacted.

As we continue expanding our development of intellectual property across all channels, we may be unable to adequately protect and/or obtain appropriate rights, leading to increased risk. Competitors may target certain products or services and seek to assert competing rights. If appropriate contractual measures are not maintained, employees, contractors, and vendors may divulge trade secrets or claim ownership over our intellectual property.

New legislation or legal requirements impacting the use of petroleum-based and/or supporting autonomous vehicles could significantly challenge and impact our core insurance model and company purpose.

A significant majority of our members currently drive gas-powered vehicles and engage in automotive enthusiast activities where they are able to drive and enjoy their vehicles. Changes in the law that create higher barriers to the use and enjoyment of their vehicles may in turn reduce the need or desire for many of our products and services, leading to lost revenue and lower profits and the inability to deliver on our purpose in an impactful manner.

Risks Related to Ownership of Our Securities

Our stock may be diluted by future issuances of additional Class A Common Stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market or the expectations that such sales may occur could lower our stock price.

We may issue additional shares of Class A Common Stock in several ways:

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By the Board. Our Amended and Restated Charter authorizes us to issue shares of our Class A Common Stock and options, rights, warrants and appreciation rights relating to our Class A Common Stock or the consideration of and on the terms and conditions established by our board of directors (the “Board”) in its sole discretion, whether in connection with acquisitions or otherwise.

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Under the 2021 Equity Incentive Plan. We have reserved 38,317,399 shares of Class A Common Stock for issuance under our equity incentive plan (the “2021 Equity Incentive Plan”). As of December 31, 2021, we have not yet issued any shares under the 2021 Equity Incentive Plan.

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Under the 2021 Employee Stock Purchase Plan. We have reserved 11,495,220 shares of Class A Common Stock for issuance under our employee stock purchase plan (the “2021 Employee Stock Purchase Plan”). As of December 31, 2021, we have not yet issued any shares under the 2021 Employee Stock Purchase Plan.

Any new shares of Class A Common Stock that we issue would dilute the percentage ownership held by the investors who purchase Class A Common Stock. The market price of shares of our Class A Common Stock could decline as a result of such issuances, or the perception that such issuances may occur. A decline in the price of our Class A Common Stock might impede our ability to raise capital through the issuance of additional shares of Class A Common Stock or other equity securities.

Substantial blocks of our total outstanding shares may be sold into the market. If there are substantial sales of shares of our Class A Common Stock, the price of our Class A Common Stock could decline.

The price of our Class A Common Stock could decline if there are substantial sales of our Class A Common Stock, particularly sales by our directors, executive officers, and significant stockholders, or if there is a large number of shares of our Class A Common Stock available for sale. As of March 1, 2022, we have 82,452,214 shares of our Class A Common Stock outstanding. All of the shares of Class A Common Stock sold at the completion of our Business Combination are available for sale in the public market, other than shares held by affiliates within the meaning of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Resales of such securities are being registered by the registration statement of which this prospectus forms a part, subject to various vesting agreements.

The market price of the shares of our Class A Common Stock could decline as a result of the sale of a substantial number of our shares of Class A Common Stock in the public market or the perception in the market that the holders of a large number of such shares intend to sell their shares.

Certain warrants to purchase our Class A Common Stock are now exercisable and will become exercisable in 2022 and 2023, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

PIPE Warrants to purchase an aggregate of 12,669,300 shares of Class A Common Stock became exercisable on the 30th day following the closing of the Business Combination in accordance with the terms of the warrant agreement governing those securities. In addition, Public Warrants to purchase an aggregate of 5,750,000 shares of Class A Common Stock will become exercisable on April 12, 2022 in accordance with the warrant agreement covering those securities. Each such PIPE Warrant and Public Warrant entitles its holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share and will expire at 5:00 p.m., New York time, five years after the closing of the Business Combination or earlier upon redemption or our liquidation. In addition, pursuant to the Sponsor Warrant Lock-up Agreement that was entered into in connection with the closing of the Business Combination (the “Sponsor Warrant Lock-up Agreement”), the Private Placement Warrants and OTM Warrants will become exercisable beginning on December 2, 2022 as certain conditions outlined within the agreements covering these warrants are met. To the extent warrants are exercised, additional shares of Class A Common Stock will be issued, which will result in dilution to our then existing stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our common stock.

We qualify as an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an “emerging growth company” as defined in the JOBS Act. As such, we may take advantage of relief from various reporting requirements and other burdens that are otherwise applicable generally to public companies, including (i) reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data, (ii) an exemption from compliance with the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (iii) reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements, and (iv) exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards would apply to private companies. We intend to avail ourselves of such extended transition period and, accordingly, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period., which may make comparison of our financial statements with those of other public companies more difficult. Investors may find the Class A Common Stock less attractive because we will rely on these exemptions, which may result in a less active trading market for the Class A Common Stock and its price may be more volatile.

We may take advantage of this relief until we no longer qualify as an emerging growth company or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of Class A Common Stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three years, and (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Aldel common stock in Aldel’s initial public offering. We may choose to take advantage of some but not all of these reduced reporting burdens.

We qualify as, and intend to elect to be treated as, a “controlled company” within the meaning of the NYSE listing standards and, as a result, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors is held by an individual, a group, or another company, we will qualify as a “controlled company” under the NYSE listing requirements. As of the consummation of the Business Combination, HHC controls approximately 67.9% of the voting power of our outstanding capital stock. As a result, we qualify as, and intend to elect to be treated as, a “controlled company” under the NYSE listing standards and will not be subject to the requirements that would otherwise require us to have: (i) a majority of “independent directors,” as defined under the listing standards of the NYSE; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

We currently take exemption only to the rule requiring us to have a nominating/corporate governance committee composed entirely of independent directors as our Nominating and Governance Committee is made up of three independent directors and one management director. In the event we choose to rely on more of these exemptions in the future, our stockholders would not have the same protections afforded to stockholders of companies that are subject to all of the applicable NYSE listing rules.

HHC may have its interest diluted due to future equity issuances or its own actions in selling shares of common stock, in each case, which could result in a loss of the “controlled company” exemption under the NYSE listing rules. We would then be required to comply with those provisions of the NYSE listing requirements.

The dual class structure of our common stock may adversely affect the trading market for our Class A Common Stock.

S&P Dow Jones and FTSE Russell limit their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A Common Stock in such indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Common Stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Common Stock.

The dual class structure of our common stock will have the effect of concentrating voting power with two stockholders, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class V Common Stock has 10 votes per share and our Class A Common Stock has one vote per share. Markel and HHC, who currently hold all of the Class V Common Stock, together will hold a substantial majority of the voting power of our outstanding capital stock. Because of the 10-to-1 voting ratio between our Class V and Class A Common Stock, the holders of our Class V Common Stock will, collectively control a majority of the combined voting power of common stock and therefore will be able to control all matters submitted to our stockholders until the earlier of (i) 15 years from the date of the consummation of the Business Combination and (ii) the date on which such share of Class V Common Stock is transferred other than pursuant to a Qualified Transfer (as defined in our Amended and Restated Charter). This concentrated control will limit or preclude your ability to influence the outcome of important corporate matters, including a change in control, for the foreseeable future.

Transfers by holders of Class V Common Stock will generally result in those shares losing their super voting rights, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes.

Our three largest stockholders hold significant voting power, have the right to designate directors to our Board and are entitled to preemptive rights with respect to the issuance of new Class A Common Stock, which provides these stockholders with significant power to influence our business and affairs.

Our three largest stockholders are HHC, Markel and State Farm. HHC controls approximately 67.9% of the voting power, Markel controls approximately 29.0% of the voting power, and State Farm controls approximately 1.9% of the voting power. Pursuant to the terms of the Investor Rights Agreement among HHC, Markel and State Farm, HHC designated two directors to our Board, and Markel and State Farm each designated one director to our Board. Pursuant to the Investor Rights Agreement, each of HHC, Markel and State Farm has agreed to vote for the election of any director nominated by HHC, Markel and State Farm in furtherance of the director designation rights described above. As a consequence, we expect the four directors designated by HHC, Markel and State Farm to be re-elected in 2022.

Moreover, under the terms of the Investor Rights Agreement, each of HHC, Markel and State Farm has a contractual preemptive right. Specifically, under the terms of the Investor Rights Agreement, for so long as HHC, Markel and State Farm, as applicable, are entitled to nominate a director, each of HHC, Markel and State Farm, as applicable, subject to certain conditions, has a preemptive right to purchase up to the amount of any new securities we propose to issue or sell as is necessary to maintain the relative pro rata ownership position (determined on a fully diluted basis at the time of determination) of HHC, Markel and State Farm, as applicable. Therefore, while other holders of our stock would risk suffering a reduction in percentage ownership in connection with a new issuance of securities by us, HHC, Markel and State Farm would, through this preemptive right, have the opportunity to avoid a reduction in percentage ownership. As long as HHC, Markel and State Farm continue to hold a significant portion of our outstanding common stock, each will have the ability to influence the vote in any election of directors and over decisions that require stockholder approval.

By virtue of their voting power and Board designation rights, preemptive right to purchase additional equity securities in future stock offerings and approval rights, HHC, Markel and State Farm, collectively and separately, have the power to significantly influence our business and affairs and the outcome of matters required to be submitted to stockholders for approval, including the election of our directors, amendments to our charter, mergers, or sales of assets. Their influence over our business and affairs may not be consistent with the interests of some or all of our other stockholders and might negatively affect the market price of our common stock.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to the holders of such warrants, thereby making such warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of Class A Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of Class A Common Stock under the blue sky laws of the state of residence in those states in which the warrants were offered. Redemption of the outstanding warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants or Underwriter Warrants are redeemable by us so long as they are held by the Sponsor, FG SPAC Partners LP, the underwriter in Aldel’s initial public offering, or their permitted transferees.

Because there are no current plans to pay cash dividends on the Class A Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Class A Common Stock for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our Class A Common Stock will be at the sole discretion of our Board. Our Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our Board may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur. As a result, you may not receive any return on an investment in our Class A Common Stock unless you sell our Class A Common Stock for a price greater than that which you paid for it.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our Amended and Restated Charter and Amended and Restated Bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	the ability of our Board to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings; and

•	limiting the ability of stockholders to act by written consent;

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our Amended and Restated Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Amended and Restated Charter provides that, subject to limited exceptions, any (1) derivative action or proceeding brought on behalf of us under Delaware law, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee to us or our stockholders, (3) action asserting a claim against us, our directors, officers or other employees arising under the DGCL, our Amended and Restated Charter or our Amended and Restated Bylaws (in each case, as may be amended from time to time), (4) action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (5) other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having personal jurisdiction over all indispensable parties named as defendants shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Unless a majority of the Board, acting on behalf of Hagerty, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, is the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our Amended and Restated Charter described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our Amended and Restated Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Risks Related to Tax

We are a holding company and our only material asset is our interest in The Hagerty Group, and we will therefore be dependent upon distributions made by The Hagerty Group to pay taxes, make payments under the Tax Receivable Agreement and pay other expenses.

We are a holding company with no material assets other than our ownership of Hagerty Group units and our managing member interest in The Hagerty Group. As a result, we will have no independent means of generating revenue or cash flow. Our ability to pay taxes, make payments under the TRA and pay dividends (in the event that any dividends are declared) and other expenses will depend on the financial results and cash flows of The Hagerty Group and the distributions we receive from The Hagerty Group. Deterioration in the financial condition, earnings or cash flow of The Hagerty Group for any reason could limit or impair The Hagerty Group’s ability to pay such distributions. Additionally, to the extent that we need funds and The Hagerty Group is restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or The Hagerty Group is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

The Hagerty Group will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, the taxable income of The Hagerty Group will be allocated to the members of The Hagerty Group, including us. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of The Hagerty Group. Under the terms of The Hagerty Group LLC Agreement, The Hagerty Group is obligated to make tax distributions to the members of The Hagerty Group (including us) calculated at certain assumed tax rates. In addition to tax expenses, we will also incur expenses related to our operations, including payment obligations under the TRA (and the cost of administering such payment obligations), which could be significant. We intend to cause The Hagerty Group to make distributions to the members of The Hagerty Group in amounts sufficient to cover all applicable taxes (calculated at assumed tax rates) and payments under the TRA. However, The Hagerty Group’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which The Hagerty Group is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering The Hagerty Group insolvent. If our cash resources are insufficient to meet our obligations under the TRA and to fund our obligations, we may be required to incur additional indebtedness to provide the liquidity needed to make such payments, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a breach of a material obligation under the TRA and therefore accelerate payments due under the TRA.

Hagerty, Inc. is required to pay Legacy Unit Holders and any other persons that become parties to the TRA for certain tax benefits we may receive and the amounts payable may be substantial.

In connection with the consummation of the Business Combination, Hagerty, Inc. entered into a TRA with Legacy Unit Holders. The Hagerty Group intends to have in effect an election under Section 754 of the Code for each taxable year in which TRA exchanges occur, which is expected to result in adjustments to the tax basis of the assets of The Hagerty Group as a result of such TRA exchanges. The TRA generally provides for the payment by Hagerty, Inc. to Legacy Unit Holders of 85% of the cash tax benefits, if any, realized as a result of (i) tax basis adjustments resulting from TRA exchanges in connection with or following the Business Combination, (ii) certain other tax benefits related to entering into the TRA, including tax benefits attributable to making payments under the TRA. We expect that the payments required under the TRA could be substantial. Estimating the amount and timing of realization of tax benefits subject to the TRA is by its nature imprecise.

Payments under the TRA will be based on the tax reporting positions determined, and the IRS or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, or other tax attributes subject to the TRA, and a court could sustain such challenge. The parties to the TRA will not reimburse Hagerty, Inc. for any payments previously made if such tax basis or other tax benefits are subsequently disallowed, except that any excess payments made to a party under the TRA will be netted against future payments otherwise to be made under the TRA, if any, after the determination of such excess. In addition, the TRA provides that if (1) Hagerty, Inc. breaches any material obligations under the TRA (including in the event payments are more than three months late under the TRA, subject to certain exceptions), (2) Hagerty, Inc. is subject to certain bankruptcy, insolvency or similar proceedings, or (3) at any time, Hagerty, Inc. may elect an early termination of the TRA, the obligations under the TRA (with respect to all Hagerty Group Units, whether or not such Hagerty Group Units have been exchanged or redeemed before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that Hagerty, Inc. would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA.

The TRA also provides that, upon certain changes of control or other significant transactions, in the discretion of the Legacy Unit Holders, obligations under the TRA may be accelerated and become payable in a lump sum as described above. Such acceleration would be based on certain assumptions, including that Hagerty, Inc. would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA. As a result, upon any acceleration of the obligations under the TRA (including a change of control), Hagerty, Inc. could be required to make payments under the TRA that are greater than 85% of actual cash tax savings, which could negatively impact liquidity. The change of control provisions in the TRA may also result in situations where the Legacy Unit Holders have interests that differ from or are in addition to those of our Class A stockholders.

To the extent we receive tax distributions in excess of our actual tax liabilities and retains such excess cash, the Legacy Unit Holders may benefit from such accumulated cash balances if they exercise their exchange rights.

Under the terms of The Hagerty Group LLC Agreement, The Hagerty Group is obligated to make tax distributions to the members of The Hagerty Group calculated at certain assumed tax rates. Because tax distributions will be made pro rata based on ownership and due to, among other items, differences between the tax rates applicable to us and the assumed individual income tax rate used in the calculation and requirements under the applicable tax rules that The Hagerty Group’s net taxable income be allocated disproportionately to its unit holders in certain circumstances, tax distributions may significantly exceed the actual tax liability for certain The Hagerty Group unit holders. If Hagerty, Inc. retains the excess cash we receive, Markel and HHC could benefit from any value attributable to such accumulated cash balances as a result of their rights under the Exchange Agreement.

If The Hagerty Group were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and The Hagerty Group might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the TRA even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

The Hagerty Group intends to operate such that it does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are listed for trading on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and The Hagerty Group intends to operate such that it will qualify for one or more of such safe harbors, although it may be unable to do so.

If The Hagerty Group were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for Hagerty, Inc. and for The Hagerty Group, for example, if Hagerty, Inc. is not able to file a consolidated U.S. federal income tax return with The Hagerty Group. In addition, Hagerty, Inc. may not be able to realize tax benefits covered under the TRA, and Hagerty, Inc. would not be able to recover any payments previously made under the TRA, even if the corresponding tax benefits (including any claimed increase in the tax basis of The Hagerty Group’s assets) were subsequently determined to have been unavailable.

Increases in applicable tax rates, changes in applicable tax laws or disagreements with tax authorities can adversely affect our business, financial condition and results of operations.

Hagerty, Inc. will have no material assets other than the interest in The Hagerty Group, which holds, directly or indirectly, all of the operating assets of The Hagerty Group’s business. The Hagerty Group generally will not be subject to U.S. federal income tax. Hagerty, Inc. is a U.S. corporation that will be subject to U.S. corporate income tax on our worldwide operations, including a share of income of The Hagerty Group. We will be subject to various U.S. federal, state and local taxes, in addition to taxes in other countries.

New U.S. laws and policy relating to taxes may have an adverse effect on our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Increases in income tax rates or other changes in income tax laws in any particular jurisdiction in which we operate or is otherwise subject to tax can reduce our after-tax income from such jurisdiction and adversely affect our business, financial condition or results of operations. Existing tax laws have been and could in the future be subject to significant change.

We will be subject to reviews, examinations and audits by the IRS and other taxing authorities with respect to income and non-income-based taxes. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation can differ from The Hagerty Group’s historical provisions and accruals, resulting in an adverse impact on our business, financial condition or results of operations.

General Risk Factors

The price of our securities may be volatile or may decline regardless of our operating performance and you could lose all or part of your investment as a result.

The trading price of our common stock and warrants is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares or Warrants at an attractive price due to a number of factors such as those listed in “— General Risks Related Hagerty’s Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	the impact of pandemics, including COVID-19, and their effect on our business and financial condition;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	any significant change in our management;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	future sales of our Common Stock or other securities;

•	investor perceptions or the investment opportunity associated with our Common Stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our Common Stock;

•	actions by institutional or activist stockholders;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our Class A Common Stock and Public Warrants, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of the Class A Common Stock and Public Warrants is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for the our Class A Common Stock to decline.

The sale of shares of our Class A Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The initial stockholders of Aldel agreed not to transfer, assign or sell any of the shares of Class A Common Stock into which the Founder Shares converted (except to certain permitted transferees) until, with respect to

50% of such shares, the earlier of (i) twelve months after the date of the consummation of the Business Combination, or (ii) the date on which the closing price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination, with respect to the remaining 50% of such shares, 12 months after the date of the consummation of the Business Combination, or earlier, in each case, if, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their public shares for cash, securities or other property. In addition, each of Markel and HHC executed lockup agreements pursuant to which such parties agreed not to sell, transfer or take certain other actions with respect to units in The Hagerty Group and shares of Class V Common Stock received in the Business Combination for a period from closing of the Business Combination through the earlier of (a) 180 days after the closing of the Business Combination, subject to certain customary exceptions and (b) the date on which the closing price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the consummation of the Business Combination.

As restrictions on resale end, the market price of our Common Stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of Common Stock or other securities.

In addition, Common Stock reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The aggregate number of shares of Class A Common Stock reserved for future issuance under the 2021 Equity Incentive Plan is 38,317,399. The aggregate number of shares of Class A Common Stock reserved for future issuance under the 2021 Employee Stock Purchase Plan is 11,495,220. The compensation committee of our Board may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. We will file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock issued pursuant to our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Class A Common Stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We will not control these analysts. In addition, some financial analysts may have limited expertise with our business model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on it regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement or amendment may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of management. Although we believe the plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we may not achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. Examples of forward-looking statements include, among others, statements we make regarding our ability to:

•	compete effectively within our industry and attract and retain members;

•	maintain key strategic relationships with our insurance distribution and underwriting carrier partners;

•	prevent, monitor and detect fraudulent activity;

•	manage risks associated with disruptions, interruptions, outages or other issues with our technology platforms or our use of third-party services;

•	accelerate the adoption of our membership products as well as any new insurance programs and products we offer;

•	anticipate and address impacts from the coronavirus pandemic (“COVID-19”) and current and future variants of the virus;

•	manage the cyclical nature of the insurance business and our ability to collect vehicle usage and driving data;

•	address unexpected increases in the frequency or severity of claims;

•

comply with the numerous laws and regulations applicable to our business, including state, federal and foreign laws relating to insurance and rate increases, privacy, the internet, and accounting matters;

•	manage risks associated with being a controlled company; and

•	successfully defend any litigation, government inquiries, and investigations.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section. The risks described in “Risk Factors” are not exhaustive. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Class A Common Stock or Warrants by the Selling Securityholders. We will receive up to an aggregate of approximately $234.6 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes, which may include temporary or permanent repayment of our outstanding indebtedness.

The Selling Securityholders will pay any underwriting fees, discounts and selling commissions incurred by such Selling Securityholders in disposing of their Class A Common Stock. Pursuant to a registration rights agreement entered into by us and certain other of our stockholders, we will bear all other costs, fees and expenses incurred in effecting the registration of the Class A Common Stock covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of counsel and independent registered public accountants.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our Class A Common Stock and Public Warrants are traded on the NYSE under the symbols “HGTY” and “HGTY.WT”, respectively. Prior to the consummation of the Business Combination, Aldel’s common stock and warrants were listed on the NYSE under the symbols “ADF.U”, “ADF”, and ADF.WT”, respectively. As of March 25, 2022, there were 31 record holders of our Class A Common Stock and two record holders of our Class V Common Stock. Additionally, there were 30 record holders of our PIPE Warrants, two record holders of our OTM Warrants and 13 record holders of our Public Warrants, Private Placement Warrants and Underwriter Warrants, in the aggregate, as of March 25, 2022. The number of record holders does not include persons who held shares of our common stock or warrants in nominee or “street name” accounts through brokers.

Dividend Policy

Subject to funds being legally available, we intend to cause The Hagerty Group to make pro rata distributions to the Hagerty Group Unit Holders and us in an amount at least sufficient to allow us and the Hagerty Group Unit Holders to pay all applicable taxes, to make payments under the Tax Receivable Agreement we entered into with the Hagerty Group Unit Holders and to pay our corporate and other overhead expenses.

The declaration and payment of any dividends by Hagerty, Inc. will be at the sole discretion of our Board, which may change our dividend policy at any time. Our Board will take into account:

•	general economic and business conditions;

•	our results of operations and financial condition;

•	our available cash and current and anticipated cash needs;

•	our capital requirements;

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including The Hagerty Group) to us; and

•	such other factors as our Board may deem relevant.

We are a holding company and do not have material assets other than our ownership of Hagerty Group Units in The Hagerty Group, and as a consequence, our ability to declare and pay dividends to the holders of our Class A Common Stock is subject to the ability of The Hagerty Group to provide distributions to us. If The Hagerty Group makes such distributions, Hagerty Group Unit Holders will be entitled to receive pro-rata distributions from The Hagerty Group. However, because we must pay taxes, make payments under the Tax Receivable Agreement, and pay our expenses, amounts ultimately distributed as dividends to holders of our Class A Common Stock are expected to be less than the amounts distributed by The Hagerty Group to the Hagerty Group Unit Holders on a per share basis.

Assuming The Hagerty Group makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and expenses (any such portion, an “excess distribution”) will be made by our Board. Because our Board may determine to pay or not pay dividends to our Class A common stockholders, our Class A common stockholders may not necessarily receive dividend distributions relating to excess distributions, even if The Hagerty Group makes such distributions to us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read the following discussion and analysis of our consolidated results of operations and financial condition together with our consolidated financial statements and related notes and other information included elsewhere in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Unless otherwise indicated or the context otherwise require, references included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Hagerty,” “we,” “us,” “our” and the “Company” refer to The Hagerty Group, LLC and its subsidiaries.

Overview

We are a global market leader in providing insurance for classic and enthusiast vehicles and we have built an industry-leading automotive enthusiast platform that engages, entertains, and connects with subscribing members. At Hagerty, everything begins and ends with the love of cars — an innate passion that fuels our unique membership model and cultivates deep, personal connections with more than 2.4 million members worldwide.

Hagerty was founded in 1984, and initially focused on providing insurance coverage for antique boats. Today, our goal is to scale an organization capable of building an ecosystem of products, services, and entertainment for car lovers that catalyzes their passion for cars and driving.

Recent Developments Affecting Comparability

Business Combination

On December 2, 2021, The Hagerty Group completed a business combination pursuant to the Business Combination Agreement with Aldel and Merger Sub. In connection with the Closing, Aldel changed its name from Aldel Financial Inc. to Hagerty, Inc.

Following the Closing, Hagerty, Inc. is organized as a C corporation and owns an equity interest in The Hagerty Group in what is commonly known as an “Up-C” structure. Under this structure, substantially all of Hagerty, Inc.’s assets and liabilities are held by The Hagerty Group. As of December 31, 2021, Hagerty, Inc. owned 24.7% of The Hagerty Group, HHC owned 52.8%, and Markel owned 23.4%.

Impact of COVID-19

In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has impacted every geography in which we operate. Governments implemented various restrictions around the world, including closure of non-essential businesses, travel, shelter-in-place requirements for citizens and other restrictions.

In response to COVID-19, we have taken several precautionary steps to safeguard our business and team members from COVID-19, including implementing travel restrictions, arranging work from home capabilities and flexible work policies. The safety and well-being of our team members continues to be the top priority. As restrictions were put in place, employees were able to transition to a work from home environment quickly and effectively due to the prior technology investments and the Company’s focus on core values. Due to the restrictions and uncertainty caused by the pandemic, 2020 revenue growth was lower than expected primarily caused by lower levels of new business. Offsetting the 2020 revenue shortfall, expenses related to promotional events and travel were lower than anticipated. By the end of 2020, and through the year ended December 31, 2021, new business growth returned to pre-pandemic pace, events were being held and new initiatives were on track. Management will continue to follow and monitor guidelines in each jurisdiction and is working on a phased transition of employees returning to the office.

Key Performance Indicators and Certain Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key performance indicators and certain non-GAAP financial measures to evaluate our business, measure our performance, identify trends in our business against planned initiatives, prepare financial projections and make strategic decisions. In addition to our financial results prepared in accordance with GAAP, we believe these financial and operational measures are useful in evaluating our performance. The following table presents these metrics as of and for the periods presented:

	Year Ended December 31,
	2021	2020
Total Revenue (in thousands)	$619,079	$499,548
New Business Count	244,478	236,665
Total Written Premium (in thousands)	$674,305	$578,234
Policies in Force Retention	89.1%	90.0%
Loss Ratio	41.3%	41.3%
HDC Paid Member Count	718,583	641,343
Net Promoter Score (NPS)	82.0	84.0
Net Income (Loss) (in thousands)	$(61,354)	$10,039
Adjusted EBITDA (in thousands)	$25,350	$29,693
Earnings (Loss) Per Share	$(0.56)	N/A
Adjusted Earnings Per Share	$(0.17)	N/A
Operating income (loss) (in thousands)	$(10,070)	$15,846
Contribution Margin (in thousands)	$159,571	$146,754

New Business Count

New business count represents the number of new insurance policies issued during the applicable period. We view new business count as an important metric to assess our financial performance because it is critical to achieving our growth objectives. While Hagerty benefits from strong renewal retention, new business policies more than offset those cancelled or non-renewed at expiration. Often new policies mean new relationships and an opportunity to sell additional products and services.

Total Written Premium

Total Written Premium is the total amount of insurance premium written on policies that were bound by our insurance carrier partners during the applicable period. We view Total Written Premium as an important metric, as it most closely correlates with our growth in insurance commission revenue and Hagerty Re earned premium. Total Written Premium excludes the impact of premium assumed by unrelated third-party reinsurers and therefore reflects the actual business volume and direct economic benefit generated from our customer acquisition efforts. Premiums ceded to reinsurers can change based on the type and mix of reinsurance structures we deploy.

Policies In Force Retention

Policies In Force Retention is the percentage of current period policies that are renewed on the policy renewal date. We view PIF Retention as an important measurement of the number of policies retained each year, which contributes to recurring revenue streams from MGA commissions, membership fees and earned premiums. It also contributes to maintaining our NPS as discussed below.

Loss Ratio

Loss Ratio, expressed as a percentage, is the ratio of (a) losses and loss adjustment expenses incurred to (b) earned premium in Hagerty Re. We view Loss Ratio as an important metric because it is a powerful benchmark for profitability. The benchmark allows us to evaluate our historical loss patterns including incurred losses, reset insurance pricing dynamics and make necessary and appropriate adjustments.

HDC Paid Member Count

HDC Paid Member Count is the number of current members who pay an annual membership subscription as of an applicable period end date. We view HDC Paid Member Count as important because it helps us measure membership revenue growth and provides an opportunity to customize our value proposition and benefits to specific types of enthusiasts, both by demographic and vehicle interest.

Net Promoter Score

Hagerty uses NPS as our “north star metric,” measuring the overall strength of our relationship with members. NPS is measured twice annually through a web-based survey sent by email invitation to a random sample of existing members, and reported annually using an average of the two surveys. Often referred to as a barometer of brand loyalty and customer engagement, NPS is well-known in our industry as a strong indicator of growth and retention.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) (the most directly comparable GAAP measure) before interest, income taxes, and depreciation and amortization (“EBITDA”), adjusted to exclude changes in fair value of warrant liabilities, accelerated vesting of incentive plans, gains and losses from asset disposals and certain other non-recurring gains and losses. We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider this metric to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations.

Management uses Adjusted EBITDA:

•	as a measurement of operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies;

•	to evaluate our capacity to expand our business;

•	as a performance factor in measuring performance under our executive compensation plan; and

•	as a preferred predictor of core operating performance, comparisons to prior periods and competitive positioning.

By providing this non-GAAP financial measure, together with a reconciliation to the most directly comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net income (loss) or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measure does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	such measure does not reflect changes in, or cash requirements for, our working capital needs;

•	such measure does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	such measure does not reflect our tax expense or the cash requirements to pay our taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measure does not reflect any cash requirements for such replacements; and other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementarily. Each of the adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP measure, which is Net income (loss):

	Year Ended December 31,
	2021	2020
	in thousands
Net income (loss)	$(61,354)	$10,039
Interest and other (income) expense	1,993	987
Income tax expense	6,751	4,820
Depreciation and amortization	22,144	11,800
Change in fair value of warrant liabilities	42,540	—
Accelerated vesting of incentive plans	9,321	—
Net (gain) loss from asset disposals	1,764	2,047
Other non-recurring (gains) losses(1)	2,191	—

Adjusted EBITDA	$25,350	$29,693

(1)	Other non-recurring (gains) losses primarily relates to expenses incurred related to the Business Combination.

We incurred $31.0 million and $17.8 million during the years ended December 31, 2021 and 2020, respectively, for certain pre-revenue costs related to scaling our infrastructure, human resources, occupancy, newly-developed digital platforms and legacy systems to accommodate our alliance with State Farm and other potential distribution partnerships, as well as to staff and develop our recently announced Marketplace transactional platform. These costs were not included in the Adjusted EBITDA reconciliation above.

Pursuant to a defined set of activities and objectives, these expenses are adding entirely new capabilities for us, integrating our new and legacy policyholder, membership and marketplace systems with State Farm’s legacy policy and agent management systems and other third-party platforms. In addition to onboarding a third-party project management related to these initiatives, we leased a new member service center in Dublin, Ohio and added several hundred new employees as of December 31, 2021 to meet the expected transactional volume from these initiatives.

These costs commenced in 2020 and are expected to be substantially completed in 2023.

Adjusted EPS

We define Adjusted Earnings Per Share (“Adjusted EPS”) as consolidated net loss that is attributable to both our controlling and non-controlling interest of $61.4 million for the year ended December 31, 2021, divided by the outstanding and potentially dilutive shares of Hagerty, Inc. (353,366,922), which includes (i) all issued and outstanding shares of Class A Common Stock (82,327,466), (ii) all issued and outstanding shares of Class V Common Stock (251,033,906), and (iii) all un-exercised warrants (20,005,550). For the year ended December 31, 2021, our Adjusted EPS was $(0.17).

The most directly comparable GAAP measure is earnings per share (“EPS”), which is calculated as net loss attributable to only controlling interest in Hagerty, Inc. of $46.4 million for the year ended December 31, 2021, divided by the number of our outstanding shares representing such controlling interest (82,327,466) which, given the net loss for the year ended December 31, 2021, includes only our Class A Common Stock. For the year ended December 31, 2021, our EPS was $(0.56).

We caution investors that Adjusted EPS is not a recognized measure under GAAP and should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, including EPS, and that Adjusted EPS, as we define it, may be defined or calculated differently by other companies. In addition, Adjusted EPS has limitations as an analytical tool and should not be considered as a measure of profit or loss per share.

We present Adjusted EPS because we consider it to be an important supplemental measure of our operating performance and believe it is used by investors and securities analysts in evaluating the consolidated performance of other companies in our industry. We also believe that Adjusted EPS, which compares our consolidated net loss (which includes our controlling, non-controlling, and redeemable non-controlling interest) with our outstanding and potentially dilutive shares, provides useful information to investors regarding our performance on a fully consolidated basis. We further believe that investors’ understanding of our performance across periods is enhanced by Adjusted EPS as a supplemental measure of our results of operations.

Our management uses Adjusted EPS:

•	as a measurement of operating performance of our business on a fully consolidated basis;

•	to evaluate the performance and effectiveness of our operational strategies;

•	to evaluate our capacity to expand our business; and

•	as a preferred predictor of core operating performance, comparisons to prior periods and competitive positioning.

The following table reconciles Adjusted EPS for the year ended December 31, 2021 to the most directly comparable GAAP measure, which is EPS:

in thousands (except per share amounts)
Numerator:
Net income (loss) attributable to controlling interest**	$(46,358)
Net income (loss) attributable to non-controlling interest	(398)
Net income (loss) attributable to redeemable non-controlling interest	(14,598)

Consolidated net income (loss)*	$(61,354)

Denominator:
Weighted-average shares of Class A Common Stock outstanding:
Basic and diluted**	82,327
Potentially dilutive shares outstanding:
Class V Common Stock outstanding	251,034
Warrants outstanding	20,006

Potentially dilutive shares outstanding	271,040

Fully dilutive shares outstanding*	353,367

EPS = (Net income (loss) attributable to controlling interest / Weighted-average shares of Class A Common Stock outstanding)**	$(0.56)
Adjusted EPS = (Consolidated net income (loss) / Fully dilutive shares outstanding)*	$(0.17)

*	inputs for non-GAAP measure — Adjusted EPS **inputs for GAAP measure — EPS

Contribution Margin and Contribution Margin Ratio

We define Contribution Margin as total revenue less operating expense adding back our fixed operating expenses such as depreciation and amortization, general and administrative costs and shared service salaries and benefits expenses. We define Contribution Margin Ratio as Contribution Margin divided by total revenue. For the year ended December 31, 2021, our Contribution Margin was $159.6 million and our Contribution Margin Ratio was 26%.

We present Contribution Margin and Contribution Margin Ratio because we consider them to be important supplemental measures of our performance and believe that these non-GAAP financial measures are useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results.

We caution investors that Contribution Margin and Contribution Margin Ratio are not recognized measures under GAAP and should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and that Contribution Margin and Contribution Margin Ratio, as we define them, may be defined or calculated differently by other companies. In addition, both Contribution Margin and Contribution Margin Ratio have limitations as analytical tools because they exclude certain significant recurring expenses of our business.

Management uses Contribution Margin and Contribution Margin Ratio:

•	to analyze the relationship between cost, volume and profit as revenue grows;

•	to measure how much profit is earned for any product or service sold; and

•	to measure how different management actions could affect the Company’s total revenue and related cost levels.

The following table reconciles Contribution Margin and Contribution Margin Ratio to the most directly comparable GAAP measures, which are Operating income (loss) and Operating income (loss) margin (Operating income (loss) divided by Total revenue) respectively:

	Year Ended December 31,
	2021	2020
	in thousands (except percentages)
Total revenue	$619,079	$499,548
Less: total operating expenses	629,149	483,702

Operating income (loss)	$(10,070)	$15,846
Operating income (loss) margin	(2)%	3%

Add: fixed operating expenses	$169,641	$130,908

Contribution Margin	$159,571	$146,754
Contribution Margin Ratio	26%	29%

Key Factors and Trends Affecting our Operating Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Our Ability to Attract Members

Our long-term growth will depend, in large part, on our continued ability to attract new members to our platform. Our growth strategy is centered around accelerating our existing position in markets that we already serve, expanding into new markets domestically across the U.S., internationally in Canada and the United Kingdom (“U.K.”) and eventually the European Union (“E.U.”), digital innovation and developing new strategic insurance and lifestyle partnerships with key players in the automotive industry.

Our Ability to Retain Members

Turning our members into lifetime fans is key to our success. We currently have over 2.4 million members, including approximately 719,000 paid subscribers (“HDC Members”) and over 1.7 million who purchase insurance or interact with us but have yet to join HDC and receive additional club-level benefits. Our ability to retain members will depend on a number of factors including our NPS and members’ satisfaction with our products, pricing and offerings of our competitors.

Our Ability to Increase HDC Membership Subscriptions

Our long-term growth will benefit from our ability to increase our HDC membership subscription base across the U.S., Canada and into the U.K. and the E.U. We realize increasing value from each HDC Member who signs up with us or is retained as a recurring revenue base, forming the basis for organic growth for our new product offerings and improving our loss ratios over time. One of our principal goals is to convert all of our members who are not currently HDC Members to paid subscribers over time. We apply our highly scalable model, with a tailored approach to each enthusiast type across all demographic groups.

We are also able to drive membership in HDC through our insurance distribution channels. Approximately 75% of new insurance policy holders purchase memberships in HDC.

Our Ability to Introduce New and Innovative Products

Our growth will depend on our ability to introduce new and innovative insurance and automotive lifestyle products that will drive organic growth from our existing member base as well as attract new customers. Our insurance offerings as well as our membership and marketplace technology platforms provide us with a foundation to expand our insurance and membership base, engage auto enthusiasts and provide innovative products to members globally.

Our Ability to Manage Risk Through Our Technology

Risk is managed through our technology, proprietary algorithms, underwriting and claims practices, data science and regulatory compliance capabilities, which we use to determine the risk profiles of our members. Our ability to manage risk is enhanced and controlled over time as data is continuously collected and analyzed by our algorithms with the objective of lowering our loss ratios over time. Our success depends on our ability to adequately and competitively price risk.

Our Ability to Manage Growth Related to Our Strategic Alliances

We have strategic alliances with several insurance carriers that we expect to serve as a key driver in our growth in commission and fee revenue. For example, we expect State Farm to begin offering our features and services to its customers in late 2022, which we expect will begin to drive additional commission and fee revenue.

Our Ability to Grow Quota Share

Hagerty Re’s 2021 quota share of business assumed from Markel in the U.S. and U.K. was 60%. The quota share percentage increased to 70% in 2022 and will increase to 80% in 2023 and the years thereafter under a contract with Markel. The increase in quota share will have the effect of increasing our revenue, which will partially be offset by increases in our underwriting costs.

Components of Our Results of Operations

Revenue

We primarily generate revenue from the sale of automotive insurance policies and HDC membership subscriptions as well as from participating in the underwriting results on policies written by our insurance carrier partners. Our revenue model incorporates multiple components in the insurance and lifestyle value chains, built on data collection and member experience.

Commission and fee revenue

Our insurance affiliated intermediaries act as MGAs who, among other things, write collector vehicle business on behalf of the insurance carrier partners. In exchange for commissions paid by the insurance carrier partners, we generally handle all sales, marketing, pricing, underwriting, policy administration and fulfillment, billing and claim services. In addition, we also manage all aspects of our omnichannel distribution, both direct and brokerage, including independent agencies, national sales accounts, large agency and broker networks and national partner relationships.

We earn new and renewal commissions for the distribution and servicing of classic automobile and boat insurance policies written through personal and commercial lines with multiple insurance carrier partners in the

U.S., Canada and the U.K. Additionally, policyholders pay fees directly to us related to their insurance coverage. These commissions and fees are earned when the policy becomes effective, net of policy changes and cancellations.

For policies that have elected to pay via installment plan, revenue is recognized on the policy effective date as the insured becomes fully entitled to the policy benefits, regardless of when payment is collected. Our performance obligation to the insurance carrier partner is complete when the policy is issued.

Under the terms of many of its contracts with insurance carrier partners, we have the opportunity to earn an annual CUC, or profit-share, based on the calendar-year performance of the insurance book of business with each of those insurance carrier partners. Our CUC agreements are based on written or earned premium and loss ratio results. Each insurance carrier partner contract and related CUC is calculated independently. Revenue from CUC is accrued throughout the year and settled annually.

Earned premium

Reinsurance premiums are earned by our single cell captive reinsurance company, Hagerty Re. Hagerty Re reinsures the classic auto and marine risks written through our affiliated MGAs in the U.S., Canada and the U.K. Hagerty Re is a Bermuda-domiciled, Class 3A reinsurer. Hagerty Re was funded in December 2016 and was granted a license by the BMA in March 2017.

Earned premium represents the earned portion of gross written premiums that Hagerty Re has assumed under quota share reinsurance agreements with our insurance carrier partners. Earned premium is recognized over the term of the policy, which is generally 12 months.

Membership and other revenue

We earn subscription revenue and other revenue through membership offerings and other automotive and lifestyle services sold to policyholders and classic vehicle enthusiasts. HDC memberships are sold as a bundled product which give members access to our products and services, including HDC Magazine, automotive enthusiast events, our proprietary vehicle valuation tool, emergency roadside services and special vehicle-related discounts. Hagerty Garage + Social storage memberships include storage in addition to the HDC member benefits. Income from the sale of HDC and storage membership subscriptions is recognized ratably over the period of the membership, which is generally 12 months. Other revenue includes advertising sales, admission income, sponsorships, event registration fees, valuation services, merchandise sales and DriveShare rentals. Other revenue is recognized when the performance obligation for the related product or service is satisfied.

Costs and Expenses

Our costs and expenses consist of salaries and benefits paid to employees, ceding commissions, losses and loss adjustment expenses paid to insurance carrier partners, sales expenses, general and administrative services, depreciation and amortization, change in fair value of warrant liabilities and income tax expense.

Salaries and benefits

Salaries and benefits consist primarily of costs related to employee compensation, payroll taxes, employee benefits and employee development costs. Employee compensation includes wages paid to employees as well as various incentive compensation plans. Employee benefits include the costs of various employee benefits plans including medical and dental insurance, wellness benefits and others. Costs related to employee education, training and recruiting are included in employee development costs. Salaries and benefits costs are expensed as incurred except for those costs which are required to be capitalized, which are then amortized over the useful life of the asset created (generally software or media content). Salaries and benefits are expected to increase over time as the business continues to grow, but will likely decrease as a percent of revenue.

Ceding commission

Ceding commission consists of the commission paid by Hagerty Re to our insurance carrier partners for our pro-rata share of acquisition costs (primarily our MGA commissions), general and administrative services and other costs. Hagerty Re pays a fixed rate ceding commission which varies by insurance carrier partner, averaging 48% of net earned premium. Ceding commission will change proportionately to earned premium assumed through our various quota share reinsurance agreements.

Losses and loss adjustment expenses

Losses and loss adjustment expenses consist of our portion of the net cost to settle claims submitted by insureds. Losses consist of claims paid, case reserves and losses, IBNR, net of estimated recoveries for reinsurance, salvage and subrogation. Loss adjustment expenses consist of the cost associated with the investigation and settling of claims. Losses and loss adjustment expenses represent management’s best estimate of ultimate net loss at the financial statement date. Estimates are made using statistical analysis by our internal actuarial team. These reserves are reviewed regularly and adjusted as necessary to reflect management’s estimate of the ultimate cost of losses and loss adjustment expenses.

Losses and loss adjustment expenses represent our share of losses assumed through various reinsurance agreements entered by Hagerty Re and our insurance carrier partners. Our reinsurance contracts are quota share reinsurance agreements on the business underwritten by our MGAs. These expenses are expected to grow proportionately with written premium and increase as the quota share percentage contractually increases.

Sales expense

Sales expense includes costs related to the sales and servicing of a policy, primarily broker expense, cost of sales, promotion expense and travel and entertainment expenses. Cost of sales includes postage, document costs, payment processing fees, emergency roadside service costs and other variable costs associated with the sale and servicing of a policy. Broker expense is the compensation paid to our agent partners and national broker partners when an insurance policy is written through a broker relationship. Promotion expense includes various expenses related to branding, events, advertising, marketing, and acquisition. Sales expenses, in general, are expensed as incurred and will likely increase as we continue to grow. Broker expense and cost of sales will likely track with written premium growth, while promotion expense and travel and entertainment expense will decrease as a percent of revenue over the long-term.

General and administrative services

General and administrative services consist of occupancy costs, hardware and software, consulting services, legal and accounting services, community relations and non-income taxes. These costs are expensed as incurred. We expect this expense category to increase commensurate with our expected business volume and growth expectations and be managed lower as a percent of revenue over the next few years after we reach scale to handle incoming business from new partnerships.

Depreciation and amortization

Depreciation and amortization reflects the recognition of the cost of our investments in various assets over their useful life. Depreciation expense relates to leasehold improvements, furniture and equipment, vehicles, hardware and purchased software. Amortization relates to investments related to recent acquisitions, SaaS implementation, internal software development and investments made in digital media and content assets. Depreciation and amortization are expected to increase slightly in dollar amount over time but will likely decrease as a percent of revenue as investments in platform technology reach scale.

Change in fair value of warrant liabilities

Our warrants are accounted for as liabilities in accordance with Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging and are measured at fair value at inception each reporting period, with changes in fair value recognized as non-operating income (expense). In general, under the fair value accounting model, as our stock price increases, the warrant liability increases, and we recognize additional expense in our Consolidated Statements of Operations. As our stock price decreases, the warrant liability decreases, and we recognize additional income in our Consolidated Statements of Operations.

Income tax expense

The Hagerty Group is taxed as a pass-through ownership structure under provisions of the Internal Revenue Code (“IRC”) and a similar section of state income tax law, except for Hagerty Re and various foreign subsidiaries. Any taxable income or loss generated by The Hagerty Group is passed through to and included in the taxable income or loss of Hagerty Group Unit Holders, including Hagerty, Inc. Hagerty, Inc. is taxed as a corporation and pays corporate federal, state, and local taxes with respect to income allocated from The Hagerty Group.

Results of Operations

Summary

The following table summarizes our results of operations for the years ended December 31, 2021 and 2020, and the dollar and percentage change between the two years:

	Year Ended December 31,
	2021	2020	$ Change	% Change
	in thousands (except percentages)
REVENUES:
Commission and fee revenue	$271,571	$236,443	$35,128	14.9%
Earned premium	295,824	220,502	75,322	34.2%
Membership and other revenue	51,684	42,603	9,081	21.3%

Total revenues	619,079	499,548	119,531	23.9%

OPERATING EXPENSES:
Salaries and benefits	171,901	137,508	34,393	25.0%
Ceding commission	140,983	105,974	35,009	33.0%
Losses and loss adjustment expenses	122,080	91,025	31,055	34.1%
Sales expense	107,483	86,207	21,276	24.7%
General and administrative services	64,558	51,188	13,370	26.1%
Depreciation and amortization	22,144	11,800	10,344	87.7%

Total operating expenses	629,149	483,702	145,447	30.1%

OPERATING INCOME (LOSS)	(10,070)	15,846	(25,916)	(163.5)%
Change in fair value of warrant liabilities	(42,540)	—	(42,540)	(100.0)%
Interest and other income (expense)	(1,993)	(987)	(1,006)	(101.9)%

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(54,603)	14,859	(69,462)	(467.5)%
Income tax expense	(6,751)	(4,820)	(1,931)	(40.1)%

NET INCOME (LOSS)	$(61,354)	$10,039	$(71,393)	(711.2)%

Revenue

Commission and fee revenue

Commission and fee revenue was $271.6 million for the year ended December 31, 2021, an increase of $35.1 million, or 14.9%, compared to 2020. The increase was comprised of an increase of $6.1 million in revenues from new policies and an increase of $29.0 million in revenues from renewal policies. The increase is primarily due to new business policy count growth of 3.3% and an increase in new and renewal average premium of 10.8% and 3.4%, respectively.

Commission and fee revenue from direct sources increased $19.6 million, or 18.3%, from $107.1 million during the year ended December 31, 2020 to $126.7 million during the year ended December 31, 2021. Our commission and revenue from agent sources increased $15.5 million, or 12.0%, from $129.3 million during the year ended December 31, 2020 to $144.9 million during the year ended December 31, 2021. The growth in our direct sources has been primarily attributable to increasingly strong performance in our direct sales channels as well as the entry into our alliance with Aviva in the first quarter of 2020, which shifted some of our business to direct sources. Commission rates, generating commission revenue, vary based on geography but do not differ by distribution channel (i.e., whether they are direct-sourced or agent-sourced).

The following table presents the detail of our commission and fee revenues for the years ended December 31, 2021 and 2020 by geography:

	U.S.	Canada	U.K.	Total
	in thousands
	Year Ended December 31, 2021
Commission and fee revenue	$193,520	$16,782	$3,934	$214,236
Contingent commission	57,424	(383)	294	57,335

Total	$250,944	$16,399	$4,228	$271,571

	Year Ended December 31, 2020
Commission and fee revenue	$165,740	$13,274	$3,001	$182,015
Contingent commission	51,820	1,741	867	54,428

Total	$217,560	$15,015	$3,868	$236,443

During the year ended December 31, 2021, we experienced consistent organic growth across all jurisdictions in commission and fee revenue. CUC growth of 10.8% in the U.S. was below commission and fee growth of 16.8% due to higher than anticipated loss ratio performance. CUC revenue decreased in Canada and the U.K. due to changes in alliance agreements with carriers now participating in our reinsurance program rather than paying a CUC.

Earned premium

Earned premium revenue was $295.8 million for the year ended December 31, 2021, an increase of $75.3 million, or 34.2%, compared to 2020. Organic growth added approximately $36.9 million to earned premium revenue and the increase in U.S. quota share percentage added approximately $27.9 million to earned premium during the year ended December 31, 2021. Additionally, the Aviva reinsurance agreement, entered in the first quarter of 2020, contributed $9.2 million, and the U.K. reinsurance agreement, entered in the first quarter of 2021, contributed $1.2 million to the increase in earned premium in 2021. This increase in earned premium generally correlates with an increase in written premiums assumed by the Company of $103.4 million from $250.6 million for the year ended December 31, 2020 to $353.9 million for the year ended December 31, 2021.

Membership and other revenue

Membership and other revenue was $51.7 million for the year ended December 31, 2021, an increase of $9.1 million, or 21.3%, compared to 2020. Membership fee revenue was $40.6 million for the year ended

December 31, 2021, an increase of $4.3 million, or 11.9%, compared 2020, which was primarily attributable to the increase in the issuance of new policies bundled with an HDC membership, as well as growth of new stand-alone HDC subscriptions (i.e., HDC subscriptions sold to members without insurance policies). For the year ended December 31, 2021, membership fees were 78.6% of the Membership and other revenue total.

Other revenue was $11.1 million for the year ended December 31, 2021, an increase of $4.8 million, or 75.2%, compared to 2020, primarily due to newly acquired business lines in motorsports registration and events, driving increases of $1.1 million and $1.3 million in admission income and motorsport registration income, respectively, for the year ended December 31, 2021 compared to 2020. DriveShare rentals, event sponsorship and media advertising created cumulative growth of $1.8 million in for the year ended December 31, 2021 compared to 2020. Other revenue includes advertising, valuation and registration income, and accounts for 21.4% of the membership and other revenue total.

Costs and Expenses

Salaries and benefits

Salaries and benefits expenses were $171.9 million for the year ended December 31, 2021, an increase of $34.4 million, or 25.0%, compared to 2020. The increase was primarily attributable to a net increase of greater than 200 employees in our sales, member services, technology and distribution units, an increase of over 15.0% year over year. Headcount increased to support current and anticipated growth, such as the additions of several new large national insurance partnerships and our continued development of new systems and digital transformation technology investments, as well as several acquisitions primarily in the event and lifestyle business.

Ceding commission

Ceding commission expense was $141.0 million for the year ended December 31, 2021, an increase of $35.0 million, or 33.0%, compared to 2020. The increase was primarily attributable to higher U.S. premium volume ceded to Hagerty Re from our insurance carrier partners, which added approximately $17.5 million, and an increase in our U.S. quota share percentage from 50% in 2020 to 60% in 2021, which accounted for $13.2 million. In Canada, which began ceding premium in the first quarter of 2020, commissions increased $3.9 million for the year ended December 31, 2021, compared to 2020. Hagerty Re pays a fixed rate ceding commission which varies by insurance carrier partner, averaging 48% of net earned premium.

The following table presents the amount of premiums ceded and the quota share percentages for the years ended December 31, 2021 and 2020:

	U.S.	Canada	U.K.	Total
	in thousands (except percentages)
	Year Ended December 31, 2021
Subject premium	$558,297	$43,844	$6,003	$608,144
Quota share percentage	60.0%	35.0%	60.0%	58.2%
Assumed premium in Hagerty Re	$334,978	$15,345	$3,602	$353,925
Net ceding commission	$134,469	$6,037	$477	$140,983

	Year Ended December 31, 2020
Subject premium	$478,527	$32,700	$—	$511,227
Quota share percentage	50.0%	35.0%	—%	49.0%
Assumed premium in Hagerty Re	$239,263	$11,294	$—	$250,557
Net ceding commission	$103,908	$2,066	$—	$105,974

In the U.S., the increase in premiums assumed in Hagerty Re during the year ended December 31, 2021 compared to 2020 was primarily due to Hagerty Re’s U.S. quota share increasing from 50% in 2020 to 60% in

2021. In Canada, the increase in premiums assumed by Hagerty Re from December 31, 2020 to December 31, 2021 was primarily due to our reinsurance agreement with Aviva, which became effective during the first quarter of 2021. In the U.K., the increase in premiums assumed in Hagerty Re from December 31, 2020 to December 31, 2021 was primarily due to the entry into the U.K. reinsurance agreement, which became effective during the first quarter of 2021.

Losses and loss adjustment expenses

Losses and loss adjustment expenses were $122.1 million for the year ended December 31, 2021, an increase of $31.1 million, or 34.1%, compared to 2020. The increase was primarily driven by higher premium volume ceded to Hagerty Re from our insurance carrier partners. The loss ratio, including catastrophe losses, was 41.3%, for both the years ended December 31, 2021 and December 31, 2020.

Sales expense

Sales expense was $107.5 million for the year ended December 31, 2021, an increase of $21.3 million, or 24.7%, compared to 2020. The increase was primarily due to additional premium volume across our agent and direct distribution channels of $6.3 million, increased roadside costs from our towing provider of $3.2 million, and increased promotion and travel costs for events reopening in 2021 of $9.8 million.

General and administrative services

General and administrative services expenses were $64.6 million for the year ended December 31, 2021, an increase of $13.4 million, or 26.1%, compared to 2020. The increase was primarily driven by $6.1 million in higher software subscription and hardware costs and $4.2 million in consulting services, primarily related to digital innovation initiatives and digital platform optimization.

Depreciation and amortization

Depreciation and amortization expense was $22.1 million for the year ended December 31, 2021, an increase of $10.3 million, or 87.7%, compared to 2020. The increase was primarily attributable to a higher base of capital assets from our digital platform development investment. Amortization on these capital assets increased by $8.5 million.

Change in fair value of warrant liabilities

During the year ended December 31, 2021, the change in fair value of warrant liabilities was $42.5 million, which represents the change in our warrant liabilities after the Business Combination. We did not have warrants as of December 31, 2020. Refer to Note 17 — Warrant Liabilities to our consolidated financial statements included elsewhere in this prospectus additional information with respect to our warrants.

Income tax expense

Income tax expense was $6.8 million for the year ended December 31, 2021, an increase of $1.9 million, or 40.1%, compared to 2020. The increase in income tax expense for the year ended December 31, 2021 compared to 2020 was primarily due to an increase in income before income tax expense of $9.0 million within Hagerty Re, which is taxed as a corporation. Refer to Note 21 — Taxation to our consolidated financial statements included elsewhere in this prospectus for additional information with respect to items affecting our effective tax rate.

Liquidity and Capital Resources

Maintaining a strong balance sheet and capital position is a top priority. We manage liquidity globally and across all operating subsidiaries, making use of our working capital, equity proceeds from the Business Combination and our credit facility when needed.

Through our reinsurance subsidiary, Hagerty Re, we reinsure the same personal lines risks that are underwritten by our affiliated MGA subsidiaries on behalf of our insurance carrier partners. Our reinsurance operations are self-funded primarily through existing capital and net cash flows from operations. As of December 31, 2021, Hagerty Re had approximately $291.6 million in cash and cash equivalents and municipal securities. Our MGA operations are financed primarily through the commissions and fees received from our insurance carrier partners and, if necessary, proceeds from our credit facility. Our membership-related subsidiaries finance their operations from the sale of HDC Member subscriptions, as well as proceeds, if necessary, from our credit facility.

We, particularly through Hagerty Re, pay close attention to the underlying underwriting and reserving risks by monitoring the pricing and loss development of the underlying business written through our affiliated MGAs. Additionally, Hagerty Re seeks to minimize its investment risk by investing in low yield cash and money market accounts, as well as investment grade municipal securities.

Capital restrictions

In Bermuda, Hagerty Re is subject to the BSCR administered by the BMA. No regulatory action is taken by the BMA if an insurer’s capital and surplus is equal to or in excess of their enhanced capital requirement as determined by the BSCR model. In addition, the BMA has established a target capital level for each insurer which is 120% of the enhanced capital requirement. To ensure compliance with BSCR standards, Hagerty Re’s target is 130% of the enhanced capital requirement. As of December 31, 2021, Hagerty Re’s actual performance relative to the enhanced capital requirement was in excess of 120%.

Dividend restrictions

Under Bermuda law, Hagerty Re is prohibited from declaring or issuing a dividend if it fails to meet its minimum solvency margin or minimum liquidity ratio. Prior approval from the BMA is also required if the Hagerty Re’s proposed dividend payments would exceed 25% of its prior year-end total statutory capital and surplus. The amount of dividends which could be paid by Hagerty Re in 2022 without prior approval is $26.8 million.

Regulation relating to insurer solvency is generally for the protection of the policyholders rather than for the benefit of the stockholders of an insurance company. We believe that our existing cash and cash equivalents and municipal securities and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our reinsurance premium growth rate, renewal rates, the introduction of new and enhanced products, entry into, and successful entry in new geographic markets, and the continuing market adoption of our product offerings.

Comparative Cash Flows

The following table summarizes our cash flow data for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	$ Change	% Change
	in thousands (except percentages)
Net cash provided by operating activities	$42,281	$84,572	$(42,291)	(50.0)%
Net cash used in investing activities	$(68,994)	$(47,388)	$(21,606)	(45.6)%
Net cash provided by financing activities	$332,071	$39,948	$292,123	731.3%

Operating activities

Cash provided by operating activities primarily consists of net income (loss) adjusted for non-cash items and changes in working capital balances.

Net cash provided by operating activities is presented below:

	Year Ended December 31,
	2021	2020	$ Change	% Change
	in thousands (except percentages)
Net income (loss)	$(61,354)	$10,039	$(71,393)	(711.2)%
Non-cash adjustments to net income (loss)	70,302	16,684	53,618	321.4%
Changes in operating assets and liabilities	33,333	57,849	(24,516)	(42.4)%

Net cash provided by operating activities	$42,281	$84,572	$(42,291)	(50.0)%

Net cash provided by operating activities for the year ended December 31, 2021 was $42.3 million. Cash provided during the period included $8.9 million from net income (loss) after non-cash expenses are excluded. Non-cash expenses included the change in fair value of warrant liabilities of $42.5 million, depreciation and amortization expense of $22.1 million, an increase in our provision for deferred taxes of $3.0 million and loss on disposal of assets of $2.4 million. Changes and growth in operating assets and liabilities provided $33.3 million of operating cash. The increase in cash from changes in operating assets and liabilities was primarily attributable to increases in unearned premiums of $50.5 million, provision for unpaid losses and loss adjustment expenses of $19.9 million, commission payable of $16.8 million and losses payable of $12.5 million, partially offset by increases in deferred acquisition costs of $23.0 million, premiums receivable of $22.7 million, and prepaid expenses and other assets of $18.5 million. These increases in operating assets and liabilities are related to the growth we experienced in 2021.

Net cash provided by operating activities for the year ended December 31, 2020 was $84.6 million. Cash provided during this period included $26.7 million from net income (loss) after non-cash expenses are excluded. Non-cash expenses included depreciation and amortization expense of $11.8 million, loss on disposal of software development of $2.6 million and an increase in our provision for deferred taxes of $1.5 million. The increase in cash from changes in our operating assets and liabilities was primarily attributable to increases in unearned premiums of $25.6 million, provision for unpaid losses and loss adjustment expenses of $22.4 million and contract liabilities of $22.2 million, driven by advanced commission from new carrier partner, partially offset by an increase in accounts receivable of $14.5 million.

Investing activities

During the year ended December 31, 2021, we invested approximately $43.4 million in property, equipment and software (excluding acquisitions), an increase of $5.1 million compared to 2020. Our primary capital expenditures included a $20.4 million investment in the scaling of digital platforms to support growth driven by strategic alliances, a $12.2 million investment in development of membership and marketplace technology platforms, and a $7.0 million investment in core operations infrastructure to support headcount growth. Additionally, we had acquisitions totaling $14.6 million during the year ended December 31, 2021, an increase of $5.7 million compared to 2020. For additional information regarding our 2021 and 2020 acquisitions, refer to Note 7 — Acquisitions to our consolidated financial statements included elsewhere in this prospectus. Lastly, during the year ended December 31, 2021, Hagerty Re invested in fixed income securities in connection with our reinsurance agreement with Aviva. Hagerty Re had no such fixed income securities during the year ended December 31, 2020. For additional information regarding our fixed income securities, refer to Note 1 — Summary of Significant Accounting Policies and New Accounting Standards to our consolidated financial statements included elsewhere in this prospectus.

Financing activities

Cash provided by financing activities for the year ended December 31, 2021 increased $292.1 million compared to 2020, primarily due to the Business Combination and an increase in outstanding debt under our credit facility. There were net total cash inflows of $269.0 million related to the Business Combination, including proceeds of $789.7 million, offset by $489.7 million of distributions to the Legacy Unit Holders and $31.0 million of capitalized transaction costs in 2021. There were total net cash inflows of $67.5 million related to draws under our credit facility during the year ended December 31, 2021, compared to $43.9 million during the year ended December 31, 2020.

Future Sources and Uses of Liquidity

Our sources of liquidity include our (1) cash on hand, (2) net working capital, (3) cash flows from operations and (4) our credit facility. Based on our current expectations, we believe that these sources of liquidity will be sufficient to meet our needs for at least the next 12 months.

We expect that our primary liquidity needs will include cash used to (1) facilitate the organic growth of our business, (2) pay operating expenses, including cash compensation to our employees, (3) fund the growth of our membership and Marketplace initiatives, (4) pay interest and principal due on borrowings under our credit agreement, (5) pay income taxes and (6) make payments under the Tax Receivable Agreement.

Financing Arrangements

Multi-bank Credit Facility

In October 2021, we entered into a Third Amendment to the Amended and Restated Credit Agreement (the “Credit Agreement”), which amended the terms of our revolving credit facility (the “Credit Facility”) with JPMorgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto from time to time as lenders.

The aggregate amount of commitments available to us under the Credit Facility is $230.0 million. The Credit Agreement also provides for an uncommitted incremental component of the facility under which we may request one or more increases in the amount of the commitments available under the Credit Facility in an aggregate amount not to exceed $50.0 million. Additionally, the Credit Agreement also provides for the issuance of letters of credit and the making of discretionary swing line loans, with sublimits of $25.0 million and $3.0 million, respectively, or lesser amounts in the event the available aggregate commitments are less than such sublimits.

The current term of the Credit Agreement expires in October 2026 and may be extended by one year on an annual basis if agreed to by us and the lenders party thereto. Any unpaid balance on the Credit Facility is due at maturity.

We may elect that borrowings made under the Credit Facility bear interest at a rate per annum equal to either (i) a base rate equal to the greatest of (a) the prime rate published by the Wall Street Journal, (b) the greater of (1) the federal funds effective rate and (2) the overnight bank funding rate, in either case, plus 0.5%, and (c) a one-month adjusted London Inter-bank Offered Rate (“LIBOR”) plus 1.0% or (ii) an adjusted LIBOR rate equal to the LIBOR rate multiplied by the statutory reserve rate, plus, in either case, an applicable margin based on a leverage ratio calculated based on our financial statements for its four most recent fiscal quarters. The Credit Agreement also contains customary LIBOR replacement provisions in the event LIBOR reference rates are no longer available.

The Credit Facility borrowings are collateralized by our assets, except for the assets of our U.K., Bermuda and German subsidiaries as well as the assets of the Hagerty Events, LLC and the non-wholly owned subsidiaries of MHH.

Under the Credit Agreement, we are required, among other things, to meet certain financial covenants, including a fixed charge coverage ratio and a leverage ratio. We were in compliance with these covenants as of December 31, 2021.

Interest rate swaps

Interest rate swap agreements are contracts to exchange floating rate for fixed rate interest payments over the life of the agreement without the exchange of the underlying notional amounts. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on the interest rate swap agreements is recognized as an adjustment to interest expense.

The purpose of interest rate swap agreements is to fix the interest rate on a portion of our existing variable rate debt in order to reduce exposure to interest rate fluctuations. Under such agreements, we pay the counterparty interest at a fixed rate. In exchange, the counterparty pays us interest at a variable rate, adjusted quarterly and based on LIBOR or the alternative replacement of LIBOR. The amount exchanged is calculated based on the notional amount. The significant inputs, primarily the LIBOR forward curve, used to determine the fair value are considered Level 2 observable market inputs. We monitor the credit and nonperformance risk associated with our counterparty and believe the risk to be insignificant at December 31, 2021.

In March 2017, we entered into a 5-year interest rate swap agreement with an original notional amount of $15.0 million at a fixed swap rate of 2.20%.

In December 2020, we entered into a 5-year interest rate swap agreement with an original notional amount of $35.0 million at a fixed swap rate of 0.78%.

Tax Receivable Agreement

Hagerty, Inc. expects to have adequate capital resources to meet requirements and obligations under the Tax Receivable Agreement entered into with the Legacy Unit Holders on December 2, 2021 that provides for the payment by Hagerty, Inc. to the Legacy Unit Holders of 85% of the amount of cash savings, if any, under U.S. federal, state and local income tax or franchise tax realized as a result of (i) any increase in tax basis of Hagerty, Inc.’s assets resulting from (a) purchase of Hagerty Group Units from any of the Legacy Unit Holders using the net proceeds from any future offering, (b) redemptions or exchanges by the Legacy Unit Holders of Class V Common Stock and Hagerty Group Units for shares of Class A Common Stock or (c) payments under the Tax Receivable Agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the Tax Receivable Agreement.

Legacy Unit Holders may, subject to certain conditions and transfer restrictions described above, redeem or exchange their Class V Common Stock and Hagerty Group Units for shares of Class A Common Stock of Hagerty, Inc. on a one-for-one basis. The Hagerty Group made an election under Section 754 of the IRC of 1986, as amended, and the regulations thereunder (the “Code”) effective for each taxable year in which a redemption or exchange of Class V Common Stock and Hagerty Group Units for shares of Class A Common Stock occurs, which is expected to result in increases to the tax basis of the assets of The Hagerty Group at the time of a redemption or exchange of Hagerty Group Units. The redemptions and exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of The Hagerty Group. These increases in tax basis may reduce the amount of tax that Hagerty, Inc. would otherwise be required to pay in the future. This payment obligation as a part of the Tax Receivable Agreement is an obligation of Hagerty, Inc. and not of The Hagerty Group. For purposes of the Tax Receivable Agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of Hagerty, Inc. (calculated with certain assumptions) to the amount of such taxes that Hagerty, Inc. would have been required to pay had there been no increase to the tax basis of the assets of The Hagerty Group as a result of the redemptions or exchanges and had Hagerty, Inc. not entered into the Tax Receivable Agreement. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors.

Contractual Obligations

The following table summarizes of significant contractual obligations and other commitments as of December 31, 2021:

	Total	2022	2023	2024	2025	2026	Thereafter
	in thousands
Debt	$136,500	$1,000	$—	$—	$—	$135,500	$—
Interest payments	1,182	363	273	273	273	—	—
Operating leases	96,765	9,068	8,783	8,587	8,451	7,936	53,940
Purchase commitments	8,775	4,607	4,168	—	—	—	—

Total	$243,222	$15,038	$13,224	$8,860	$8,724	$143,436	$53,940

Interest payments excludes variable rate debt interest payments and commitment fees related to our Credit Facility.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 — Summary of Significant Accounting Policies and New Accounting Standards to our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with GAAP. The preparation of consolidated financial statements requires management to make assumptions and estimates that affect the reported results of operations and financial position, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies, estimates and judgments that management believes are most significant in the application of GAAP used in the preparation of our consolidated financial statements. These accounting policies, among others, may involve a high degree of complexity and judgment on the part of management. Further, these estimates and other factors could have significant adverse impact to our financial condition, results of operations and cash flows. We evaluate our significant estimates on an ongoing basis and base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Unpaid Losses and Loss Adjustment Expenses

Unpaid losses and loss adjustment expenses are the difference between the estimated cost of losses incurred and the amount of paid losses as of the reporting date. These reserves reflect our management’s best estimate for both reported claims and IBNR claims. The reserves also include estimates of all expenses associated with processing and settling all reported and unreported claims. We regularly review the provision estimates and updates those estimates as new information becomes available or as events emerge that may affect the resolution of unsettled claims. Updates made to reserve estimates based on new information may cause changes in prior reserve estimates. These changes are recorded as losses and loss adjustment expenses in the period such changes are determined. Estimating the ultimate cost of claims and claims expenses is an inherently complex process that involves a high degree of judgment. The inputs requiring management judgement in the estimate of the provision for unpaid losses and loss adjustment expenses include:

•	uncertainty around inflationary costs, both economic and social inflation;

•	estimates of expected losses through the use of historical loss data;

•	changing mix of business due to large growth in modern collectibles which carry a different risk profile than the Company’s classic book;

•	legislative and judicial changes in the jurisdictions in which the company writes insurance, and

•	industry experience.

Claims are analyzed and reported based on the accident year or the year in which the claims occurred. Accident year data is classified and utilized within actuarial models to prepare estimates of required reserves for payments to be made in the future. Timing for claim settlement varies and depends on the type of claim being reported (i.e. property damage as compared to personal injury claims). Claims involving property damage are generally settled faster than personal injury claims. Historical loss patterns are then applied to actual paid losses and reported losses by accident year to develop expectations of future payments. Implicit within the actuarial models are the impacts of inflation, especially for claims with longer expected cycle times. Refer to Note 10 — Provision for Unpaid Losses and Loss Adjustment Expenses to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the methodologies used to estimate loss and loss adjustment expense reserves.

Given the inherent complexity and uncertainty surrounding the estimation of our ultimate cost of settling claims, reserves are reviewed quarterly and periodically throughout the year by combining historical results and current actual results to calculate new development factors. In estimating loss and loss adjustment expense reserves, our actuarial reserving group considers claim cycle time, claims settlement practices, adequacy of case reserves over time, and current economic conditions. Because actual experience can differ from key assumptions used in estimating reserves, there may be significant variation in the development of these reserves and the actual losses and loss adjustment expenses ultimately paid in the future. These adjustments to the loss and loss adjustment expense reserves are recognized in our consolidated statements of operations in the period in which the change occurs.

The following table presents our gross and net provision for losses and loss adjustment expenses as of December 31, 2021 and 2020:

	Gross	% of Total	Net	% of Total
	in thousands (except percentages)
	As of December 31, 2021
Outstanding losses reported	$38,207	51.0%	$38,207	51.0%
IBNR	36,662	49.0%	36,662	49.0%

Total unpaid losses and loss adjustment expenses	$74,869	100.0%	$74,869	100.0%

	As of December 31, 2020
Outstanding losses reported	$22,710	41.3%	$22,710	41.3%
IBNR	32,278	58.7%	32,278	58.7%

Total unpaid losses and loss adjustment expenses	$54,988	100.0%	$54,988	100.0%

The following table summarizes our gross losses and loss adjustment expenses, and net losses and loss adjustment expenses by accident years as of December 31, 2021 and 2020:

	Gross Ultimate Loss & Loss Adjustment Expenses			Net Ultimate Loss & Loss Adjustment Expenses
Accident Year	2021	2020	Change	2021	2020	Change
	in thousands
2017	$18,592	$18,792	$(200)	$18,592	$18,792	$(200)
2018	38,405	41,100	(2,695)	38,005	40,724	(2,719)
2019	60,495	64,535	(4,040)	60,495	64,535	(4,040)
2020	87,583	91,025	(3,442)	87,583	91,025	(3,442)
2021	132,497	N/A	N/A	132,497	N/A	N/A

Total	$337,572	$215,452	$(10,377)	$337,172	$215,076	$(10,401)

Warrant Liabilities

Our warrants are accounted for in accordance with ASC 815. The warrants do not meet the criteria for equity treatment and as such, are recorded at fair value as a non-cash liability. This liability is subject to remeasurement each reporting period.

Our Public Warrants are Level 1 within the fair value hierarchy. The Public Warrants are measured utilizing quoted market prices.

We determined that our Private Placement Warrants, OTM Warrants, Underwriter Warrants and PIPE Warrants are Level 3 within the fair value hierarchy. We utilize a Monte Carlo simulation model to measure the fair value of these warrants. Our Monte Carlo simulation model includes assumptions related to the expected stock-price volatility, expected term, dividend yield and risk-free interest rate. Refer to Note 13 — Fair Value Measurements to our consolidated financial statements included elsewhere in this prospectus, for additional information related to the significant inputs to the Monte Carlo simulation model.

The change in the fair value of the warrants is recognized in the Consolidated Statements of Operations each reporting period.

Liabilities under the Tax Receivable Agreement

In connection with the Business Combination, Hagerty, Inc. entered into a tax receivable agreement with the Legacy Unit Holders. The amount and timing of any payments under the Tax Receivable Agreement will vary depending on a number of factors, including, but not limited to, the increase in tax basis of The Hagerty Group’s assets, the timing of any future redemptions, exchanges or purchases of Hagerty Group Units held by Legacy Unit Holders, the price of Class A Common Stock at the time of the purchase, redemption or exchange, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that Hagerty, Inc. generates in the future, the tax rates then applicable and the portion of the payments under the Tax Receivable Agreement constituting imputed interest.

As of December 31, 2021, as a result of the Business Combination and redemption of Hagerty Group Units, Hagerty, Inc. recognized liabilities totaling $3.5 million relating to obligations under the Tax Receivable Agreement.

Redeemable Non-Controlling Interest

As of December 31, 2021, redeemable non-controlling interest represents the economic interests of Legacy Unit Holders. Income or loss is attributed to the redeemable non-controlling interest based on the weighted average ownership of the Hagerty Group Units outstanding during the period held by Legacy Unit Holders. In connection with the Business Combination, Hagerty, Inc. entered into an Exchange Agreement with the Legacy Unit Holders. The Exchange Agreement permits the Legacy Unit Holders to exchange Class V Common Stock and associated Hagerty Group Units for an equivalent amount of Class A Common Stock, or at the option of the Company, for cash. Because the Company has the option to redeem the non-controlling interest for cash and the Company is controlled by the Legacy Unit Holders through their voting control, the non-controlling interest is considered redeemable outside the Company’s control. The redeemable non-controlling interest is measured at the greater of the initial fair value or the redemption value and is required to be presented as temporary equity on the Consolidated Balance Sheets.

The Exchange Agreement was amended as of March 23, 2022. Refer to Note 25 — Subsequent Events to our consolidated financial statements included elsewhere in this prospectus additional information with respect to the Exchange Agreement amendment.

New Accounting Standards

See Note 1 — Summary of Significant Accounting Policies and New Accounting Standards to our consolidated financial statements included elsewhere in this prospectus.

BUSINESS

We are a global market leader in providing insurance for classic and enthusiast vehicles and we have built an industry-leading automotive enthusiast platform that engages, entertains, and connects with subscribing members. At Hagerty, everything begins and ends with the love of cars — an innate passion that fuels our unique membership model and cultivates deep, personal connections with more than 2.4 million members worldwide.

Hagerty was founded in 1984, and initially focused on providing insurance coverage for antique boats. Today, our goal is to scale an organization capable of building an ecosystem of products, services, and entertainment for car lovers that catalyzes their passion for cars and driving.

Our ecosystem starts with insurance. People take good care of things they love and we take great pride in protecting and preserving our members’ treasured vehicles. Over the past 37 years, we have grown our insurance business to protect more than two million classic and enthusiast vehicles worldwide.

Our insurance offerings are centered around our “Guaranteed Value” insurance policy which differentiates our coverage from the standard market. Our insurance products are also unique due to our omnichannel approach — meaning we sell to our insurance members wherever they need us. Further, we also generate value in insurance underwriting by taking measured risk against our high retention rates and low loss ratios.

At Hagerty, insurance is only the beginning. Our market data has always informed our strategic decisions. Years ago, we made the decision to follow the data insights we were gathering from our insurance business to design and build additional offerings for car enthusiasts. These products monetize our shared love of cars and include: Hagerty Media, Hagerty Drivers Club, Hagerty Valuation Tool, Hagerty Events, DriveShare, Motorsport Reg, Garage + Social, and Hagerty Marketplace.

We have built a platform that engages, entertains and connects with car lovers at various stages of their passion — digitally, on the track, in the garage, at an event or on the road. We believe the combination of insurance and these offerings creates an ecosystem of products generating multiple points of monetization, resulting in an attractive recurring revenue business model. We believe the success of this integrated ecosystem is demonstrated in part by our revenue growth — an average 27% compound annual growth rate (“CAGR”) over the last three years.

As we look ahead and continue to grow, we believe our digitally driven thinking will continue to enhance member engagement and reduce transaction friction. Our systems must be highly integrated, whether to issue an insurance policy or to sell a ticket to a car event. That is why we are investing in state-of-the-art digital platforms and interfaces where member problems and opportunities are met with design thinking, mobile-first and cloud-based products. We are thinking long-term. We believe the combination of these types of activities has and will position us to grow from a single product company with a few add-ons to a multi-dimensional ecosystem catering to a large and expanding market.

Industry and Market Opportunity

We love cars and we are not alone. The collector vehicle market is large and growing. According to our data, there are more than 500 million people around the globe who express an interest in cars and approximately 69 million in the U.S. alone who declare themselves automotive enthusiasts. We estimate that there are nearly 73 million collector vehicles globally with an estimated market value of $1.4 trillion, including over 43 million insurable collector vehicles in the U.S. alone, of which approximately 10.8 million are pre-1981 and 32.2 million are post-1980 collectibles. We estimate that the U.S. market translates into $12-$15 billion of annual insurance premium based on an average vehicle premium of $300 per year. While we are one of the leading providers of collector insurance, we estimate our market penetration in this market is less than 4%.

Car lovers also spend a lot of time and money on their passion. How much money? Our 2020 Hagerty Drivers Club magazine reader survey suggests an average annual car hobby spend of more than $13,000 per enthusiast.

Growth in the collector vehicle market, as evidenced by recent sales activity and increased values, is being enhanced by several factors, including:

•	Cars manufactured in the early 2000s are becoming modern collectibles.

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Increasing focus on collectible cars as an asset class for investment. These cars have an 8-9% historical annual appreciation. Per our estimates, approximately 72% of the vehicles in our data base increased in value in 2021.

•	Demographic factors such as Baby Boomer retirements and millennial household formations are driving up demand for collector vehicles.

•	Expanding automotive subcultures are adding to the automotive enthusiast community.

•	The supply of cars is continuing to expand as premium luxury cars are being built in greater numbers than ever before.

•	COVID-19 has impacted supply chain dynamics and availability of new and used vehicles, parts and supplies.

We believe we are well positioned to capture a larger share of this growing market. In order to fully capitalize on this opportunity, we apply a granular and data driven customer and vehicle segmentation approach that combines an understanding of vehicle ownership data, demographic data, and vehicle usage. Based upon this approach, we are able to summarize key vehicle markets, explore additional opportunities within these markets, overlay demographic and usage data to enrich our approach and leverage the information to better serve the auto enthusiast community.

Business Model and Competitive Strengths

We have developed an affinity driven insurance model.

We enjoy a recurring revenue model based on the affinity and passion of the automotive enthusiast. Through our membership-based model and diverse product offering, we achieve higher affinity than traditional insurance business relationships.

Our insurance offerings are centered around our “Guaranteed Value” insurance policy, which means the market value of a vehicle is agreed to at the time a policy is issued. We help people keep this value current by connecting them with our valuation resources. If something terrible happens and a car experiences a covered total loss, we pay the full amount of the car’s insured value without any depreciation.

Our insurance products are also unique due to our omnichannel approach — meaning we sell to our insurance members wherever they need us. We sell directly to consumers, through agents and brokers, as well as through the largest automobile insurance companies. In the U.S. alone, we currently partner with nine of the top ten largest automotive insurance companies (as ranked by S&P Global Market intelligence based upon 2020 direct premiums written) to bring Hagerty branded products to their loyal and in some cases, most valuable customers.

Further, we also generate value in insurance underwriting by taking measured risk against our high retention rates and low loss ratios. Our Hagerty Reinsurance, Ltd. company, formed in Bermuda in 2017, shares in increasing amounts of the underwriting profit generated by our distribution. Importantly, we also handle the claims for our programs so that we can ensure our members are receiving high levels of service that are focused on the unique requirements of repairing vintage and rare vehicles. This entire insurance stack works together to help us grow and to substantially share in the profits we generate.

Typical insurance businesses engage with their customers only at the point of purchase and renewal, averaging approximately six points of contact annually with customers. With our diverse product offering, we deploy an entire ecosystem of engagement, including both physical (through HDC events, social functions and more) and digital platforms (through media content, social media engagement, market news, valuation data and more) that can result in hundreds of touchpoints annually with members.

We believe that consumers who feel part of a community and a club are more engaged and have higher renewal and retention rates than those who simply purchase a good or service. Our average policy life expectancy is approximately 10 years. We have an NPS of 82. This is a significant competitive advantage over competitors who, without strong affinity or engagement, are left to define their competitive edge based on price. Our community of engaged automotive enthusiasts is a stark differentiator from our competitors who, in our eyes, have a transactional, price-based relationship with their customers.

We have a diverse product offering.

While the majority of our current revenue is based on the premiums generated from our insurance offerings, we provide a diverse range of integrated automotive enthusiast products and services that generate meaningful incremental revenue and builds community engagement and overall brand loyalty. These products and services include:

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Hagerty Media features the work of the nation’s top automotive writers, photographers and videographers who bring the world of cars to life in exciting and unexpected ways with both online and in-print content. Hagerty Media’s publishing and livestream capabilities present exclusive content to our members, as well as to the automotive enthusiast audience at large. Hagerty Media’s capabilities are delivered through the HDC Magazine (the second largest circulation auto enthusiast magazine globally based on audited circulation data), video content which delivered approximately 7.2 million hours watched by enthusiasts in 2021, and a robust YouTube channel boasting approximately 1.9 million subscribers. With an embedded content team covering entertainment, news, market information and valuation data, Hagerty Media serves as an audience generator that creates and brings new customers into our ecosystem. We plan to expand our media properties across the digital landscape and integrate them with our other assets.

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HDC, which provides its approximately 719,000 paid members (“HDC Members”) exclusive offers, expert support, member experiences, emergency service and original content. A subscription to HDC gives members access to our products and services, including HDC Magazine, automotive enthusiast events, our proprietary vehicle valuation tool, emergency roadside services and special vehicle-related discounts. Approximately three-quarters of new insurance customers purchase a subscription to HDC.

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HVT, our valuation tool, is used by over three million people each year to access current and historic pricing data on more than 40,000 collector car, truck, SUV, and motorcycle models. With our robust proprietary database of Hagerty Price Guide values dating as far back as 2006, and approximately 400,000 auction sales results spanning decades, HVT has not only become the go-to source for enthusiasts to research the market about the cars they love but also a unique competitive advantage for us in terms of data analytics and valuable content for HDC Members and integration with other Hagerty assets.

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Hagerty Events, an eclectic mix of small and large events where people share cars and camaraderie, whether these are small, casual touring events or exclusive drives with some of the finest cars in the world. Our team operates some of the marquee Concours d’Elegance events in the U.S. These include the Greenwich Concours, the Concours of America and The Amelia. We also own and operate the California Mille, RADwood, Concours d’Lemons, and McCall’s Motorworks Revival at Pebble Beach. These events provide us with a distinctive ability to present ourselves to hundreds of thousands of automotive enthusiasts and extend media, activations, and social opportunities.

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DriveShare is the first peer-to-peer rental platform for collector and cool vehicles from all eras. Founded in 2017, DriveShare provides a source of income for owners and gives renters an affordable way to drive the cars of their dreams. DriveShare has become an ideal way for us to reach a younger generation, as well. The largest segment of renters on the platform is 25 to 29 years old.

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Motorsport Reg, acquired in 2019, is another example of a revenue generating business that complements our ecosystem by expanding our relevance into an adjacent automotive market (motorsports events), while diversifying revenue streams. Motorsport Reg is a motorsport membership, licensing and event online management system that automates event listings, registration, and payment processing for all types of motorsport events ranging from small social gatherings to large participatory motorsport events.

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Hagerty Garage + Social is a growing nationwide platform of premium, climate-controlled clubhouses and car storage facilities. This platform gives us a physical brand experience capability across six strategic markets in the U.S. and Canada. Garage + Social locations are currently in Bedford Hills, New York; Chicago, Illinois; Miami, Florida; Del Ray Beach, Florida; Redmond, Washington; and Burlington, Ontario. At these locations, members can store their collector vehicles, admire other car lovers’ stored vehicles and interact with similarly-minded automotive enthusiasts, and experience events, activations and content in a branded, controlled unique setting.

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Hagerty Marketplace, recently announced in January 2022, will expand and centralize our portfolio of automotive-focused offerings, including HVT and DriveShare. The Marketplace team will serve car enthusiasts by offering new services for buying and selling collector cars. New product launches are expected later this year. The market for buying and selling collectible cars is substantial, encompassing live and time-based digital auctions, private dealer sales, financing, and for-sale-by-owner classifieds. The global vehicle market is about 73 million, with 43 million in the U.S. alone. In 2021, we observed 280,000 buy/sell vehicle transactions representing $9.5 billion in total value trading hands in our U.S. insurance book, or approximately 1% of the U.S. market value. We believe we can differentiate from other platforms and services by injecting a higher level of trust into this marketplace.

This array of products and services serves not only as part of our growth strategy and market expansion but also to diversify revenue streams for the future.

We serve enthusiasts how and where they wish to be served.

We are always there for our members — As evidenced by our exceptional NPS of 82, our high-engagement insurance model surprises and delights members. Whether through our call center, our geographic field distribution team, or online, our members know that we are always there for them, wherever and however they wish.

We deliver value — While many people come to us for our specialty insurance and protection programs, we uncover many other opportunities to deliver value that no other insurance organization does, including peer-to-peer collector car rentals; collector car storage, social membership experiences; exclusive experiences, and more. All of these membership benefits place our insurance offerings in a competitively distinctive position relative to our competitors.

We’re enthusiasts, too — At Hagerty, we engage collectors all year long on show fields, at tracks, and at events that are centered around our members’ passions — cars and driving. Our team’s own passion and knowledge about cars creates a shared affinity with members. In this way, we also become of greater value to agents and brokers by serving as a relationship connector.

We have a strategic approach to partnerships that drives growth.

Our focused market discipline reduces competitive threats — Most insurance companies offer and compete for multi-line insurance: auto, property, liability, yacht, aircraft, and other exclusive collectables. Our focus on collector vehicle products and services reduces competitive threats for partners and raises their confidence in trading with us. Furthermore, we focus our investments on developing capabilities that serve the interests of the car enthusiast market. This depth and discipline of focus has enabled us to maintain a “neutral” and non-threatening partner of choice position with the highest quality automobile insurance companies in the market.

Our approach to partnerships enables mutual and complimentary growth — Partners tell us that our focus on the collector car space allows them to focus on other parts of their business portfolios. We then align financial interests so both parties enjoy a gain-share approach to the relationship, which creates more intimate institutional bonds. When our partners win and grow, we do as well. We take great care to build partnerships with firms who share our cultural principles and intense focus on customer service. Feedback from and growth rates with our largest partners suggest this approach works for them.

Agents and brokers gain client intimacy capability with us — One of the greatest competitive threats agents and brokers face is the battle against “ordinary.” With over 45,000 independent agent and brokers in the U.S. alone, it can be challenging for these firms to create a memorable or distinctive experience for insurance buyers. We are often told by agents and brokers that partnering with us to bring value and joy to their enthusiast clients is unmatched in the marketplace. Our high-engagement and experiential approach to the market is often co-branded by our agents/brokers to deliver enthusiasts an experience the agent/broker could not deliver themselves. As a result, both brands benefit together in longer-lasting and more intimate client relationships.

We have robust data science capabilities created from our proprietary first-party data.

We have a number of proprietary data capabilities that allow us to fully understand our membership base and to leverage data for the benefit of our members. Our data also allows us to identify and create new value streams for the enthusiast community. Our Automotive Intelligence is a capability that encompasses sale and auction data to create the HVT and our Hagerty Insider market intelligence reports and content. HVT and Hagerty Insider are the benchmarks of the industry in collector vehicle valuation, market intelligence reports and buyers’ guides. In addition, Hagerty Insider and HVT are among the top lead generation pipes for the insurance premium revenue stream of our business.

HVT includes more than 16 years of pricing and vehicle data for approximately 40,000 collector cars, trucks, vans, and motorcycles from the post-war era to present. As a result, we have trusted and dynamic valuation data. From live auctions to historical data, we believe we are the go-to source for auto enthusiasts looking to value their current car or their dream car. Enthusiasts are able to see current and past values for a vehicle in order to understand not just what a car is worth today, but also where it may be headed in the future.

The Hagerty Media site, DriveShare, Hagerty Insider site and other owned digital properties serve as robust collectors of data centered on the engagement of auto enthusiasts for both existing and prospective members, allowing us to efficiently and effectively recruit new members to its ecosystem. This, combined with the detailed data involved in writing insurance policies, provides us with an insightful view of the consumer, their interests, and their needs, allowing for effective and efficient marketing of its product and services.

Our Technology Platforms

Our proprietary technology platforms are a key competitive advantage. Unlike many other companies, we have developed our core technologies in-house. This includes our policy management system and product definition and rating engine. This enables us to respond to market opportunities as rapidly as possible, without roadmap dependency on third-party policy management systems. With this capability, we can deploy a range of risk scenarios to have full control over our object models and data model. We are also able to integrate with a wide variety of best-in-class third-party technologies on our own terms.

For our membership offerings, we have developed a bespoke, cloud-native platform (“Omni”) that manages all aspects of member tiering and benefits. This system is designed to sync with our customer relationship management implementation and our core insurance platform. This primary technology capability allows us to continue to drive a robust “affinity experience” that is a key competitive advantage. Omni offers modern RESTful APIs for building applications across any channel, including our mobile applications.

We have significantly invested in our data infrastructure, including an Amazon Web Services-based enterprise data hub and Snowflake data lake. We utilize our data to improve, in real-time, how our employees interact with our members, how we digitally interact with our members, and how we use data to enhance our digital products to make them more compelling. This infrastructure is a key component of our marketing technology capability and can power a range of scenarios and features. For targeted marketing/re-marketing, all touch-points from across the organization can be fed to our customer data platform. This includes impressions and conversions from marketing tools. This data can be used to enable data-driven effective and efficient marketing to ensure we are sending relevant content to our members and prospects.

Our mobile app was noted by Google as being a marquee example of Flutter. Flutter is Google’s UI toolkit for building natively compiled applications for mobile, web, desktop, and embedded devices from a single codebase. Members get a rich, native experience while our developers all work from within a single code project, mitigating the need to have redundant iOS and Android teams developing duplicates of the same functionality. Today, the Flutter app allows customers to search vehicle valuations and live auction results. In active development are robust roadside support capabilities and member management features. Push notification capability allows us to programmatically interact with members based on a wide range of marketing scenarios.

We have developed supporting technologies that further drive our competitive advantage as an automotive enthusiast brand leader. To support our investments in auto shows and popular Concours events, we have developed a digital platform that allows entrants to digitally submit their vehicles for consideration while allowing administrators the ability to manage the entire acceptance workflow. To support our entry into the peer-to-peer commercial environment and facilitate the experience of driving a classic car, we have developed an innovative two-sided marketplace called DriveShare. This platform enables owners to share and profit from their classic car investments while fueling the automotive hobby for enthusiasts who want to enjoy driving fun and different cars that aren’t available anywhere else. All scheduling, booking, listing, billing, and administration are supported within the platform.

Competition

We believe that our business model and ecosystem of integrated products is unique. While there are a number of other specialty insurance companies that offer collector vehicle insurance, we do not view these companies as significant competitors. We experience some competition in the larger standard auto insurance market. However, in lieu of competing with standard auto insurance carriers, we have formed relationships with them to offer their customers our membership subscription model coupled with our specialty insurance products. Through relationships with auto insurance carriers, we provide a high-touchpoint experience resulting in more appropriate levels of cost coverage and higher overall service satisfaction of members. We are also able to offer our insurance carrier partners incremental growth, protection of the insurance bundle, specialized claims handling, and valuation expertise.

Our Operating Model

In order to maximize our competitive advantage, our operating model keeps people that love cars like we do at the center of all we do. We focus on five specific dimensions that we knit together to create our Flywheel Effect. This is our model for how we think and act long-term and operate on a daily basis. These five dimensions include:

•	H-Factor Hospitality—We treat our members, fans, and investors like family;

•	Collaborate to Win—We strive to build alliances to deliver exponential growth;

•	Engaging Experiences—We create lifelong fans by creating new and better physical and digital products for people who love cars like we do;

•	Digitally Driven Thinking—Our design-based thinking and user-centric focus helps us stay agile and resilient; and

•	Growth Mindset Culture—We invest in the personal and professional growth of our team, which in turn makes us a better company.

Our operating model drives loyalty and retention by engaging, entertaining, and connecting with members in many more ways than through a regular insurance transaction. We measure this in part by our overall NPS of 82, which is more than double the insurance industry average. We also measure loyalty through our member retention rate. Retention is a measure of how many of our members continue to do business with us year over year. We have maintained an average retention rate of 90% over the past ten years, which is more than 10% above the insurance industry average.

We believe our digitally driven thinking further drives member loyalty and engagement and reduces user friction. We are investing in state-of-the-art digital user experience platforms and interfaces to support our growing membership base. We are pairing the digital and physical worlds by integrating our approach to both of those worlds. We are investing in new programs that further enhance our membership experience and provide additional member value. For example, in 2017, we launched DriveShare; in 2019, as part of our ongoing commitment to investing in and growing the world of motorsports, we acquired Motorsport Reg; in 2020 we formed a joint venture to build out Hagerty Garage + Social; and in 2022, we invested in a joint venture to create a marketplace leadership team to both expand, integrate, and centralize our portfolio of automotive-focused offerings, including HVT and DriveShare.

We believe we are positioned well to serve the large and growing market of automotive enthusiasts by leveraging our visionary thought leadership, genuine car culture, industry leading business model and omnichannel distribution.

Our Growth Strategy

Our growth strategy builds on our strengths of creating high-engagement and high-trust interactions and combining them with our numerous data driven advantages. The combination of our scalable omnichannel distribution strategy and innovative membership model has supported a strong rate of growth. Our average revenue three year CAGR was approximately 27%.

We estimate that in the U.S. alone there are 43 million insurable collectible vehicles. Globally, we provide insurance for more than two million vehicles and interact with more than 2.4 million members. Our insurance business model positions us to control the pricing and underwriting of the subject insurance policies, benefit from steady fee-based income, and engage directly with consumers, with our broker and agent partners, or through our strategic insurance partners. We believe our capabilities position us to capture more of the large and growing enthusiast market.

Our omnichannel distribution of our insurance services is a strategic advantage that allows us to unlock the entire total available market and engage with our members. Our distribution model has three components — direct distribution, agency and broker distribution and distribution through our national insurance partners. Approximately 45% of our sales are generated through direct distribution, where our membership model initiates a significant percentage of new business flow. Approximately 32% of sales are generated through our agency and broker channel through our relationships with over 45,000 independent brokers and agents, including 10 of the top 10 brokers in the U.S. by revenue. The remaining 23% of sales are generated through our national insurance partners. We maintain partnerships with nine of the top 10 insurance carriers in the U.S. We believe the percentage of sales generated from our national insurance partner relationships will grow over time as we begin to earn revenue from newly formed partnerships such as the recently announced alliance with State Farm.

For our national insurance partners, our business model is attractive because we offer a full-service solution for their specialty customers and their specialty cars. We handle product development and pricing, sales and service, underwriting and claims services on behalf of our underwriting carriers, and we offer member benefits tailored to the enthusiast all through our proprietary technology and by our sales and service teams.

This approach results in a strong economic model with fees generated as an MGA and earned premium from our wholly owned single cell captive reinsurance subsidiary, Hagerty Re. Our reinsurance capabilities allow us to efficiently deploy capital and create steady, consistent underwriting results. Our deliberate approach to managing risk and employing actuarial discipline to the underwriting process results in an attractive average Loss Ratio of 41% over the last three years. This compares extremely favorably to the overall auto insurance average of 71%.

Revenue from subscriptions and memberships creates multiple points of economic capture, a recurring revenue stream, and an immersive platform to engage with enthusiasts and promote the passion for driving. As of December 31, 2021, HDC had approximately 719,000 paid members. We sponsor, own or create more than 2,500 automotive events annually.

Seasonality

Due to our significant North American footprint, our revenue streams, and in particular, commission and fee revenue, exhibit seasonality peaking in the middle of the second calendar quarter and diminishing through the rest of the year, with the lowest relative level of commission and fee revenue expected to occur in the fourth calendar quarter and beginning of the first calendar quarter. We expect to experience seasonal and other fluctuations in our quarterly operating results, which may not fully reflect the underlying performance of our business. Refer to Note 24 — Quarterly Financial Information (unaudited) to our consolidated financial statements included elsewhere in this prospectus.

Investments

Our portfolio of investable assets is primarily held in cash, short-term investments, and Canadian Sovereign and Provincial fixed income securities. We manage the portfolio in accordance with investment policies and guidelines approved by our Board, in consultation with legal counsel and as may be required to be approved by applicable regulatory authorities. We have designed our investment policy and guidelines to provide a balance between current yield, conservation of capital, and liquidity requirements of our operations setting guidelines that provide for an investment portfolio that is compliant with insurance regulations applicable to jurisdictions in which we operate.

Intellectual Property

We believe our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and electronic and physical security measures to establish and protect our proprietary rights. Though we rely in part upon these legal, contractual, and other protections, we believe that factors such as the skill and ingenuity of our employees and the functionality and frequent enhancements to our platform are large contributors to our success in the marketplace. We intend to pursue additional intellectual property protection on such enhancements to the extent we believe it would be beneficial and cost-effective.

As of December 31, 2021, we have one issued patent in the U.S. and one in Canada. The issued patents generally relate to our vehicle information number decoder, which allows us to determine vehicle configuration details and associated vehicle values. The issued patents are expected to expire between August 2030 and May 2031. We continually review our development efforts to assess the existence and the ability to protect new intellectual property.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the U.S., Canada, the U.K., the E.U. and Australia. We have copyrights for our media and entertainment content and registered copyrights for our vehicle information tools in the U.S. We also have registered various domain names related to our brand for websites that we use in our business, including Hagerty.com.

Although we believe our intellectual property rights are valuable and strong, intellectual property rights are sometimes subject to invalidation or circumvention. Refer to the section titled “Risk Factors — Risks Related to Our Business — Our intellectual property rights are extremely valuable and if they are not properly protected, our products, services, and brand could be adversely impacted.”

Distribution, Marketing and Strategic Relationships

Distribution Partnerships

In addition to our direct sales efforts and independent channels, we market our insurance products through several insurance distribution partners. For the year ended December 31, 2021, approximately 16% of our commission revenues globally were attributable to four of our distribution partners. For two of these distribution partners, we have 10-year arrangements, one of which has an expiration date in 2029 and the other in 2030. The other two distribution partnerships have shorter durations. Under three of these arrangements, we generally make our specialty classic and collector motor vehicle insurance products and related services available to the carrier’s brokers and producers either directly or through an intermediary brokerage. The carrier’s brokers then refer or present to us the brokers’ clients who cannot obtain through the carrier itself the types of specialty classic or collector motor vehicle insurance products and services the client needs or wants. We pay the carrier’s brokers/producers a direct commission for business placed with the carrier and pays an additional administrative fee in circumstances where an intermediary brokerage refers the business to the carrier. Under the other distribution partner relationship, we serve as the carrier’s exclusive managing general underwriter for classic and collector motor vehicle insurance products written through the carrier in Canada. The carrier’s broker network submits business to us to underwrite and administer for the carrier, or we process direct business for the carrier.

Alliance Agreements

Markel Alliance

Markel is the ultimate parent company for Essentia Insurance Company (“Essentia”), which serves as the dedicated carrier for our affiliated U.S. and U.K MGA subsidiaries specialty classic and collector vehicle insurance program. Essentia writes no other business and is exclusive to our MGAs. Under this arrangement, we are licensed and appointed as Essentia’s MGA and is authorized to develop product, market, produce, underwrite, service, and perform claims services for the policies written through Essentia. State laws govern many of the activities under this relationship and, in addition to appropriate carrier licensing requirements, our MGAs must maintain the appropriate licensing as a producer and, where required, as an MGA, plus additional requirements in some states for claims adjusting.

Essentia cedes risk through quota share reinsurance agreements to our key insurance distribution partners with the retained premium being 100% ceded to its affiliate, Evanston Insurance Company (“Evanston”). Evanston, in turn, cedes a portion of this business it reinsures from Essentia, to Hagerty Re. For Evanston to take credit for reinsurance under applicable state law, Hagerty Re maintains funds in trust for the benefit of Evanston. The Markel and Hagerty agreements governing the relationship expire at the end of 2030 and include extension periods.

Aviva Canada Alliance

In 2020, Hagerty Canada and Aviva Canada Inc. (“Aviva”) revised their existing relationship, that was started in 2013, by entering into a new alliance agreement where we would continue to provide managing general underwriting services for Aviva’s Canadian subsidiary, Elite Insurance Company. As part of that agreement, Hagerty Canada purchased certain policies from an Aviva controlled agency. The relationship with Aviva in Canada is exclusive except that in the Quebec province, the business is produced through a third-party insurance agency that carries the appropriate licenses and authority to submit business to Elite Insurance Company. Hagerty Canada receives compensation in the form of a broker commission. Hagerty Canada also is paid a commission for commercial business. In connection with the new alliance agreement, Elite Insurance Company and Hagerty Re entered into a quota share reinsurance agreement. The initial term of the agreements with Aviva expire in 2030 and include a 5-year extension. Canadian provincial laws govern many of the activities under this relationship and, in addition to appropriate carrier licensing requirements, Hagerty Canada must maintain the appropriate licensing.

State Farm Alliance

We entered into a long-term master alliance agreement with State Farm in 2020 to establish an alliance insurance program where State Farm’s customers, through the State Farm agents, would have access to our features and services beginning in 2022. The State Farm Classic+ policy will be offered through State Farm Classic Insurance Company, a new wholly owned subsidiary of State Farm dedicated to the alliance, subject to any applicable state regulatory review and approval. The State Farm Classic+ policy is expected to be available in most states in 2023. Hagerty Insurance Agency, LLC will be paid a commission under the managing general underwriter agreement and ancillary agreements for servicing the State Farm Classic+ policies along with fee revenue for HDC connected with our membership products and services that, in connection with the State Farm Classic+ policy, will be made available to State Farm customers. The State Farm agreements governing the relationship will expire 10 years after our insurance program is underway and includes a 5-year extension.

Employees and Human Capital Resources

Our culture is shaped by our people and is a strategic advantage for us. Our strategy involves surrounding our teams with great people, providing challenging and meaningful work, and investing in their growth to become their best selves. We seek to hire the best and set them up for success with individualized training and career development. Our objectives include effectively identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. Our compensation programs are designed to support these objectives and will be enhanced through the granting of stock-based compensation awards.

As of December 31, 2021, we have 1,668 total employees and 1,635 full-time employees. None of our employees are represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages. We are recognized as having a highly engaged workforce as evidenced by the receipt of the Gallup Exceptional Workplace Award in 2021. This award is Gallup’s premier recognition for the highest level of employee engagement in workplace cultures, presented only to organizations that meet rigorous standards of excellence. We have consistently been a Certified “Great Place to Work” over the past five years.

Diversity and Inclusion

Our diversity and inclusion objective is to be a company where each of us genuinely belongs, is respected and valued, and can do our best work. We take this to heart not just within our Company, but also within the broader automotive enthusiast community.

To help achieve our internal goals, we focus on attraction, retention and development at all levels. This means that we will ensure fair and transparent processes in talent assessment and hiring, performance management and career progression and retention. We are working to create a stronger sense of inclusion and belonging for our employees in general with a lens on representation. Engagement and belonging are fueled by having a meaningful connection to others and opportunities to grow and develop our careers. Across all of these dimensions, we are committed to building programs, systems and tools that foster greater belonging.

We intend to continue to invest and further develop our leadership training and support to ensure that all leaders — those promoted, developing or hired — understand how to lead, keeping our diversity and inclusion principles top of mind in every aspect of their role.

Compensation

Our compensation programs are designed to attract, retain and motivate talented, deeply qualified and committed individuals who believe in our mission, while rewarding employees for long-term value creation. We have a pay-for-performance culture in which employee compensation is aligned to company performance, as well as individual contributions and impacts. The 2021 Employee Stock Purchase Plan and the 2021 Equity Incentive Plan are designed to align employee compensation to the long-term interests of our stockholders, while encouraging them to think and act like owners. While we are still evolving our programs and practices, we strive for a fair, competitive, transparent and equitable approach in recognizing and rewarding our employees.

Health and Wellness

The health and wellness of our employees and their families is integral to our success. We have a comprehensive benefits program to support the physical, mental and financial well-being of our employees. We have a self-insured medical plan in which our employees pay approximately 25% of the monthly estimated premiums. In addition to core medical, we offer maternity and paternity benefits to help employees who are looking to grow their family. To support the mental health of our employees, we offer clinical care providers at no cost to them.

In response to COVID-19, we transitioned to a remote workforce to help protect the health and wellness of our employees while continuing to provide the proper support to our clients and customers. We recognize that these are trying times for everyone, including our employees. To support our employees through this time, we introduced additional programs focused on mental and physical health, and balancing the demand of work and personal family needs.

Facilities

Our corporate headquarters are located in Traverse City, Michigan, and consist of approximately 109,500 square feet of office space at the main campus location under a lease agreement that expires in March 2036. We maintain additional U.S. offices in Dublin, Ohio; Golden, Colorado; Ann Arbor, Michigan; and Greenwich, Connecticut. We also operate a learning garage in Traverse City, Michigan and Littleton, Colorado. In Canada, our offices are located in Stouffville, Ontario; in the U.K., our offices are located in Towcester, Northamptonshire; and in Germany, our offices are located in Bochum. We lease all of our facilities and own one garage, two condominiums and five vacant real estate properties in Traverse City, Michigan. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

We have a network of Hagerty Garage + Social locations in the U.S., which includes Bedford Hills, New York; Chicago, Illinois; Delray Beach, Florida; Miami, Florida and Redmond, Washington. In Canada, we have a location in Burlington, Ontario.

Legal Proceedings

From time to time, we are involved in various claims and legal actions that arise in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity, or capital resources.

Future litigation may be necessary to defend ourselves and our partners by determining the scope, enforceability, and validity of third party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

The following table sets forth, as of the date of this prospectus, certain information regarding our directors and executive officers who are responsible for overseeing the management of our business.

Name	Age	Position
Michael E. Angelina	55	Chairman of the Board
F. Michael Crowley	70	Director
McKeel O. Hagerty	54	Director
Laurie L. Harris	63	Director
Robert I. Kauffman	58	Director
Sabrina Kay	59	Director
Mika Salmi	56	Director
William H. Swanson	73	Director
Michael L. Tipsord	62	Director

Name	Age	Position
McKeel O. Hagerty	54	Chief Executive Officer and Director
Frederick J. Turcotte	60	Chief Financial Officer
Kelly Smith	53	Chief Strategy Officer
Collette Champagne	52	Chief Operating Officer
Barbara E. Matthews	60	SVP, General Counsel and Corporate Secretary
John Butcher	57	President
Paul E. Rehrig	47	President
Kenneth Ahn	44	President

Board of Directors

Michael E. Angelina. Mr. Angelina has served as the Chairman of our Board since Hagerty became a publicly traded company in December 2021. Prior to this he served on the Hagerty board of directors from March 2015 to 2021. Mr. Angelina also currently serves as the chairman of the board of directors of Hagerty Re. In addition to his roles with Hagerty, he also serves on the board of directors of specialty insurers, RLI Corp., and ProSight Insurance Group, along with Bermuda-based reinsurer Equator Re. Mr. Angelina also currently serves as an Executive in Residence of the Maguire Academy of Insurance and Risk Management at Saint Joseph’s University after retiring as the Executive Director of the Maguire Academy. Prior to his retirement in 2012, he was an executive officer with Bermuda based insurer and reinsurer, Endurance Specialty Holdings, Limited as their Chief Risk Officer & Chief Actuary. In this capacity, he led the global pricing, reserving and risk management functions with a particular emphasis on enterprise risk management. Mr. Angelina began his actuarial career with Cigna Corporation and subsequently joined Tillinghast-Towers Perrin, Inc. (now Willis Towers Watson) in 1988 where he participated in the development of Tillinghast’s excess of loss pricing system and its global loss distributions initiative. Mr. Angelina worked for Reliance Reinsurance Corporation for one year as Vice President and Actuary prior to returning to Tillinghast in 2000, where he led the Philadelphia office. Mr. Angelina is the co-author of Tillinghast’s industry-wide asbestos actuarial study and participated in the development of the 2003 FAIR Act (proposed U.S. federal asbestos legislation). He is the former chair of the Academy’s Casualty Practice Council, where he served as the Council’s chairperson of the emerging issues task force. Mr. Angelina is a frequent speaker at industry conferences covering topics such as enterprise risk management, risk governance, loss reserving, international issues, capital allocation, regulation, market conditions and pricing trends. In 2013, Mr. Angelina was named as one of Insurance Business America’s Hot 100 Insurance Professionals because of his research on the topic of gender diversity in the insurance industry. Mr. Angelina is an Associate of the Casualty Actuarial Society, a Chartered Enterprise Risk Analyst, and a Member of the American Academy of Actuaries, having recently served on the Academy Executive Council as Vice President — Casualty. He is also a member of the board of directors of RLI Corp. and Equator Re. Mr. Angelina has a Bachelor of Science degree in Mathematics from Drexel University.

F. Michael Crowley. Mr. Crowley has served as a member of the Board since Hagerty became a publicly traded company in December 2021. Prior to this he served on the Hagerty Board of Directors from June 2019 to 2021. He is an Executive Consultant to Markel. Mr. Crowley joined Markel in February 2009 as President of Markel Specialty Insurance Company. He was promoted to President and Co-Chief Operating Officer of Markel in 2010, and to Vice Chairman in 2016. Mr. Crowley retired from Markel at the end of 2017. He will continue to consult with Markel through the end of 2022. Mr. Crowley has more than 43 years of experience in the insurance industry. Prior to joining Markel, he served as President and Chief Operating Officer of Hilb, Rogal & Hobbs, which was acquired by Willis Towers Watson in 2008. He began his insurance career in 1974 with Johnson & Higgins and served in several leadership positions, including Senior Vice President of Virginia Operations and on several national practice committee. In 1991, he joined Palmer and Cay, a large privately-owned insurance broker based in Savannah, Georgia, where he served as President and Chief Operating Officer, prior to being named Vice Chairman. Mr. Crowley earned his Bachelor of Business Administration degree from Wake Forest University. He has served on Wake Forest’s Board of Visitors as well as the Board of Overseers for St. John’s University School of Risk Management, Insurance, and Actuarial Science. Mr. Crowley is a member of the Georgia State School of Risk Management Hall of Fame.

McKeel O. Hagerty. Mr. Hagerty has served as a member of the Board since Hagerty became a publicly traded company in December 2021. Prior to this he served on the Hagerty Board of Directors from October 2009 to 2021. In addition to his role as a director of Hagerty, Mr. Hagerty is also the Chief Executive Officer and driving force behind Hagerty. Under his leadership, Hagerty has grown from a local insurance agency operating from his parents’ basement to a leading specialty insurance provider for classic and enthusiast vehicles. In 2017, Mr. Hagerty refocused the company’s mission to saving driving and expanding the car community for future generations. In support of the mission, the company has made a series of strategic partnerships, acquisitions and expansions including the Hagerty Drivers Club, Hagerty Drivers Club magazine, Hagerty YouTube, Hagerty DriveShare, MotorsportReg.com, the Greenwich Concours d’Elegance, the Amelia Island Concours d’Elegance, Concours d’Elegance of America, McCall Motorworks Revival, the California Mille, Hagerty Garage + Social and the industry gold standard for vehicle values, the Hagerty Valuation Tool. In addition to Hagerty, McKeel was elected by his CEO peers in 2016-17 to serve as the international board chair for YPO, the global leadership organization with 28,000 chief executives in more than 130 countries. During his term, he traveled the globe speaking to leaders and thinkers like U.N. Secretary General Kofi Annan, President of Rwanda Paul Kagame, Prime Minister of Singapore Lee Hsien Loong, Prime Minister of Canada Justin Trudeau, philosopher Yuval Harari, and countless business titans. McKeel is also a general partner of Grand Ventures, a Grand Rapids, Michigan-based venture capital firm focused on providing emerging companies with early-stage capital and strategic support. He is also a board member of the Petersen Automotive Museum in Los Angeles and serves on numerous boards and advisory groups. McKeel has served as a judge for the prestigious Pebble Beach Concours d’Elegance for decades. In Traverse City, he is known as a passionate community supporter and an advocate for government, business and local organizations working together to create a more sustainable economy based on scalable businesses. McKeel earned his undergraduate degree in English and Philosophy from Pepperdine University and his master’s in Theology from Saint Vladimir’s Orthodox Seminary.

Laurie L. Harris. Ms. Harris has served as a member of the Board since Hagerty became a publicly traded company in December 2021. Prior to this she served on the Hagerty Board of Directors from December 2019 to 2021. Ms. Harris has over 40 years in the financial services and insurance industry sectors. Prior to her retirement in 2018, Ms. Harris was an global engagement audit partner with PricewaterhouseCoopers LLP one of the largest professional service firms where she advised public companies, private equity backed entities and Fortune 100 financial services organizations. Ms. Harris is a member of the board of directors and is audit committee chair of a number of companies focused in the insurance, real estate and technology sectors including IWG plc, the global operator of leading co-work and workspace brands, Synchronoss Technologies Inc., a global leader and innovator in cloud, messaging and digital platforms and products, and QBE North America, an integrated specialist insurer that is part of QBE. Ms. Harris has a Bachelor of Science in Business Administration/Accounting summa cum laude from the University of Southern California. She is a Certified Public Accountant, is a member of the

American Institute of Certified Public Accountants and meets the qualifications as an Audit Committee Financial Expert.

Robert I. Kauffman. Mr. Kauffman has served as a member of the Board since Hagerty became a publicly traded company in December 2021. Prior to this she served on the Hagerty Board of Directors from June 2020 to 2021. Mr. Kauffman was a co-founder, principal and member of the board of directors of Fortress Investment Group LLC from its founding in 1998 until 2012. During his tenure at the firm, Mr. Kauffman served as a member of Fortress’s management committee and was responsible for the management of Fortress’s European private equity investment operations. Prior to co-founding Fortress, Mr. Kauffman was a managing director of UBS from 1997 to 1998, and prior to that a principal at BlackRock Financial Management Inc. Since his departure from Fortress in 2012, Mr. Kauffman has brought his extensive business experience to a variety of private investments, including a non-controlling stake in University Bancorp, a mortgage focused community bank based in Ann Arbor, Michigan. Mr. Kauffman also has significant interests in professional auto racing and international collector car markets. Mr. Kauffman is an advisory board member of McLaren Racing, a leading United Kingdom based Formula1 racing team. Mr. Kauffman is currently the chairman of the Race Team Alliance, an association of NASCAR Cup Series teams; the co-owner of Chip Ganassi Racing, an American racing team active in Indy and NASCAR race; and the owner of RK Motors, a leading restorer, re-seller and provider of classic cars. Mr. Kauffman received a Business Administration degree from Northeastern University.

Sabrina Kay. Ms. Kay has served as a member of the Board since Hagerty became a publicly traded company in December 2021. Ms. Kay is an entrepreneur, investor and experienced corporate board member. Amongst many successful business ventures, Ms. Kay founded the Art Institute of Hollywood, and sold the company to Education Management Corporation (“EDMC”), where she continued to serve as CEO of Special Projects until EDMC was purchased by a consortium of financial investors in 2006. She founded Premier Business Bank, which was sold to First Foundation, Inc. in 2018. She founded an accredited and award-winning graduate-level institution, Fremont College. Soon after, she purchased a Dale Carnegie franchise and incorporated its management and communication concepts into Fremont College’s MBA program. Ms. Kay exited Fremont College and Dale Carnegie in 2020. Ms. Kay has served as the Chairperson of After-School All-Stars Los Angeles since 2004 and as a board member of Combined Properties, Inc., Galvanize, Yellowbrik.co, the Los Angeles Sports and Entertainment Commission, International Medical Corps, and the Petersen Automotive Museum. Ms. Kay earned a bachelor’s degree in Computer Science and Mathematics from California State University in Long Beach, California, a Master of Science in Education degree from the University of Pennsylvania Graduate School of Education, a Master of Business Administration degree from the University of Southern California and a doctoral degree from the University of Pennsylvania.

Mika Salmi. Mr. Salmi has served as a member of the Board since Hagerty became a publicly traded company in December 2021. Mr. Salmi is the Managing Partner of the Zurich, Switzerland office of Lakestar Advisors, one of Europe’s largest venture capital firms. From 2014 to 2019, Mr. Salmi served as a Senior Advisor to The Raine Group LLC, a global merchant bank focused on technology, media and telecommunications. From 2012 to 2014 Mr. Salmi served as the CEO of CreativeLive, a San Francisco, California-based online education company specializing in photography, art, design, marketing, business and entrepreneurship classes. Mr. Salmi founded Mad Races, a mobile, location-based gaming company that was sold to Betaworks in 2010. In 1998, Mr. Salmi founded Atom Entertainment Inc., a web site which specialized in short films from independent and novice directors and other user-generated online content. He led the sale of the company in 2006 to Viacom (now ViacomCBS, Inc.). Following the sale, he continued with Viacom, serving as the President, Global Digital Media from 2006 to 2009, where he managed global operations, strategy and led all digital relationships and transactions. He served on the executive committee at Viacom and ran a business with over 1,500 employees, 30 brands, 400 websites and 80 mobile channels. Mr. Salmi has served on a number of corporate boards of directors, and currently serves as a member of the Advisory Counsel of INSEAD. Mr. Salmi earned a Bachelor of Science degree from the University of Wisconsin in 1987 and a Master of Business Administration degree from INSEAD in 1992.

William H. Swanson. Mr. Swanson has served as a member of the Board since Hagerty became a publicly traded company in December 2021. Mr. Swanson is the retired chairman and CEO of Raytheon Company

(“Raytheon”). His over four-decade career at Raytheon, the final 10 years of which he served as chairman and CEO, concluded upon his retirement in 2014. Prior to his tenure as chairman and CEO, Mr. Swanson held a wide range of leadership positions at Raytheon, including manufacturing manager of Raytheon’s largest operational entity, president of Electronic Systems, chairman and CEO of Raytheon Systems Company and president of Raytheon. In addition to his professional accomplishments, Mr. Swanson is active in the field of education as chairman of the California Polytechnic State University Foundation’s Board of Directors. Mr. Swanson recently retired from the NextEra Energy, Inc. Board of Directors after 12 years of service, including seven years as chair of its audit committee. Swanson is also chairman emeritus of the Massachusetts Competitive Partnership and vice chairperson emeritus of the John F. Kennedy Library Foundation’s Board of Directors. He was a member of the Department of Defense’s Defense Business Board and served as honorary chair of MATHCOUNTS®. Mr. Swanson is chairman emeritus of the Aerospace Industries Association and is a fellow of the American Institute of Aeronautics and Astronautics. He is a former member of the Central Intelligence Agency Officers Memorial Foundation Board of Advisors and the President’s National Security Telecommunications Advisory Committee. Mr. Swanson is the recipient of numerous awards from institutions of higher education, the U.S. Department of Defense and other non-profit institutions. A native of Californian, Mr. Swanson graduated magna cum laude from California Polytechnic State University with a bachelor’s degree in industrial engineering. He was also awarded an honorary Doctor of Laws degree from Pepperdine University and an honorary Doctor of Science degree from California Polytechnic State University.

Michael L. Tipsord. Mr. Tipsord has served as a member of the Board since Hagerty became a publicly traded company in December 2021. Mr. Tipsord is the Chairman, President and CEO of State Farm. In his position at State Farm, Mr. Tipsord leads the largest provider of auto, home and individual life insurance in the U.S., employing more than 19,000 agents and 58,000 employees. Mr. Tipsord began his career at State Farm in 1988 as assistant tax counsel and has served in a number of leadership roles since, including vice chairman of the State Farm board of directors, chief operating officer and chief financial officer. He was named CEO and President in 2015, and chairman in 2016. In addition to his positions at State Farm, Mr. Tipsord is a trustee of the Brookings Institution and is a member of the dean’s advisory board for the University of Illinois College of Law. He is also a member of the American Bar Association and Illinois State Bar Association. Mr. Tipsord earned the Chartered Property Casualty Underwriter designation in 1995, the Chartered Life Underwriter designation in 1991 and is a Certified Public Accountant. He received a bachelor’s degree from Illinois Wesleyan University, and a law degree from the University of Illinois at Urbana-Champaign.

Role of the Board

Our business and affairs are organized under the direction of our Board. In accordance with the terms of our Amended and Restated Charter, Amended and Restated Bylaws and Investor Rights Agreement, our Board is composed of nine directors. Michael E. Angelina serves as Chairman of our Board.

The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to our management. The Board meets on a regular basis and additionally as required. In accordance with our Amended and Restated Bylaws, election of directors shall be by vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that nominee’s election at any meeting for the election of directors at which a quorum is present until HHC ceases to own at least 50% of the voting power of Hagerty, after which directors will be elected by a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Directors may be elected at annual or special meetings of the stockholders. Directors will be elected to serve until the earlier of their death, resignation or removal. Subject to the rights of any party to the Investor Rights Agreement, a director may be removed from office by the affirmative vote of at least a majority of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Director Independence

Our Board has determined that each of the directors serving on our Board, other than McKeel O. Hagerty, qualifies as an independent director, as defined under the listing rules of the NYSE. In making this determination, the Board applied the standards set forth in the rules of the NYSE and in Rule 10A-3 under the Exchange Act. The Board considered all relevant facts and circumstances known to it in evaluating the independence of these directors, including their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate families.

Controlled Company Exemption

HHC is the beneficial owner of more than 50% of the voting control of our outstanding capital stock, as a result of which HHC has the power to elect a majority of our directors. Pursuant to the NYSE listing standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company qualifies as a “controlled company.” Therefore, we are eligible to take advantage of exemptions from the NYSE listing standards that would otherwise require us to have: (i) a board of directors composed of a majority of “independent directors,” as defined under the listing standards of the NYSE; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

We currently take exemption only to the rule requiring us to have a nominating/corporate governance committee composed entirely of independent directors as our Nominating and Governance Committee is made up of three independent directors and one management director. In the event we choose to rely on more of these exemptions in the future, our stockholders would not have the same protections afforded to stockholders of companies that are subject to all of the applicable NYSE listing rules.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Committees of our Board

Each standing committee is governed by the Amended and Restated Charter that complies with the applicable requirements of current NYSE listing rules. Copies of the charters for each committee are available on the investor relations portion of our website. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Laurie L. Harris, William H. Swanson, Michael E. Angelina and Robert I. Kauffman. Each of the members of our audit committee satisfy the independence requirements of the NYSE and Rule 10A-3 under the Exchange Act. Each member of our audit committee is able to read and understand fundamental financial statements in accordance with NYSE audit committee requirements. Ms. Harris serves as Chair of the audit committee, and each member of the audit committee is designated as an “audit committee financial expert” within the meaning of SEC regulations.

The primary purpose of the audit committee is oversight and to discharge the responsibilities of our Board with respect to corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping the Board oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	overseeing the procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by our independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of F. Michael Crowley, Mika Salmi and Sabrina Kay. Mr. Crowley serves as Chair of the compensation committee. Each member of our compensation committee is an independent director under the listing standards of NYSE and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our Board in overseeing compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to the Board the compensation of our chief executive officer and other executive officers;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee have ever been an executive officer or employee of Hagerty. None of our executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of our Board or compensation committee.

Nominating and Governance Committee

Our nominating and governance committee consists of Michael E. Angelina, McKeel O. Hagerty, Sabrina Kay, and William H. Swanson. Mr. Angelina serves as Chair of the nominating and governance committee.

Specific responsibilities of our nominating and governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the Board;

•	considering and making recommendations to the Board regarding the composition and chairmanship of the committees of the Board;

•	reviewing and approving related person transactions;

•	developing and making recommendations to the Board regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the Board’s performance, including committees of the Board.

Our nominating and governance committee operates under the Amended and Restated Charter, which satisfies the NYSE listing rules. We utilize an exemption under the NYSE listing rules, available to a “controlled company” pursuant to NYSE Rule 303A.00. We qualify as a controlled company because more than 50% of the voting power for the election of its directors is held by a group. Pursuant to the exemptions granted by our controlled company status, we have appointed a nominating and governance committee made up of both independent and non-independent directors.

Executive Officers

McKeel O. Hagerty, Chief Executive Officer. See biographical information under “Directors” above.

Frederick J. Turcotte, Chief Financial Officer. Mr. Turcotte has served as the Chief Financial Officer at Hagerty since 2008. In this role, Fred is responsible for shareholder value creation, stewarding the enterprise valuation, leading capital planning and management including equity and debt market positioning, business development, financial planning, Accounting Policy and Reporting, Internal Audit, Tax and Treasury planning and operations integration teams, as well as serving on the company’s Executive Team. Fred serves as the financial advisor and liaison to the Company’s Board of Directors and is responsible to all external financial constituencies including investor relations, commercial banking, investment banking, independent accounting and key insurance and financial partner relationships. Prior to joining Hagerty, Fred served as Senior Vice President, Treasurer, Investor Relations Officer and Tax Director for OneBeacon Insurance Group. Prior to OneBeacon, Fred served as Chief Financial Officer and Senior Vice President in the asset management industry and held senior positions in the tax, investment, portfolio management and treasury functions for 13 years at Travelers Insurance. He started his career at Price Waterhouse. Fred has over35 years of experience in the insurance and asset management industries. He is a member of the American Institute of Certified Public Accountants and the Massachusetts CPA Society and chairs the Venture North Board of Directors in Traverse City, Michigan. Fred obtained a Bachelor of Business Administration and Accounting from the University of Massachusetts Amherst.

Kelly Smith, Chief Strategy Officer. Mr. Smith is the Chief Strategy Officer and Senior Vice President for Hagerty and has served in this role since 2020. In this role, he leads Hagerty’s enterprise digital strategy, capitalizing on emerging opportunities to support our rapid growth. In addition, he champions the integration of information and technology into all aspects of the business. Prior to joining Hagerty, Kelly served as the Senior Vice President and Chief Digital Officer at MGM Resorts. Kelly has over 25 years of technology experience, with a range of roles such as a digital business leader, product designer, engineering team leader, entrepreneur and investor. He oversees all aspects of digital transformation to include team building, customer experience, development and product management. Kelly occasionally speaks at entrepreneur and product design events and obsesses over the little details that make great user experiences. Prior to joining MGM Resorts, Kelly was with Starbucks, where he served as Vice President, Global Digital Products, leading the teams responsible for the company’s popular mobile and web products. Previously, he served as the Vice President, Digital for Starbucks China where he recruited and led the initial product management, design and engineering teams developing groundbreaking consumer experiences such as digital payment and one of China’s most popular food & beverage loyalty program. Kelly has started and sold several venture-backed software companies. He started his career in the earliest days of the internet, marketing an early version of the very first Mosaic web browser at Spry. The company was sold to America Online and Kelly went on to work for RealNetworks where they pioneered the idea of audio and video delivery on the internet. Kelly obtained a Bachelor of Business Administration degree from Walla Walla College.

Coco Champagne, Chief Operating Officer. Collette (Coco) Champagne collaborates with the Hagerty senior executive team to align all aspects of Hagerty’s strategy, operations and the company’s core values. She has managerial oversight of member sales and service, strategy planning, human resources function, compensation practice, employee engagement, as well as enterprise facilities and classic vehicle fleet. She is responsible for leading our growth culture. As a member of the Hagerty Executive Team for over a decade, Coco managed sales and service operations prior to joining Human Resources in 2002. She went on to become Senior Vice President of Human Resources and Chief People Officer. Her experience provides a unique vantage point from which to incorporate employee policies, cultivate and recruit talent both internally and externally and to lead the transition effort to incorporate world-class customer service within an innovative sales culture at Hagerty. Prior to joining Hagerty, Coco was an officer of a national bank focused on retail consumer lending. She led the region in generating government guaranteed mortgage loans. Coco serves on the board of Downtown Development Authority for Traverse City and was previously on the executive board of Goodwill of Northern Michigan. She is a graduate of the University of Michigan Executive Human Resources Program and maintains membership in the Society of Human Resource Managers. Coco holds two Bachelor of Science degrees from Michigan State University; the first in Agriculture and Natural Resources and the second in Communications.

Barbara E. Matthews, Senior Vice President, General Counsel and Corporate Secretary. As General Counsel and Corporate Secretary of Hagerty and affiliated entities, Barbara E. Matthews is responsible for the overall legal, compliance and risk and resilience strategy for the enterprise. Barbara provides legal advice to the executive management team and the Board regarding matters with significant company-wide impact including major transactions and contracts. In addition, she oversees corporate governance and serves as Hagerty’s corporate secretary. She offers leadership and guidance to a staff of lawyers, legal paraprofessionals and support staff that provide legal, compliance, risk management and licensing services to support the achievement of Hagerty’s strategic objectives. Before joining Hagerty in 2007, Barbara was General Counsel for Priority Solutions. She previously served Chicago-based Heller Financial, Inc. as its Chief Regulatory and International Counsel and Chief Counsel for its Global Vendor Finance Group. She was Vice President, General Counsel and Secretary for Sears Savings Bank, a subsidiary of Sears, Roebuck and Co. Prior to joining Sears, Barbara was an attorney with Hopkins & Sutter where she primarily represented federal bank and savings and loan regulatory agencies. With over 25 years as a practicing attorney, Barbara has represented public and private companies, and their domestic and international subsidiaries, in connection with mergers and acquisitions, corporate governance, human resources matters, intellectual property matters and general corporate matters. She has provided legal counsel and documentation in connection with insurance, supply chain management services, pharmaceutical distribution and fulfillment, domestic and international commercial finance transactions, domestic and international equipment leasing programs and transactions, joint ventures and strategic alliances. She has represented federal regulatory agencies as well as banks and savings and loans in connection with deposit taking, lending, loan purchase and sale activities, asset/liability management and bank regulatory matters. Additionally, Barbara has provided legal services in connection with residential mortgage loan production and servicing and the formation and operation of consumer credit businesses. Barbara’s international experience extends to Canada, Latin America, Europe and Asia. Barbara currently serves as a Trustee on the Board of Trustees of Munson Medical Center. She is Subcommittee Chair of the Law Department Management Network of the Association of Corporate Counsel. Barbara is past chairman of TraverseCONNECT and is past president of the Board of Governors for the Grand Traverse-Leelanau-Antrim Bar Association as well as past president of the Great Lakes Children’s Museum. Barbara obtained a Bachelor of Science degree in International Business from Ferris State University and a Juris Doctorate from DePaul University College of Law. John Butcher, President. John (Jack) Butcher has served as the President of Hagerty’s insurance business since August, 2020. In this role, he is responsible for maximizing stakeholder value and growing the global insurance business. This includes assessing and implementing the strategic business plans to achieve overall growth of Hagerty’s operations through continued growth in existing markets and diversify into new markets, particularly outside the U.S. Prior to joining Hagerty, Jack served as the national business leader of Commercial Lines and Business Development for Marsh & McLennan Agency. Prior to serving in this role, Jack held global client service, sales and geographic business leadership roles with other MMC companies, including Marsh and Johnson & Higgins. Jack began his insurance career with Chubb Insurance as a property and casualty underwriter. From 1998 to 2003, Jack served as Executive Vice President & Chief Operating Officer of TransForce, Inc., a rapidly growing national transportation and logistics outsourcing company. Jack serves on the board of Ennabl and on the Board of Advisors of Grand Ventures as well as several not-for-profit company boards. Jack earned a bachelor’s degree, magna cum laude, in Communications from the University of Richmond, and has attended executive education programs at the Harvard Business School.

John Butcher, President of Hagerty Insurance. John (Jack) Butcher has served as the President of Hagerty’s insurance business since August 2020. In this role, he is responsible for maximizing stakeholder value and growing the global insurance business. This includes assessing and implementing the strategic business plans to achieve overall growth of Hagerty’s operations through continued growth in existing markets and diversify into new markets, particularly outside the U.S. Prior to joining Hagerty, Jack served as the national business leader of Commercial Lines and Business Development for Marsh & McLennan Agency. Prior to serving in this role, Jack held global client service, sales and geographic business leadership roles with other MMC companies, including Marsh and Johnson & Higgins. Jack began his insurance career with Chubb Insurance as a property and casualty underwriter. From 1998 to 2003, Jack served as Executive Vice President & Chief Operating Officer of TransForce, Inc., a rapidly growing national transportation and logistics outsourcing company. Jack serves on the board of Ennabl and on the Board of Advisors of Grand Ventures as well as several not-for-profit company boards. Jack earned a bachelor’s degree, magna cum laude, in Communications from the University of Richmond, and has attended executive education programs at the Harvard Business School.

Paul E. Rehrig, President of Hagerty Media & Entertainment. Paul has served as the President of Media & Entertainment since 2021. In this role, Paul is responsible for setting the strategy and executing the roadmap across Hagerty’s media operations along with its customer events and experiences. He is also responsible for corporate and business development and manages Hagerty’s key automotive and media commercial partnerships. Paul is an accomplished media and technology executive with over 20 years of global experience building digital direct-to-consumer platforms and businesses. Prior to joining Hagerty, from 2018 to 2021, Paul worked for Discovery as the general manager of Eurosport based in London. Eurosport is a pan-European multichannel TV and online sports broadcaster and streaming platform, home to premium live sporting events and the Olympic Games. Paul was responsible for Eurosport’s digital P&L along with its products, content, and direct-to-consumer businesses. During his tenure, Eurosport.com grew to become the largest online sports content platform in Europe, serving over 50 million monthly active users. Eurosport’s premium subscription video streaming business also grew and currently contributes millions of paying subscribers to Discovery’s broader DTC portfolio. Prior to Eurosport, Paul spent seven years as executive vice president at AMC Networks, a global TV & Film studio and distribution company and home to some of the most iconic TV series ever produced (e.g. Mad Men,Breaking Bad, and The Walking Dead). While at AMC Networks, he launched and scaled Shudder and Sundance Now, two leading direct-to-consumer subscription-video-on-demand services to over 2m subscribers. He also oversaw digital strategy and managed AMC Networks’commercial and distribution partnerships with Netflix, Hulu, Apple, Amazon, YouTube, Google, and Roku. Paul joined AMC Networks in 2011 from WarnerMusic Group (WMG) where he served as senior vice president of global digital strategy and business development. At WMG, he helped establish new music download and streaming business models and commercial partnerships with Apple, YouTube, Spotify, and dozens of others, while driving the international expansion of the company’s digital business. Prior to WMG, Paul led product marketing at Mforma, a global publisher of downloadable mobile games and apps, and spent six years in mobile product development at AT&T Wireless. Paul also served on the board of Next Games until 2019, a publicly traded, free-to-play mobile games developer and publisher based in Helsinki, Finland.Paul holds a Bachelor of Arts in Political Science from Seattle Pacific University.

Kenneth Ahn, President of Hagerty Marketplace. Ken has served as the President of Hagerty Marketplace since January 2022. Ken is also the Chief Executive Officer of Broad Arrow Group, which Hagerty entered into a partnership with in January 2022. Ken brings over 20 years of strategy, finance, and operational experience to the company. Most recently, Ken served as President of RM Sotheby’s, the world’s largest collector car auction house by total sales, where he grew the company’s geographic footprint, formed strategic partnerships and joint ventures, and founded one of the largest collector car financing businesses focused on providing financing solutions using collector cars as collateral. Prior to this role at RM Sotheby’s, Ken led the strategy and corporate development efforts at Sotheby’s as Senior Vice President, Strategy and Corporate Development, in New York where he focused on both organic growth strategies as well as strategic investments and M&A. Prior to Sotheby’s, Ken was a Vice President in the Investment Banking Division at Goldman Sachs in New York, where he focused on advising clients and executing M&A and financing transactions as a member of the Global Industrials Group as well as the M&A Group. Ken began his career as a strategy and management consultant at the Boston Consulting Group in Seoul and New York. Ken earned his MBA from Harvard Business School, and his AB, with honors, in Economics from Harvard College.

Code of Conduct

We have adopted a code of conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The code of conduct codifies the business and ethical principles that govern all aspects of our business. A copy of the code of conduct has been filed with the SEC, is available on our website at www.investor.hagerty.com, and will be provided without charge upon written request to Barbara E. Matthews, General Counsel, in writing at 121 Drivers Edge, Traverse City, Michigan 49684. We intend to disclose any amendments to or waivers of certain provisions of the code of conduct on our website.

Officer and Director Compensation

The Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors. We intend to develop a non-employee directors’ compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to our long-term success.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our named executive officers who are identified in the “Summary Compensation Table” below. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Overview

For 2021, our “named executive officers” were:

•	McKeel O. Hagerty, Chief Executive Officer;

•	Frederick J. Turcotte, Chief Financial Officer; and

•	Kelly Smith, Chief Strategy Officer.

We expect that our executive compensation program will evolve to reflect our new status as a publicly-traded company, while still supporting our overall business and compensation objectives. In connection with the Business Combination, we retained Korn Ferry, an independent executive compensation consultant, to help advise on our post-closing executive compensation program.

Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Non-Equity Incentive Plan Compensation ($)		Nonqualified Deferred Compensation Earnings ($)		All Other Compensation(1) ($)	Total ($)
McKeel O. Hagerty	2021	839,584			2,812,182	(2)			195,520	3,847,286
Chief Executive Officer	2020	600,001			2,272,201	(3)			245,520	3,117,722
Frederick J. Turcotte	2021	450,000			640,656	(2)	1,157,532	(4)	37,920	2,286,109
Chief Financial Officer	2020	429,167			644,215	(3)	25,953	(5)	35,160	1,134,495
Kelly Smith	2021	750,000	1,686,875	(6)					32,760	2,469,635
Chief Strategy Officer	2020	750,000	1,374,688	(7)					32,760	2,157,448

(1)	Includes an auto allowance, a perquisite account, a personal assistant and a life insurance allowance.
(2)

Includes payments for 2021 under our Annual Incentive Plan based on final earnings criteria met as of December 31, 2021 and paid in February 2022. Also includes the accelerated vesting payments for the 2019-2021 and 2020-2022 performance periods under our Long-Term Incentive Plan paid in November 2021.

(3)

Includes payments for 2020 under our Annual Incentive Plan and payments for the 2018-2020 performance period under our Long-Term Incentive Plan based on final earnings criteria met as of December 31, 2020 and paid in March 2021.

(4)

Includes interest earned in 2021 under the Company’s Deferred Incentive Awards Plan where interest exceeds 120% of the applicable federal long-term rate, with compounding (as prescribed under Sec 1274(d) of the Internal Revenue Code).

(5)

Includes interest earned in 2020 under the Company’s Deferred Incentive Awards Plan where interest exceeds 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code).

(6)	Includes annual bonus of $1,186,875 paid in March 2021 and a retention bonus of $500,000 paid in August 2021 under Mr. Smith’s employment agreement.
(7)	Includes annual bonus of $874,688 paid in March 2020 and a retention bonus of $500,000 paid in September 2020 under Mr. Smith’s employment agreement.

Narrative Disclosure

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, we seek to provide a base salary level designed to reflect each executive officer’s scope of responsibility and accountability.

Annual Incentive Plan

Our Annual Incentive Plan was designed to hold executives accountable, reward the executives based on actual business results and help create a “pay for performance” culture. In 2021, the annual incentives for our executive officers were earned based on achievement of performance goals related to sales revenue growth, MGA Ex-CAT Global Loss Ratio and Consolidated Operating Margin, with each performance goal weighted 50%, 25% and 25%, respectively. In addition, as a condition to the payment of any amount under the Annual Incentive Plan for 2021, the Annual Incentive Plan required that our operating margin for 2021 be at least $18.9 million, which was achieved. Our performance in 2021 resulted in the payment of incentives under the Annual Incentive Plan equal to 74.9% of the target payment level.

Long-Term Incentive Awards

To further focus our executive officers on long-term performance, we maintained a Long-Term Incentive Plan pursuant to which we grant cash-based long-term incentive awards, the amount of which is based on performance goals specified for the applicable performance period. In 2021, participants received accelerated vesting payments for the 2019-2021 and 2020-2022 performance periods under our Long-Term Incentive Plan which was paid in November 2021 at 100% of the target payment level.

Deferred Incentive Awards Plan

We maintained a Deferred Incentive Awards Plan, a non-qualified deferred compensation plan, which provided the participants with the opportunity to defer a portion of their Long-Term Incentive Award. The Deferred Incentive Awards Plan called for a mandatory deferral of twenty percent (20%) of the participant’s Long-Term Incentive Award payment and allowed for an elective deferral of up to an additional thirty percent (30%) of the Long-Term Incentive Award payment. Effective January 1, 2019, we amended the Deferred Incentive Awards Plan to prohibit the addition of any additional participants and to prohibit any new or subsequent deferral elections. Any deferral elections made prior to January 1, 2019 were irrevocable. We maintain an account for each participant to record deferrals, earnings and payments. Deferred amounts and associated earnings are distributed in a lump sum during the period of January 1 to March 15 following the fifth calendar year after the end of the incentive period from which the amounts were deferred. The Deferred Incentive Awards Plan provides that each participant’s deferred earnings are credited with investment earnings credits or debits based upon eighty percent (80%) of the annual change in Equity Book Value.

For the period January 1 through December 31, 2021, eighty percent (80%) of the annual change in Equity Book Value equaled 161.1%.

Employment and Severance Arrangements

McKeel O. Hagerty

Mr. Hagerty and the Hagerty Group, LLC have entered into an employment agreement effective as of January 1, 2018, pursuant to which Mr. Hagerty is employed as Chief Executive Officer of Hagerty and its subsidiaries. Pursuant to such agreement, Mr. Hagerty is entitled to a base salary, participation in the company’s

Annual Incentive Plan with a target incentive equal to 100% of his base salary, participation in the company’s Long-Term Incentive Plan with a target incentive equal to 200% of his base salary, and benefits and perquisites available to senior executives of the company, including a car allowance, personal assistant allowance and an annual perquisite account. If the company terminates Mr. Hagerty’s employment for a reason other than Cause or Disability or if Mr. Hagerty resigns for Good Reason, as such terms are defined in the employment agreement, and Mr. Hagerty executes a binding waiver and release of claims against the company and related persons, then Mr. Hagerty is entitled to the following severance benefits: (i) 24 months of continued base salary, (ii) 24 months of continued participation in the company’s Annual Incentive Plan (based on actual performance results), (iii) 24 months of continued participation in the company’s Long-Term Incentive Plan (based on actual performance results and including a prorated benefit for any partial fiscal year at the end of such 24-month period), (iv) 24 months of continued health and dental benefits, (v) 12 months of continued payments under Mr. Hagerty’s perquisite account and (vi) 12 months of continued car allowance. For purposes of this severance benefit, “Good Reason” generally is defined to include a material reduction in Mr. Hagerty’s base salary or other compensation or benefits, the assignment of duties that are materially inconsistent with his position, a material adverse change in his authority or reporting responsibilities, a required relocation or a substantially burdensome increase in required travel, the failure of a successor to assume Mr. Hagerty’s employment agreement, or the company’s material breach of the employment agreement. Under the terms of his employment agreement, Mr. Hagerty is subject to restrictive covenants relating to non-competition and non-solicitation of employees while employed by Hagerty and for 12 months following his termination of employment.

Frederick J. Turcotte

Mr. Turcotte and The Hagerty Group, LLC have entered into a Change of Control Severance Agreement, effective as of July 7, 2008. Under this agreement, if Mr. Turcotte’s employment is terminated by the company for a reason other than Cause or if Mr. Turcotte resigns for Good Reason, in either case within 12 months after a Change of Control, as such terms are defined in the agreement, and Mr. Turcotte executes a binding waiver and release of claims against the company and related persons, then Mr. Turcotte is entitled to the following severance benefits: (i) 12 months of continued base salary, (ii) a payment equal to 50% of Mr. Turcotte’s target annual bonus for the year in which the Change of Control occurs and (iii) all amounts earned but not paid under the company’s Executive Incentive Plan for years prior to the year in which the termination occurs plus 50% of the target amount under such plan for the year in which the termination occurs. For purposes of this severance benefit, “Good Reason” generally is defined to include a material reduction in Mr. Turcotte’s authority, duties and responsibilities or a material reduction in Mr. Turcotte’s overall compensation.

Kelly Smith

Mr. Smith and The Hagerty Group, LLC have entered into an employment agreement, effective as of March 1, 2021 and continuing until December 31, 2025. Pursuant to this agreement, Mr. Smith is entitled to a base salary at the rate specified for each year during the term, to a specified bonus payment for each year during the term in lieu of participation in the company’s Annual Incentive Plan, and to retention bonuses on September 1st of each year during the term, with additional retention bonuses on December 31, 2024 and December 31, 2025, subject to continued employment. Mr. Smith is also eligible for benefits and perquisites available to senior executives of the company, including a car allowance and an annual perquisite account. If Mr. Smith’s employment is terminated by the company for a reason other than Cause or if Mr. Smith resigns for Good Reason, as such terms are defined in the agreement, and Mr. Smith executes a binding waiver and release of claims against the company and related persons, then Mr. Smith will be entitled to a severance benefit equal to 12 months of continued base salary. For purposes of this severance benefit, “Good Reason” generally is defined to include a material breach by the company of its obligations under the agreement. Under the terms of his employment agreement, Mr. Smith is subject to restrictive covenants relating to non-competition and non-solicitation of employees while employed by Hagerty and for 12 months following his termination of employment, or 24 months if he is terminated by the company for Cause or he resigns without Good Reason.

401(k) Plan

We maintain a qualified 401(k) savings plan which allows participants to defer compensation up to the maximum amount allowed under IRS guidelines. We make a matching contribution to the plan equal to 100% of the participant’s elective deferral, up to 4% of his or her compensation, plus an additional matching contribution equal to an amount up to 2% of the participant’s compensation depending on certain performance criteria specified by us for the applicable plan year. Participants are always vested in the contributions to the plan.

Director Compensation

2021 Director Compensation Table

Our historical director compensation program has consisted of cash retainers for service on the Board and additional cash retainers for service as the chair of the Board or on a Board committee. We also reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

The following table sets forth information for the year ended December 31, 2021 regarding the compensation earned by our non-employee directors.

Name	Fees earned or paid in cash ($)		All other compensation ($)	Total ($)
Michael E. Angelina	16,333	(1)	—	16,333
F. Michael Crowley	12,083	(1)	—	12,083
Laurie L. Harris	11,042	(1)	—	11,042
Robert I. Kauffman(2)	11,042	(1)	—	11,042
Sabrina Kay	8,125	(1)	—	8,125
Mika Salmi	7,708	(1)	—	7,708
William H. Swanson	8,125	(1)	—	8,125
Michael L. Tipsord	7,083	(1)	—	7,083
Kyle Cerminara(2)	—		—	—
Martin Freidman(2)	—		—	—
Charles Nearburg(2)	—		—	—

(1)	Includes fees for services on Hagerty’s Board following the Business Combination.
(2)	Served on the board of directors for Aldel from Aldel’s initial public offering on April 12, 2021 (the “Aldel IPO”) until the Business Combination and did not receive compensation for such services.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in the section titled “Executive Compensation,” we describe below the transactions since January 1, 2019 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Person Transactions made in conjunction with the Business Combination

Aldel

Founder Shares

On January 11, 2021, Aldel issued an aggregate of 5,750,000 shares of common stock of Aldel (the “Founder Shares”) to Aldel Investors LLC (an entity managed by director Robert I. Kauffman, the “Sponsor”) and FG SPAC Partners LP (“FGSP”) for an aggregate purchase price of $25,000 in cash. Sponsor was issued 4,675,000 and FGSP, an affiliate of certain of Aldel’s directors, was issued 1,075,000 shares of common stock. On January 15, 2021, the Sponsor transferred an aggregate of 175,000 Founder Shares to members of Aldel’s management and board of directors as well as senior advisors, resulting in the Sponsor holding 4,500,000 Founder Shares. On March 25, 2021, the Sponsor and FGSP forfeited to Aldel for no consideration, 2,300,000 and 575,000 Founder Shares,respectively, resulting in a decrease in the aggregate number of Founder Shares outstanding from 5,750,000 Founder Shares to 2,875,000, and resulting in Sponsor and FGSP holding 2,200,000 and 500,000 Founder Shares, respectively. In connection with the Business Combination, each of the issued and outstanding Founder Shares was converted into Class A Common Stock on a one-to-one basis.

The initial shareholders have agreed not to transfer, assign or sell any of the shares of Class A Common Stock into which the Founder Shares converted (except to certain permitted transferees) until, with respect to 50% of such shares, December 2, 2022, or earlier, in each case, if, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their public shares for cash, securities or other property; the other 50% of the Founder Shares are no longer restricted.

Private Placement Shares and Warrants and OTM Warrants

In connection with the initial public offering of Aldel, the Sponsor purchased, in a private placement, an aggregate of 515,000 shares of Class A common stock of Aldel and 257,500 Private Placement Warrants. Each Private Placement Warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share. Also in connection with the initial public offering of Aldel, ThinkEquity LLC, as the underwriter in the initial public offering, was issued 57,500 shares of Class A common stock of Aldel and 28,750 Private Placement Warrants. Additionally, in connection with the initial public offering of Aldel, the Sponsor and FGSP purchased an aggregate of 1,300,000 OTM Warrants. Each OTM Warrant is exercisable to purchase one share of Class A Common Stock at $15.00 per share.

Investor Rights Agreement

In August 2021, Aldel, HHC, Markel and State Farm entered into the Investor Rights Agreement effective at the consummation of the Business Combination. Pursuant to Investor Rights Agreement, among other things:

•

HHC has the right to nominate (1) two directors for election by the stockholders of the Company for so long as HHC and its permitted transferees hold 50% of the common stock of the Company that it owned as of the closing of the Business Combination and (2) one director for election by the stockholders of the Company for so long as HHC and its permitted transferees hold 25% of the common stock of the Company that it owned as of the closing of the Business Combination;

•

Markel has the right to nominate one director for election by the stockholders of the Company for so long as Markel and its permitted transferees hold 50% of the common stock of the Company that it owned as of the closing of the Business Combination;

•

State Farm has the right to nominate one director for election by the stockholders of the Company for so long as State Farm and its permitted transferees hold 50% of the common stock of the Company that it owned as of the closing of the Business Combination;

•

HHC, Markel and State Farm will each have preemptive rights to purchase their pro rata share of certain new issuance of equity by the Company, subject to customary exclusions, for so long as each is entitled to nominate a director to be elected to our Board; and

•

HHC, Markel and State Farm each agreed to vote their shares of common stock in the Company in support of the director nominees submitted pursuant to the Investor Rights Agreement and against certain other actions that are contrary to the rights in the Investor Rights Agreement.

Lock-Up Agreement

In connection with the consummation of the Business Combination, each of Markel and HHC executed a Lock-Up Agreement pursuant to which such parties agreed not to sell, transfer or take certain other actions with respect to units in The Hagerty Group and shares of Class V common stock received in the Business Combination for a period from closing of the Business Combination through the earlier of (a) 180 days after the closing of the Business Combination, subject to certain customary exceptions and (b) the date on which the closing price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the consummation of the Business Combination.

Amended and Restated Registration Rights Agreement

In connection with the Business Combination Agreement, Aldel, Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity LLC, HHC, Markel, State Farm and certain other parties identified therein as Holders (the “Holders”) each entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, the Registration Rights Agreement, dated as of April 8, 2021, among Aldel and the other parties thereto was terminated and whereby we agreed to file a shelf registration statement registering the resale of certain of our securities held by the Holders, and granted to the Holders certain registration rights, including customary piggyback registration rights and demand registration rights, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions.

Tax Receivable Agreement

At the closing of the Business Combination, the Company and the Legacy Unitholders entered into the Tax Receivable Agreement, pursuant to which we will pay to the Legacy Unitholders 85% of the net savings, if any, in U.S. federal, state and local income tax and franchise tax that we realize in periods after the Business Combination as a result of (i) certain increases in tax basis that occur as a result of the Purchase or Exchanges (each as defined in the Tax Receivable Agreement) of Hagerty Group Units (together with corresponding shares of Class V Common Stock), including as a result of payments under the Tax Receivable Agreement and (ii) imputed interest arising from our payments under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of such net savings. If the Tax Receivable Agreement is terminated early under certain circumstances, we will pay to the Legacy Unitholders an amount equal to the present value, as of the effective date of such early termination, of all Tax Benefit Payments (as defined in the Tax Receivable Agreement) that would be required to be paid by us to the Legacy Unitholders, respectively, beginning from the effective date of such early termination and assuming that the Valuation Assumptions (as defined in the Tax Receivable Agreement) in respect of HHC or Markel, respectively, are applied.

As a result of the size of the anticipated increases in tax basis of our assets and possible utilization of such increases and certain other tax attributes, the payments that we expect to make under the Tax Receivable Agreement could be substantial.

Sponsor Warrant Lock-up Agreement

In connection with the closing of the Business Combination, we entered into the Sponsor Warrant Lock-up Agreement with the Sponsor and FGSP, pursuant to which the Sponsor and FGSP agreed as described below with respect to (i) the Private Placement Warrants and (ii) the OTM Warrants held by them. Pursuant to the Sponsor Warrant Lock-Up Agreement:

•

the Private Placement Warrants are not exercisable until the date on which the volume weighted average trading price of the Class A Common Stock exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 12 months after the Business Combination;

•

the OTM Warrants are not exercisable until the date on which the volume weighted average trading price of the Class A Common Stock exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 12 months after the Business Combination; and

•

prior to being exercisable, the Sponsor may transfer the Private Placement Warrants and the OTM Warrants, subject to any requirements set forth in the purchase agreements related to the purchase of the Private Placement Warrants and OTM Warrants, provided that such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the Sponsor Warrant Lock-up Agreement.

Exchange Agreement

In connection with the Business Combination, we entered into the Exchange Agreement with the Legacy Unitholders. Pursuant to the Exchange Agreement, the Legacy Unitholders have the right from time to time, on the terms and conditions contained in the Exchange Agreement, to exchange their Hagerty Group Units and shares of Class V Common Stock for, at our option, shares of Class A Common Stock or cash. In March 2022, the Exchange Agreement was amended and restated. Under the terms of the amendment, a cash exchange is only allowable in the event that net cash proceeds are received from a new permanent equity offering.

Related Person Transactions made in the course of business

State Farm Alliance Agreement

As of December 2, 2021, State Farm became a related party as a result of its director designation rights and stock ownership acquired in connection with the Business Combination. We entered into a strategic agreement with State Farm on December 28, 2020, to establish an alliance insurance program where State Farm’s customers, through the State Farm agents, would have access to our features and services. Under this strategic alliance agreement, State Farm paid us an advanced commission of $20,000,000 in 2020 and the parties have entered into a managing general underwriter agreement where the State Farm Classic+ policy will be offered, through State Farm Classic Insurance Company, a new wholly owned subsidiary of State Farm. The State Farm Classic+ policy will be available to new and existing customers through their State Farm agents. The State Farm Classic+ policy is expected to be available in most states in 2023. Hagerty Insurance Agency, LLC would be paid commissions under the managing general underwriter agreement and ancillary agreements for servicing the State Farm Classic+ policies along with the opportunity for fee revenue for Hagerty Driver’s Club, LLC connected with our membership products and services that, in addition to the State Farm Classic+ policy, are made available to State Farm customers.

Markel Alliance Agreement and Reinsurance Agreement

We are a party to a number of agreements with Markel, which prior to the Business Combination owned 25% of the equity of Hagerty and following the Closing became a related person as a result of its director designation rights and stock ownership in connection with the Business Combination. Pursuant to the terms of the Fourth Amended and Restated Master Alliance Agreement, dated as of December 8, 2021, between us and Markel, we entered into a business relationship with Markel (the “Alliance”) involving the marketing, production, underwriting, selling and administration of personal property and casualty insurance for classic and collector motor vehicles and other automotive collectibles within the U.S. In connection with the Alliance, the parties, or certain of their subsidiaries, have entered into an agency agreement, a claims services agreement and a claims management agreement pursuant to which we, or certain of our subsidiaries, provide claims management services and agency services to Essentia Insurance Company, a Missouri-domiciled insurance company owned by Markel (“Essentia”). We have agreed pursuant to the Alliance that all insurance policies produced by us and our subsidiaries in the U.S. will be underwritten by Essentia unless Markel consents otherwise. Further, pursuant to a quota share reinsurance agreement between Hagerty Re and Evanston Insurance Company, an Illinois-domiciled insurance company owned by Markel (“Evanston”), in exchange for a fee, Evanston retrocedes to Hagerty Re a quota share of certain liabilities that it reinsures for Essentia. In 2021, Hagerty Re entered into a reinsurance agreement with Markel International Insurance Company Limited to reinsure classic auto risks produced by Hagerty’s U.K. MGA. Markel International Insurance Company Limited is a subsidiary of Markel. During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, Hagerty received approximately $334,794,000, $521,226,000 and $430,145,000, respectively, from Markel in consideration for these services.

Employment of Soon Hagerty

Soon Hagerty, the wife of McKeel O. Hagerty, our CEO, serves as Senior Vice President of Brand of Hagerty. During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, Ms. Hagerty earned approximately $189,190, $301,276 and $345,812, respectively, in total compensation from Hagerty.

Tammy Hagerty

Tammy Hagerty, the sister of McKeel O. Hagerty, our CEO, served on the board of directors of Hagerty prior to the Business Combination. During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, Ms. Hagerty earned approximately $168,755, $100,000 and $115,000, respectively, in total compensation from Hagerty.

Louise Hagerty

Louise Hagerty, the mother of McKeel O. Hagerty, our CEO, is paid a founder’s stipend per the Founder’s Agreement. During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, Ms. Hagerty was paid approximately $194,976, $175,026 and $183,440, respectively, from Hagerty and is due to receive $192,259 in 2022.

Employment of Daria Smith

Daria Chernysheva, the wife of Kelly Smith, Hagerty’s Chief Strategy Officer, serves as a consultant to Hagerty under contract through her company Vavara, LLC. As of December 31, 2021, Mr. Smith and Ms. Chernysheva co-owned Vavara, LLC. Vavara, LLC supports the ongoing product design and development of various Hagerty initiatives under a Master Services Agreement dated October 2020 and the most recent statement of work executed dated July 2021 which has been renewed for 2022. During the years ended December 31, 2020 and December 31, 2021, Hagerty paid Vavara, LLC approximately $14,144 and $180,285, respectively.

Use of Hagerty Family Aircraft

Executives of Hagerty have used an aircraft jointly owned indirectly by McKeel O. Hagerty, our CEO, and Tammy Hagerty, Mr. Hagerty’s sister and beneficial owner of more than 5% of Hagerty’s equity securities, for business purposes. During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, Hagerty paid the manager of the aircraft $0, $633,866, and $814,803 respectively, which after the manager deducted its fees and expenses, was paid to the owners for use of the aircraft.

Board Advisor Agreement with Matthew Becker

Under the Investor Rights Agreement, HHC, the beneficial owner of more than 5% of our equity securities, has the right to nominate two directors to the Board, or in lieu of a designated nominee HHC may appoint an advisor to the Board. In conjunction with the Business Combination, HHC appointed McKeel O. Hagerty to the Board and Matthew Becker, as an advisor to the Board. The Company entered into a board advisor agreement with Mr. Becker. The agreement provides that Mr. Becker may observe Board meetings at the request of the Chairman; attend one annual full-day meeting of the Board; and provide advice regarding Company operations as requested by the Board and management on an as-needed basis. Mr. Becker does not have a vote on any matter presented at any Board or committee meeting; he shall not have any authority to act as an agent of the Company nor of the Board; and he shall not be requested to make any management decisions or owe any fiduciary duties to the Company or the Board. Under the agreement, for the year ended December 31, 2021, Mr. Becker’s company was paid $20,833, and for 2022 it will be paid $175,000 for his services.

Broad Arrow Group Joint Venture

In January 2022, we entered into a joint venture with Broad Arrow Group, Inc. (“Broad Arrow”), pursuant to which Hagerty invested $15.25 million in exchange for ownership of approximately 40% of Broad Arrow. Our President of Marketplace, Kenneth Ahn, is the chief executive officer of Broad Arrow. The joint venture between Broad Arrow and Hagerty enhanced our portfolio of automotive-focused offerings for car enthusiasts under Hagerty Marketplace by offering new services for the buying and selling of collector cars.

Policies and Procedures for Related Person Transactions

The Board has adopted a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our nominating and governance committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our nominating and governance committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our nominating and governance committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s or a director nominee’s independence in the event the related person is a director or director nominee or an immediate family member of the director or director nominee;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The nominating and governance committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the nominating and governance committee determines in good faith.

In addition, under our code of conduct, our employees, officers, directors and director nominees will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described above were entered into prior to the adoption of our written related party transactions policy, but all were approved by the Board or management considering similar factors to those described above.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 25, 2022 by:

•	each person who is known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of any class of our common stock;

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock.

In computing the number of shares of our common stock beneficially owned by a party and the percentage ownership of that party as disclosed in the table below we have based these figures on 82,452,214 shares of our Class A Common Stock and 251,033,906 shares of our Class V Common Stock issued and outstanding as of March 25, 2022, and we have included only shares of Class A Common Stock, Class V Common Stock, and warrants exercisable within 60 days owned by each party listed. Accordingly, we have excluded our Private Placement Warrants and our OTM Warrants because these warrants are not exercisable within 60 days.

Name of Beneficial Owners(1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
5% Stockholders:
Hagerty Holding Corp.(2)(3)	176,033,906	52.8%
Markel Corporation(3)(4)	78,540,000	23.5%
State Farm Mutual Automobile Insurance Company(3)(5)	59,000,000	17.2%
Directors and Named Executive Officers:
McKeel O. Hagerty(6)	50,978,823	15.3%
Frederick J. Turcotte	—	—
Kelly Smith	—	—
Michael E. Angelina	—	—
F. Michael Crowley	—	—
Laurie L. Harris	—	—
Robert I. Kauffman(7)	7,350,000	2.2%
Sabrina Kay	—	—
Mika Salmi	—	—
William H. Swanson(8)	472,000	*
Michael L. Tipsord	—	—
All directors and executive officers as a group (16 individuals)	58,800,823	17.6%

*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Hagerty, Inc., 121 Drivers Edge, Traverse City, MI 49684.

(2)

Consists of 176,033,906 shares of Class V Common Stock and an equal number of Hagerty Group Units issued to HHC in the Business Combination. A share of Class V Common Stock and a single Hagerty Group Unit are exchangeable into shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement. HHC is owned by members of the Hagerty family, including McKeel O. Hagerty, Hagerty’s Chief Executive Officer, Tammy Hagerty, the sister of McKeel O. Hagerty, and the Kim Hagerty Revocable Trust, a trust for the benefit of Kim Hagerty’s estate. The shareholders of HHC have the authority over the disposition and voting of the shares of Class V Common Stock held by HHC. Each of McKeel O. Hagerty, Tammy Hagerty and The Goldman Sachs Trust Company, N.A., as the trustee for the Kim Hagerty Revocable Trust, have voting power on matters submitted to the shareholders of HHC, and except in limited circumstances, decisions to vote or dispose of the shares of Class A Common Stock will be made by a majority vote of the three voting shareholders. In addition, following the date that is three years after the closing of the Business Combination, any of McKeel O. Hagerty, Tammy Hagerty or the Kim Hagerty Revocable Trust may require HHC to exchange Class V Common Stock and Hagerty Group Units for Class A Common Stock in an amount up to 2% of the fully-diluted outstanding shares of Class A Common Stock then outstanding; provided, that, in no event shall HHC be required to exchange such interests if, prior to the 15th anniversary of the closing of the Business Combination, as a result of the exchange, HHC would cease to hold at least 55% of the voting power of Hagerty. Also, in the event that either of McKeel O. Hagerty or Tammy Hagerty dies, the estate of the deceased HHC shareholder may cause HHC to exchange Class V Common Stock and Hagerty Group Units in an amount necessary to cover the estate obligations of the deceased stockholder’s estate after taking into account certain other resources available to the estate, including the amount of any life insurance proceeds received by the estate. As a result of these rights and the relative ownership of each of the three principal shareholders of HHC, McKeel O. Hagerty may be deemed to be the beneficial owner of 50,978,823 shares of Class A Common Stock, the Kim Hagerty Revocable Trust may be deemed to be the beneficial owner of 44,439,894 shares of Class A Common Stock, and Tammy Hagerty may be deemed to be the beneficial owner of 57,889,514 shares of Class A Common Stock. HHC’s principal business address is 121 Drivers Edge, Traverse City, MI 49684.

(3)

The Company, HHC, Markel and State Farm are parties to an Investor Rights Agreement, dated August 17, 2021 and effective at the closing of the Business Combination. Pursuant to the Investor Rights Agreement, among other things: (a) HHC has the right to nominate (1) two directors for election by the stockholders of the Company for so long as HHC and its permitted transferees hold 50% of the common stock of the Company that it owned as of the closing of the Business Combination and (2) one director for election by the stockholders of the Company for so long as HHC and its permitted transferees hold 25% of the common stock of the Company that it owned as of the closing of the Business Combination; (b) Markel has the right to nominate one director for election by the stockholders of the Company for so long as Markel and its permitted transferees hold 50% of the common stock of the Company that it owned as of the closing of the Business Combination; and (c) State Farm has the right to nominate one director for election by the stockholders of the Company for so long as State Farm and its permitted transferees hold 50% of the common stock of the Company that it owned as of the closing of the Business Combination. Each of HHC, Markel and State Farm agreed to vote its shares of common stock in the Company in support of the director nominees submitted pursuant to the Investor Rights Agreement and against certain other actions that are contrary to the rights in the Investor Rights Agreement. By virtue of the voting agreement under the Investor Rights Agreement, each of HHC, Markel and State Farm may be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. Each of HHC, Markel and State Farm has expressly disclaimed beneficial ownership of any shares of Class A Common Stock or other securities of the Company held by the other parties that are subject to the voting agreement under the Investor Rights Agreement.

(4)

Consists of (i) 75,000,000 shares of Class V Common Stock and an equal number of Hagerty Group Units issued to Markel Corporation in the Business Combination, (ii) 3,000,000 shares of Class A Common Stock purchased as part of the PIPE Financing, and (iii) 540,000 shares of Class A Common Stock which can be acquired upon the exercise of PIPE Warrants. A share of Class V Common Stock and a single Hagerty Group Unit are exchangeable into shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement. Markel’s principal business address is 4521 Highwoods Parkway, Glen Allen, VA 23060.

(5)

Consists of 50,000,000 shares of Class A Common Stock purchased in the PIPE Financing and 9,000,000 shares of Class A Common Stock which can be acquired upon the exercise of PIPE Warrants. State Farm’s principal business address is One State Farm Plaza, Bloomington, IL 61710.

(6)

As a result of his ownership interest in HHC and certain governance rights at HHC, Mr. Hagerty may be deemed to be the beneficial owner of 50,978,823 shares of Class A Common Stock. See footnote 2 above.

(7)

Consists of (i) 25,000 shares of Class A Common Stock held by Robert I. Kauffman, (ii) 515,000 shares of Class A Common Stock held directly by Aldel Investors LLC, purchased as part of the private placement in connection with the Aldel IPO, (iii) 2,200,000 shares of Class A Common Stock held by Aldel Investors LLC which were converted from Aldel’s Class B common stock on a one-for-one basis in connection with the Business Combination, (iv) 1,500,000 shares of Class A Common Stock held directly by Aldel LLC, purchased in connection with the Aldel IPO, (v) 2,000,000 shares of Class A Common Stock purchased as part of the PIPE Financing by Aldel LLC, (vi) 360,000 shares of Class A Common Stock which can be acquired upon the exercise of PIPE Warrants held by Aldel LLC and (vii) 750,000 shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants held by Aldel LLC. Mr. Kauffman’s total excludes (i) 257,500 shares of Class A Common Stock which can be acquired upon the exercise of Private Placement Warrants held by Aldel Investors LLC and (ii) 650,000 shares of Class A Common Stock which can be acquired upon the exercise of OTM Warrants held by Aldel Investors LLC. The PIPE Warrants became exercisable 30 days following the Closing and the Public Warrants become exercisable on April 12, 2022. Pursuant to the Sponsor Warrant Lock-Up Agreement, the Private Placement Warrants are not exercisable until the date on which the volume weighted average trading price of the Class A Common Stock exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 12 months after the Business Combination, and the OTM Warrants are not exercisable until the date on which the volume weighted average trading price of the common stock of the Class A Common Stock exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 12 months after the Business Combination. Mr. Kauffman is the managing member of Aldel LLC and the manager of Aldel Investors LLC and has voting and investment power over the shares of Class A Common Stock held by Aldel LLC and Aldel Investors LLC.

(8)

Consists of 400,000 shares of Class A Common Stock purchased in the PIPE Financing and 72,000 shares of Class A Common Stock which can be acquired upon the exercise of PIPE Warrants held by the William and Cheryl Swanson Revocable Trust UTD 9/28/2000. Mr. Swanson has sole voting and dispositive power over the securities held by the trust.

SELLING SECURITYHOLDERS

The Selling Securityholders listed in the table below may from time to time offer and sell any or all of the shares of Class A Common Stock or Warrants set forth below pursuant to this prospectus. When we refer to the “Selling Securityholders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Selling Securityholders’ interest in the shares of Class A Common Stock of Warrants after the date of this prospectus.

Our registration of the shares of Class A Common Stock and Warrants does not necessarily mean that the Selling Securityholders will sell all or any of such securities. In particular, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Securityholders, including regarding the identity of, and the securities held by, each Selling Securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under agreements between us and the Selling Securityholders, described elsewhere in this prospectus. These agreements obligate us to file one or more registration statements to register the resales of securities by the Selling Securityholders. Other than as described below or elsewhere in this prospectus, none of the selling securityholders has any material relationship with us or any of our predecessors or affiliates.

The following table sets forth certain information provided by or on behalf of the Selling Securityholders as of December 13, 2021 concerning the Class A Common Stock and Warrants that may be offered from time to time by each Selling Securityholder with this prospectus. The securities beneficially owned after the offering assumes that each Selling Securityholder will have sold all securities offered hereby. A Selling Securityholder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

Name of the Selling Securityholder	Before the Offering		Offered Hereby		After the Offering
	Class A Common Stock	Warrants(1)	Class A Common Stock	Warrants	Class A Common Stock	Percentage	Warrants	Percentage
PIPE Investors
State Farm Mutual Automobile Insurance Company(2)(3)	59,000,000	9,000,000	59,000,000	9,000,000	—	—	—	—
Markel Corporation(3)(4)	78,540,000	540,000	78,540,000	540,000	—	—	—	—
Wasatch Ultra Growth Fund (CRONUS & CO. f/b/o Wasatch Ultra Growth Fund)(5)	2,950,000	450,000	2,950,000	450,000	—	—	—	—
Wasatch Core Growth Fund (CONE & CO. f/b/o Wasatch Core Growth Fund)(6)	3,540,000	540,000	3,540,000	540,000	—	—	—	—
T. Rowe Price Small-Cap Value Fund, Inc.(7)	1,686,560	257,272	1,686,560	257,272	—	—	—	—
T. Rowe Price U.S. Small-Cap Value Equity Trust(8)	625,157	95,363	625,157	95,363	—	—	—	—
T. Rowe Price U.S. Equities Trust(9)	28,351	4,325	28,351	4,325	—	—	—	—
MassMutual Select Funds - MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund(10	19,932	3,040	19,932	3,040	—	—	—	—
Financial Opportunity Fund LLC(11)	354,000	54,000	354,000	54,000	—	—	—	—
Aldel LLC(12)	4,610,000	360,000	2,360,000	360,000	2,250,000	*	—	—
Jonathan Ashley(13)	147,500	22,500	147,500	22,500	—	—	—	—
James Blakemore and Grace Hackmeier(14)	118,000	18,000	118,000	18,000	—	—	—	—
Lawrence A. Bowman Exempt Descendants’ Trust(15)	118,000	18,000	118,000	18,000	—	—	—	—

Name of the Selling Securityholder	Before the Offering		Offered Hereby		After the Offering
	Class A Common Stock	Warrants(1)	Class A Common Stock	Warrants	Class A Common Stock	Percentage	Warrants	Percentage
Lawrence A. Bowman Revocable Trust(16)	118,000	18,000	118,000	18,000	—	—	—	—
Zak Brown(17)	59,000	9,000	59,000	9,000	—	—	—	—
William E. Connor II Living Trust(18)	236,000	36,000	236,000	36,000	—	—	—	—
Feiber-Buhr Family Trust(19)	118,000	18,000	118,000	18,000	—	—	—	—
LMH Family Insurance Partnership(20)	1,180,000	180,000	1,180,000	180,000	—	—	—	—
Irvin R. Kessler(21)	236,000	36,000	236,000	36,000	—	—	—	—
Apex Foundation(22)	354,000	54,000	354,000	54,000	—	—	—	—
Ryan R Porter (23)	59,000	9,000	59,000	9,000	—	—	—	—
PC Investments LLC(24)	354,000	54,000	354,000	54,000	—	—	—	—
RRRR Investments LLC(25)	236,000	36,000	236,000	36,000	—	—	—	—
Craig McWilliam(26)	59,000	9,000	59,000	9,000	—	—	—	—
Moglia Family Foundation(27)	47,200	7,200	47,200	7,200	—	—	—	—
Moglia Capital LLC(28)	47,200	7,200	47,200	7,200	—	—	—	—
Moglia Trust 2(29)	23,600	3,600	23,600	3,600	—	—	—	—
Charles Eugene Nearburg (30)	642,500	45,000	320,000	45,000	322,500	*	—	—
O’Neill Trust, Dated April 10, 1996(31)	59,000	9,000	59,000	9,000	—	—	—	—
Andrew Pisker(32)	118,000	18,000	118,000	18,000	—	—	—	—
Trousdale Sarosphere, LLC(33)	826,000	126,000	826,000	126,000	—	—	—	—
ESS Investments Two LLC(34)	129,800	19,800	129,800	19,800	—	—	—	—
Project GTO LLC(35)	2,360,000	360,000	2,360,000	360,000	—	—	—	—
William and Cheryl Swanson Revocable Trust UTD 9/28/2000(36)	472,000	72,000	472,000	72,000	—	—	—	—
Lake Avenue Investments, LLC(37)	2,680,000	180,000	1,180,000	180,000	1,500,000	*	—	—
Directors and Executive Officers
Robert I. Kauffman(39)	8,257,500	1,267,500	25,000	—	8,232,500	*	1,267,500	*
William H. Swanson(40)	472,000	72,000	—	—	472,000	*	72,000	*
Sponsor Investors
FG SPAC Partners LP(41)	1,150,000	650,000	1,150,000	650,000	—	—	—	—
Aldel Investors LLC(42)	3,622,500	907,500	3,622,500	907,500	—	—	—	—
Other Selling Securityholders
Hagerty Holding Corp.(3)(43)	176,033,906	—	176,033,906	—	—	—	—	—
Other Selling Stockholders(44)	602,750	28,750	211,250	28,750	391,500	*	—	—

*	less than 1%
(1)	Reflects ownership of the underlying shares without regard to any contractual obligations that limit exercisability.
(2)

Consists of 50,000,000 shares of Class A Common Stock purchased in the PIPE Financing and 9,000,000 of PIPE Warrants. State Farm’s principal business address is One State Farm Plaza, Bloomington, IL 61710.

(3)

The Company, HHC, Markel Corporation (“Markel”) and State Farm Mutual Automobile Insurance Company (“State Farm”) are parties to an Investor Rights Agreement, dated August 17, 2021 and effective at the closing of the Business Combination. Pursuant to the Investor Rights Agreement, among other things: (a) HHC will have the right to nominate (1) two directors for election by the stockholders of the Company for so long as HHC and its permitted transferees hold 50% of the common stock of the Company that it owns as of the closing of the Business Combination and (2) one director for election by the stockholders of the Company for so long as HHC and its permitted transferees hold 25% of the common stock of the Company that it owns as of the closing of the Business Combination; (b) Markel will have the right to nominate one director for election by the stockholders of the Company for so long as Markel and its permitted transferees hold 50% of the common stock of the Company that it owns as of the closing of the Business Combination; and (c) State Farm will have the right to nominate one director for election by the stockholders of the Company for so long as State Farm and its permitted transferees hold 50% of the common stock of the Company that it owns as of the closing of the Business Combination. Each of HHC, Markel and State Farm agreed to vote its shares of common stock in the Company in support of the director nominees submitted pursuant to the Investor Rights Agreement and against certain other actions that are contrary to the rights in the Investor Rights Agreement.

By virtue of the voting agreement under the Investor Rights Agreement, each of HHC, Markel and State Farm may be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. Each of HHC, Markel and State Farm has expressly disclaimed beneficial ownership of any shares of Class A Common Stock or other securities of the Company held by the other parties that are subject to the voting agreement under the Investor Rights Agreement.
(4)

Consists of 75,000,000 shares of Class V Common Stock and an equal number of Hagerty Group Units issued to Markel Corporation in the Business Combination, 3,000,000 shares of Class A Common Stock purchased in the PIPE Financing, and 540,000 PIPE Warrants. A share of Class V Common Stock and an Hagerty Group Unit are exchangeable into shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement. Markel’s principal business address is 4521 Highwoods Parkway, Glen Allen, VA 23060.

(5)

Consists of 2,500,000 shares of Class A Common Stock purchased in the PIPE Financing and 450,000 PIPE Warrants. John Malooly, as portfolio manager, exercises voting and investment power with respect to the securities and may be deemed to be the beneficial owner of the securities held by Cronus & Co. f/b/o Wasatch Ultra Growth Fund. Wasatch Ultra Growth Fund’s business address is 505 Wakara Way, 3rd Floor, Salt Lake City, UT 84108.

(6)

Consists of 3,000,000 shares of Class A Common Stock purchased in the PIPE Financing and 540,000 PIPE Warrants. J.B. Taylor, Paul Lambert and Mike Valentine, as portfolio managers, exercise voting and investment power with respect to the securities and may be deemed to be the beneficial owners of the securities held by Cone & Co. f/b/o Wasatch Core Growth Fund. Wasatch Core Growth Fund’s business address is 505 Wakara Way, 3rd Floor, Salt Lake City, UT 84108.

(7)

Consists of 1,429,288 shares of Class A Common Stock purchased in the PIPE Financing and 257,272 PIPE Warrants. T. Rowe Price Associates, Inc. (“T. Rowe Price “) serves as investment adviser (or subadviser, as applicable) with power to direct investments and/or sole power to vote the securities owned by the T. Rowe Price Small-Cap Value Fund, Inc. and T. Rowe Price may be deemed to be the beneficial owner of the securities held by T. Rowe Price Small-Cap Value Fund, Inc.; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Small-Cap Value Fund, Inc.’s business address is 100 East Pratt Street, Baltimore, MD 21202.

(8)

Consists of 529,794 shares of Class A Common Stock purchased in the PIPE Financing and 95,363 PIPE Warrants. T. Rowe Price serves as investment adviser (or subadviser, as applicable) with power to direct investments and/or sole power to vote the securities owned by the T. Rowe Price U.S. Small-Cap Value Equity Trust and T. Rowe Price may be deemed to be the beneficial owner over the securities held by T. Rowe Price U.S. Small-Cap Value Equity Trust; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price U.S. Small-Cap Value Equity Trust’s business address is 100 East Pratt Street, Baltimore, MD 21202.

(9)

Consists of 24,026 shares of Class A Common Stock purchased in the PIPE Financing and 4,325 PIPE Warrants. T. Rowe Price serves as investment adviser (or subadviser, as applicable) with power to direct investments and/or sole power to vote the securities owned by the T. Rowe Price U.S. Equities Trust and T. Rowe Price may be deemed to be the beneficial owner over the securities held by T. Rowe Price U.S. Equities Trust; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price U.S. Equities Trust’s business address is 100 East Pratt Street, Baltimore, MD 21202.

(10)

Consists of 16,892 shares of Class A Common Stock purchased in the PIPE Financing and 3,040 PIPE Warrants. T. Rowe Price serves as investment adviser (or subadviser, as applicable) with power to direct investments and/or sole power to vote the securities owned by MassMutual Select Funds — MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund and T. Rowe Price may be deemed to be the beneficial owner over the securities held by MassMutual Select Funds — MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. MassMutual Select Funds — MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund’s business address is 100 East Pratt Street, Baltimore, MD 21202.
(11)

Consists of 300,000 shares of Class A Common Stock purchased in the PIPE Financing and 54,000 PIPE Warrants. Martin Friedman as managing member of FJ Capital Management LLC, the managing member of Financial Opportunity Fund LLC, exercises voting and investment power with respect to the securities. Martin Friedman and FJ Capital Management may be deemed to be the beneficial owners of the securities held by Financial Opportunity Fund LLC. Financial Opportunity Fund LLC’s business address is 7901 Jones Branch Drive, Suite 210, McLean VA 22102.

(12)

Consists of (a) 2,000,000 shares of Class A Common Stock purchased in the PIPE Financing, (b) 360,000 PIPE Warrants, (c) 1,500,000 shares of Class A Common Stock purchased as part of the public units in the Aldel initial public offering, and (d) 750,000 shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants. The shares of Class A Common Stock purchased as part of the public units in the Aldel initial public offering and the shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants are not being registered for resale hereunder. Robert I. Kauffman is the managing member of Aldel LLC and has voting and investment power over the shares of Class A Common Stock held by Aldel LLC. Aldel LLC’s business address is 5223-A Lakeview Road Charlotte, NC 28269.

(13)	Consists of 125,000 shares of Class A Common Stock purchased in the PIPE Financing and 22,500 PIPE Warrants.
(14)	Consists of 100,000 shares of Class A Common Stock purchased in the PIPE Financing and 18,000 PIPE Warrants.
(15)

Consists of 100,000 shares of Class A Common Stock purchased in the PIPE Financing and 18,000 PIPE Warrants. Lawrence A. Bowman, as trustee of the Lawrence A. Bowman Exempt Descendants’ Trust, has sole voting and dispositive investment power over the securities held by it.

(16)

Consists of 100,000 shares of Class A Common Stock purchased in the PIPE Financing and 18,000 PIPE Warrants. Lawrence A. Bowman, as trustee of the Lawrence A. Bowman Revocable Trust, has sole voting and dispositive investment power over the securities held by it.

(17)	Consists of 50,000 shares of Class A Common Stock purchased in the PIPE Financing and 9,000 PIPE Warrants.
(18)

Consists of 200,000 shares of Class A Common Stock purchased in the PIPE Financing and 36,000 PIPE Warrants. William E. Connor II, as trustee of the William E. Connor II Living Trust, has sole voting and dispositive investment power over the securities held by it.

(19)

Consists of 100,000 shares of Class A Common Stock purchased in the PIPE Financing and 18,000 PIPE Warrants. Jonathan Feiber and Heather Buhr, as trustees of the Feiber-Buhr Family Trust, have sole voting and dispositive investment power over the securities held by it.

(20)

Consists of 1,000,000 shares of Class A Common Stock purchased in the PIPE Financing and 180,000 PIPE Warrants. Robert C. Rice, as trustee, has sole voting and dispositive investment power with respect to the securities.

(21)	Consists of 200,000 shares of Class A Common Stock purchased in the PIPE Financing and 36,000 PIPE Warrants.
(22)

Consists of 300,000 shares of Class A Common Stock purchased in the PIPE Financing and 54,000 PIPE Warrants. Ryan Porter, as Treasurer of Apex Foundation, exercises sole voting and dispositive investment power with respect to the securities and may be deemed to be the beneficial owner of the securities held by Apex Foundation.

(23)

Consists of 50,000 shares of Class A Common Stock purchased in the PIPE Financing and 9,000 PIPE Warrants held by the Ryan R. Porter Roth IRA. Ryan Porter has sole voting and investment power with respect to the securities and may be deemed to be the beneficial owner of the securities held by the Ryan R Porter Roth IRA.

(24)

Consists of 300,000 shares of Class A Common Stock purchased in the PIPE Financing and 54,000 PIPE Warrants. Ryan Porter, as Manager of PC Investments LLC, exercises voting and investment power with respect to the securities and may be deemed to be the beneficial owner of the securities held by PC Investments LLC. PC Investments LLC’s business address is One 100th Ave NE, Bellevue, WA 98004.

(25)	Consists of 200,000 shares of Class A Common Stock purchased in the PIPE Financing and 36,000 PIPE Warrants.
(26)	Consists of 50,000 shares of Class A Common Stock purchased in the PIPE Financing and 9,000 PIPE Warrants.
(27)

Consists of 40,000 shares of Class A Common Stock purchased in the PIPE Financing and 7,200 PIPE Warrants. Joseph H. Moglia, as trusee of Moglia Family Foundation exercises voting and investment power with respect to the securities and may be deemed to be the beneficial owners of the securities held by Moglia Family Foundation. Moglia Family Foundation’s business address is 505 Cornhusker Road, Suite 105 #393, Bellevue, NE 68005.

(28)

Consists of 40,000 shares of Class A Common Stock purchased in the PIPE Financing and 7,200 PIPE Warrants. Joseph H. Moglia, as managing member exercises voting and investment power with respect to the securities and may be deemed to be the beneficial owners of the securities held by Moglia Capital LLC. Moglia Capital LLC’s business address is 505 Cornhusker Road, Suite 105 #393, Bellevue, NE 68005.

(29)

Consists of 20,000 shares of Class A Common Stock purchased in the PIPE Financing and 3,600 PIPE Warrants. Robert C. Weeks, as trustee of Moglia Trust 2 exercises voting and investment power with respect to the securities and may be deemed to be the beneficial owners of the securities held by Moglia Trust 2. Moglia Trust 2’s business address is 505 Cornhusker Road, Suite 105 #393, Bellevue, NE 68005.

(30)

Consists of (a) 250,000 shares of Class A Common Stock purchased in the PIPE Financing, (b) 215,000 shares of Class A Common Stock purchased as part of the public units in the Aldel initial public offering, (c) 107,500 shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants, (d) 25,000 shares of Class A Common Stock issued upon conversion of Founder Shares, and (e) 45,000 PIPE Warrants. The shares of Class A Common Stock purchased as part of the public units in the Aldel initial public offering and the shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants are not being registered for resale hereunder.

(31)

Consists of 50,000 shares of Class A Common Stock purchased in the PIPE Financing and 9,000 PIPE Warrants. Jeffrey O’Neill and Darice O’Neill, as trustees of the O’Neill Trust, Dated April 10, 1996 exercise voting and investment power with respect to the securities and may be deemed to be the beneficial owners of the securities held by O’Neill Trust, Dated April 10, 1996.

(32)	Consists of 100,000 shares of Class A Common Stock purchased in the PIPE Financing and 18,000 PIPE Warrants.
(33)

Consists of 700,000 shares of Class A Common Stock purchased in the PIPE Financing and 126,000 PIPE Warrants. Philip Sarofim, the sole member of Trousdale Ventures, LLC, the managing member of Trousdale Sarosphere, LLC exercise voting and investment power with respect to the securities and may be deemed to be the beneficial owners of the securities held by Trousdale Sarosphere, LLC. Trousdale Sarosphere, LLC’s business address is PO Box 52830, Houston, TX 77010.

(34)

Consists of 110,000 shares of Class A Common Stock purchased in the PIPE Financing and 19,800 PIPE Warrants. Erickson Shirley, as Manager of ESS Investments Two LLC, exercises sole voting and investment power with respect to the securities. ESS Investments Two LLC’s business address is P.O. Box 685, Medina, WA, 98039.

(35)

Consists of 2,000,000 shares of Class A Common Stock purchased in the PIPE Financing and 360,000 PIPE Warrants. John Stafford III, as the sole owner of Project GTO LLC, exercises sole voting and investment power with respect to the securities. Project GTO LLC’s business address is 5758 W. Fillmore Street, Chicago, IL 60644.

(36)

Consists of 400,000 shares of Class A Common Stock purchased in the PIPE Financing and 72,000 shares PIPE Warrants. William H. Swanson and Cheryl K. Swanson are the trustees of the William and Cheryl Swanson Revocable Trust UTD 9/28/2000. William H. Swanson has sole voting and dispositive power over the securities held by it.

(37)

Consists of (a) 1,000,000 shares of Class A Common Stock purchased in the PIPE Financing, (b) 1,000,000 shares of Class A Common Stock purchased as part of the public units in the Aldel initial public offering, (c) 500,000 shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants, and (d) 180,000 PIPE Warrants. The shares of Class A Common Stock purchased as part of the public units in the Aldel initial public offering and the shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants are not being registered for resale hereunder. S. Robson Walton exercises sole investment power with respect to the securities and may be deemed to be the beneficial owner of the securities held by Lake Avenue Investments, LLC. Lake Avenue Investments, LLC’s business address is One Riverfront Place, 8th floor, North Little Rock, AR, 72114.
(38)

As a result of his ownership interest in HHC and certain governance rights at HHC, Mr. Hagerty may be deemed to be the beneficial owner of 50,978,823 shares of Class A Common Stock. See footnote 64 below.

(39)

Consists of (i) 25,000 shares of Class A Common Stock held by Mr. Kauffman upon conversion of Founder Shares, (ii) 515,000 shares of Class A Common Stock held directly by Aldel Investors LLC, (iii) 2,200,000 shares of Class A Common Stock held by Aldel Investors LLC, (iv) 1,500,000 shares of Class A Common Stock held directly by Aldel LLC, (v) 750,000 shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants, (vi) 2,000,000 shares of Class A Common Stock purchased in the PIPE Financing by Aldel LLC, (vii) 360,000 PIPE Warrants held by Aldel LLC, (viii) 257,500 held by Aldel Investors LLC and (ix) 650,000 OTM Warrants held by Aldel Investors LLC. Mr. Kauffman is the managing member of Aldel LLC and the manager of Aldel Investors LLC and has voting and investment power over the shares of Class A Common Stock held by Aldel LLC and Aldel Investors LLC. Only the shares of Class A Common Stock held directly by Mr. Kauffman are shown as being offered for resale by Mr. Kauffman. The shares of Class A Common Stock purchased by Aldel LLC as part of the public units in the Aldel initial public offering and the shares of Class A Common Stock which can be acquired upon the exercise of Public Warrants are not being registered for resale hereunder.

(40)

Consists of 400,000 shares of Class A Common Stock purchased in the PIPE Financing and 72,000 PIPE Warrants held by the William and Cheryl Swanson Revocable Trust UTD 9/28/2000. William H. Swanson has sole voting and dispositive power over the securities held by the trust. The shares and warrants are separately listed for resale by William and Cheryl Swanson Revocable Trust UTD 9/28/2000.

(41)

Consists of (i) 500,000 shares of Class A Common Stock, and (ii) 650,000 OTM Warrants. FG SPAC Partners GP, LLC is the general partner of FG SPAC Partners LP. Larry G. Swets, Jr., as CEO of FG Financial Group, Inc. which is the sole manager of FG SPAC Partners GP, LLC, exercises voting power with respect to the securities held by FG SPAC Partners LP.

(42)

Consists (a) 515,000 shares of Class A Common Stock purchased in the private placement of units by Aldel, (b) 257,500 Private Placement Warrants Warrants, (c) 650,000 OTM Warrants, and (d) 2,200,000 shares of Class A Common Stock issued upon conversion of Founder Shares. Robert I. Kauffman, as the sole Manager of Aldel Investors LLC, exercises sole voting and investment power with respect to the securities.

(43)

Consists of 176,033,906 shares of Class V Common Stock and an equal number of Hagerty Group Units issued to HHC in the Business Combination. A share of Class V Common Stock and a unit of Hagerty Group are exchangeable into shares of Class A Common Stock on one-for-one basis pursuant to the Exchange Agreement. HHC is owned by members of the Hagerty family, including McKeel O. Hagerty, Hagerty’s Chief Executive Officer, Tammy Hagerty, the sister of McKeel O. Hagerty, and the Kim Hagerty Revocable Trust, a trust for the benefit of Kim Hagerty’s estate. The shareholders of HHC have the authority over the disposition and voting of the shares of Class V Common Stock held by HHC. Each of McKeel O. Hagerty, Tammy Hagerty and The Goldman Sachs Trust Company, N.A., as the trustee for the Kim Hagerty Revocable Trust, have voting power on matters submitted to the shareholders of HHC, and except in limited circumstances, decisions to vote or dispose of the shares of Class A Common Stock will be made by a majority vote of the three voting shareholders. In addition, following the date that is three years after the closing of the Business Combination, any of McKeel O. Hagerty, Tammy Hagerty or the Kim Hagerty Revocable Trust may require HHC to exchange Class V Common Stock and Hagerty Group Units for Class A Common Stock in an amount up to 2% of the fully-diluted outstanding shares of Class A Common Stock then outstanding; provided, that, in no event shall HHC be required to exchange such interests if, prior to the 15th anniversary of the closing of the Business Combination, as a result of the exchange, HHC would cease to hold at least 55% of the voting power of Hagerty. Also, in the event that either of McKeel O. Hagerty or Tammy Hagerty dies, the estate of the deceased HHC shareholder may cause HHC to exchange Class V Common Stock and Hagerty Group Units in an amount necessary to cover the estate obligations of the deceased stockholder’s estate after taking into account certain other resources available to the estate, including the amount of any life insurance proceeds received by the estate. As a result of these rights and the relative ownership of each of the three principal shareholders of HHC, McKeel O. Hagerty may be deemed to be the beneficial owner of 50,978,823 shares of Class A Common Stock, the Kim Hagerty Revocable Trust may be deemed to be the beneficial owner of 44,439,894 shares of Class A Common Stock, and Tammy Hagerty may be deemed to be the beneficial owner of 57,889,514 shares of Class A Common Stock. HHC’s principal business address is 121 Drivers Edge, Traverse City, MI 49684.
(44)	Consists of selling stockholders not otherwise listed in this table who collectively beneficially own less than 1% of our outstanding common stock.

DESCRIPTION OF SECURITIES

The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Amended and Restated Charter. We urge you to read the Amended and Restated Charter in its entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

The Amended and Restated Charter provides that the total number of authorized shares of all classes of capital stock is 820,000,000 shares, consisting of the below described classes, including 500,000,000 shares of Class A Common Stock, par value $0.0001 per share, 300,000,000 shares of Class V Common Stock, par value $0.0001 per share and 20,000,000 shares of Preferred Stock, par value $0.0001 per share.

As of March 25, 2022, there are approximately 82,452,214 shares of our Class A Common Stock shares of Class A Common Stock, approximately 251,033,906 shares of Class V Common Stock and no shares of Preferred Stock outstanding.

Common Stock

The holders of Class A Common Stock are entitled to 1 vote for each such share. The holders of Class V Common Stock are entitled to 10 votes for each such share until the earlier of (1) the date on which such share of Class V Common Stock is transferred other than pursuant to a Qualified Transfer (as defined in the Amended and Restated Charter) or (2) the date that is 15 years from the effective date of the Amended and Restated Charter. The holders of shares of Common Stock do not have cumulative voting rights.

The holders of shares of Class A Common Stock are entitled to receive such dividends and other distributions as declared by the Board, equally on a per share basis. The holders of Class V Common Stock are not entitled to receive dividends.

Our Amended and Restated Charter does not provide preemptive rights to any holder of our Common Stock. However, each of HHC, Markel and State Farm has contractual preemptive rights as set forth in the Investor Rights Agreement.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and subject to the rights of the holders of shares of Preferred Stock in respect thereof, the holders of shares of Class A Common Stock will be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock held by them. The holders of shares of Class V Common Stock, as such, will not be entitled to receive any assets of the Company in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Preferred Stock

The Amended and Restated Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series.

Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on April 12, 2022.

Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A Common Stock. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

The Public Warrants will expire at 5:00 PM, New York City time, on December 1, 2026 or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to us.

We will not redeem the warrants for cash unless an effective registration statement under the Securities Act covering the Class A Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If our shares of Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

•

if, and only if, the closing price of our Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A Common Stock and equity-linked securities for capital raising purposes in connection with the closing the Business Combination as described elsewhere in this prospectus) for any 20 trading days within a 30- trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants; however, such redemption may occur at a time when the redeemable warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding.

In the event we determine to redeem the public warrants, holders of redeemable warrants will be notified of such redemption as described in our warrant agreement. Specifically, in the event that we elect to redeem all of the redeemable warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via posting of the redemption notice to DTC.

If we call the warrants for redemption as described above, we will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” we will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A Common Stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A Common Stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

If we take advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A Common Stock is increased by a share capitalization payable in shares of Class A Common Stock, or by a split-up of Class A Common Stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of Common Stock entitling holders to purchase Class A Common Stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) multiplied by (ii) 1 minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering and divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a proposed initial business combination, or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding shares of Class A Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Class A Common Stock (other than those described above or that solely affects the par value of such Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

Private Placement Warrants

Except as described in this section, the Private Placement Warrants have terms and provisions that are identical to the Public Warrants. The Private Placement Warrants (including the Class A Common Stock issuable upon exercise of the Private Placement Warrants) became transferable, assignable or salable on January 1, 2022 (except, in certain limited exceptions) to our officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by us so long as they are held by the initial purchasers or their permitted transferees. Each Private Placement Warrant will be exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments, commencing on December 2, 2022, and subject to additional vesting requirements. The Private Placement Warrants may be exercised only for a whole number of shares of Class A Common Stock. The initial purchasers, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees. If the Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by us for cash and exercisable by the holders on the same basis as the Public Warrants. The Private Placement Warrants expire on December 1, 2026.

If holders of the Private Placement Warrants elect to exercise the Private Placement Warrants on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A Common Stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

OTM Warrants

Except as described in this section, the OTM Warrants have terms and provisions that are identical to the Public Warrants. Each OTM Warrant will be exercisable for one share of Class A Common Stock at a price of $15.00 per share, subject to adjustments, commencing on December 2, 2022, and subject to additional vesting requirements. The OTM Warrants are non-redeemable, and may be exercised on a cashless basis so long as they continue to be held by the initial purchasers or their permitted transferees. The OTM Warrants expire on December 1, 2031.

If holders of the OTM Warrants elect to exercise the OTM Warrants on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A Common Stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Underwriter Warrants

Except as described in this section, the Underwriter Warrants have terms and provisions that are identical to the Public Warrants. Each Underwriter Warrant will be exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments, commencing on April 12, 2022. The Underwriter Warrants may be exercised only for a whole number of shares of Class A Common Stock. The Underwriter Warrants are entitled to registration rights and for so long as they are held by the underwriters, will not be exercisable more than five years from April 8, 2021 in accordance with FINRA Rule 5110(g)(8)(A). If the Underwriter Warrants are held by holders other than the initial purchasers or their permitted transferees, the Underwriter Warrants will be redeemable by us for cash and exercisable by the holders on the same basis as the Public Warrants. The Underwriter Warrants expire on December 1, 2026.

If holders of the Underwriter Warrants elect to exercise the Underwriter Warrants on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A Common Stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

PIPE Warrants

Except as described in this section, the PIPE Warrants have terms and provisions that are identical to the Public Warrants. Each PIPE Warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments, commencing on January 1, 2022. The PIPE Warrants may be exercised on a cashless basis. The PIPE Warrants expire on December 1, 2026.

If holders of the PIPE Warrants elect to exercise the PIPE Warrants on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A Common Stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Sponsor Warrant Lock-up Agreement

In connection with the completion of the business combination on December 2, 2021, the Sponsor and FGSP entered into the Sponsor Warrant Lock-Up Agreement with the Company, pursuant to which the Sponsor and FGSP agreed as described below with respect to (i) the Private Placement Warrants and (ii) the OTM Warrants held by them. Pursuant to the Sponsor Warrant Lock-Up Agreement:

•

the Private Placement Warrants are not exercisable until the date on which the volume weighted average trading price of the Class A Common Stock exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 12 months after the Business Combination;

•

the OTM Warrants are not exercisable until the date on which the volume weighted average trading price of the Class A Common Stock exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 12 months after the Business Combination; and

•

prior to being exercisable, the Sponsor may transfer the Private Placement Warrants and the OTM Warrants, subject to any requirements set forth in the purchase agreements related to the purchase of the Private Placement Warrants and OTM Warrants, provided that such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the Sponsor Warrant Lock-up Agreement.

Dividends

We have not paid any cash dividends on our common stock to date. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any future cash dividends will be within the discretion of the Board at such time.

Rule 144

Pursuant to Rule 144, subject to the restrictions applicable to former shell companies described below, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Subject to the restrictions applicable to form shell companies descended below, Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of common stock then-outstanding; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Registration Rights

Pursuant to the Amended and Restated Registration Rights Agreement, the Company filed a shelf registration statement registering the resale of the Company’s equity held by the Holders, and granted to the Holders certain registration rights, including customary piggyback registration rights and demand registration rights, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions (subject to certain lock-up restrictions referenced therein, including those documented in the Lock-up Agreement).

Anti-Takeover Effects of Delaware Law and The Amended and Restated Charter

Some provisions of Delaware law, the Amended and Restated Charter and the Amended and Restated Bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

Stockholder Meetings

Special meetings of stockholders may be called by the chairperson of the Board, the chief executive officer (or his or her designee) or the Board, and, until a Change of Control Trigger Event occurs, by stockholders holding a majority of the voting power of Hagerty.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Amended and Restated Bylaws include advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Stockholder Action by Written Consent

The Amended and Restated Charter provides that any action required or permitted to be taken by the stockholders may be effected (a) at a duly called annual or special meeting of the stockholders or (b) until a Control Trigger Event has occurred, by written consent in lieu of a meeting.

Removal of Directors

Directors may be removed (a) prior to a Control Trigger Event for any reason by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, and (b) after a Control Trigger Event, by the stockholders of the Company only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Stockholders Not Entitled to Cumulative Voting

The Amended and Restated Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board.

Choice of Forum

The Court of Chancery of the State of Delaware is the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of us under Delaware law; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us, our directors, officers or other employees arising under the DGCL, our Amended and Restated Charter or the Bylaws (in each case, as may be amended from time to time); (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of Hagerty, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, is the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act.

Amendment of Charter Provisions

The Amended and Restated Charter requires an affirmative vote of holders of the majority of the voting power of the outstanding shares of capital stock for the amendment, alteration, change or repeal of any provision in the charter; provided, however, that upon a Control Trigger Event the affirmative vote of the holders of at least 75% of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of the Certificate of Incorporation inconsistent with the purpose and intent of Article V, Article VI, Article VII or Article IX (including, without limitation, any such Article as renumbered as a result of any amendment, alternation, repeal or adoption of any other Article).

PLAN OF DISTRIBUTION

We are registering (i) up to 339,121,956 shares of Class A Common Stock for possible sale by the Selling Securityholders from time to time, (ii) up to 12,669,300 PIPE Warrants for possible sale by the Selling Securityholders from time to time, (iii) up to 257,500 Private Placement Warrants for possible sale by the Selling Securityholders from time to time, (iv) up to 1,300,000 OTM Warrants for possible sale by the Selling Securityholders from time to time, (v) up to 28,750 Underwriter Warrants for possible sale by the Selling Securityholders from time to time, and (vi) up to 271,039,456 shares of Class A Common Stock that are issuable upon the exercise of the Warrants by the holders thereof and upon exchange of shares of Class V common stock and Hagerty Group Units. We are required to pay all fees and expenses incident to the registration of the shares of our Class A Common Stock and Warrants to be offered and sold pursuant to this prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Class A Common Stock or Warrants.

We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Securityholders.

The shares of Class A Common Stock beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their shares of Class A Common Stock or Warrants by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of NYSE;

•

through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	to or through underwriters or broker-dealers;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in options transactions;

•	through a combination of any of the above methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Class A Common Stock in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of shares of Class A Common Stock in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell shares of Class A Common Stock short and redeliver the shares to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker- dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker- dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

A holder of Warrants may exercise its Warrants in accordance with the applicable Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the warrant agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

The Selling Securityholders party to the Amended and Restated Registration Rights Agreement have agreed, and the other Selling Securityholders may agree, to indemnify the underwriters, their officers, directors and each person who controls such underwriters (within the meaning of the Securities Act), against certain liabilities related to the sale of the securities, including liabilities under the Securities Act.

Restrictions to Sell

The initial shareholders of Aldel agreed not to transfer, assign or sell any of the shares of Class A Common Stock into which the Founder Shares converted (except to certain permitted transferees) until, with respect to 50% of such shares, the earlier of (i) twelve months after the date of the consummation of the Business Combination, or (ii) the date on which the closing price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a business combination, with respect to the remaining 50% of such shares, 12 months after the date of the consummation of the Business Combination, or earlier, in each case, if, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their public shares for cash, securities or other property.

Each of Markel and HHC executed lockup agreements pursuant to which such parties agreed not to sell, transfer or take certain other actions with respect to units in The Hagerty Group and shares of Class V common stock received in the Business Combination for a period from closing of the Business Combination through the earlier of (a) 180 days after the closing of the Business Combination, subject to certain customary exceptions and (b) the date on which the closing price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the consummation of the Business Combination.

In addition, the Sponsor and FGSP entered into the Sponsor Warrant Lock-Up Agreement with us, pursuant to which the Sponsor and FGSP agreed as described below with respect to (i) the Private Placement Warrants and (ii) the OTM Warrants held by them. Pursuant to the Sponsor Warrant Lock-Up Agreement:

•

the Private Placement Warrants are not exercisable until the date on which the volume weighted average trading price of the Class A Common Stock exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 12 months after the Business Combination;

•

the OTM Warrants are not exercisable until the date on which the volume weighted average trading price of the Class A Common Stock exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 12 months after the Business Combination; and

•

prior to being exercisable, the Sponsor may transfer the Private Placement Warrants and the OTM Warrants, subject to any requirements set forth in the purchase agreements related to the purchase of the Private Placement Warrants and OTM Warrants, provided that such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the Sponsor Warrant Lock-up Agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Common Stock and the purchase, exercise, disposition and lapse of our Warrants. The Common Stock and the Warrants are collectively referred to herein as our securities. All prospective holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our securities.

This summary is based upon provisions of the IRC, and regulations, rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with any estate or gift tax consequences or any foreign, state, local or other tax considerations that may be relevant to holders of our securities in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a former citizen or long-term resident of the United States, foreign pension fund, tax qualified retirement plan, bank, financial institution, insurance company, investment fund, tax-exempt organization, governmental organization, trader, broker or dealer in securities “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), person subject to the alternative minimum tax, person that owns, or has owned, actually or constructively, more than 5% of our Common Stock, person who has elected to mark securities to market, person who acquired shares of our Common Stock or Warrants as compensation or otherwise in connection with the performance of services, person who has acquired shares of our Common Stock or Warrants as part of a straddle, hedge, conversion transaction or other integrated investment or an accrual-method taxpayer subject to special tax accounting rules under Section 451(b) of the IRC. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our Common Stock or Warrants, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership (or other entity treated as a partnership for United States federal income tax purposes) or partner of a partnership holding our Common Stock or Warrants, you should consult your tax advisors.

You should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our Common Stock and Warrants, as well as the consequences to you arising under other United States federal tax laws, the laws of any other taxing jurisdiction, or an applicable tax treaty. IN ADDITION, YOU SHOULD CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO POTENTIAL CHANGES IN UNITED STATES FEDERAL TAX LAW AS WELL AS POTENTIAL CHANGES IN STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of shares of our Common Stock or Warrants who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Taxation of Distributions

If we pay distributions in cash or other property (other than certain distributions of our Common Stock or rights to acquire our Common Stock) to U.S. holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “U.S. Holders- Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock or Warrants” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividends” that would be subject to tax at the maximum tax rate applicable to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock or Warrants

Upon a sale, taxable exchange or other taxable disposition of our Common Stock or Warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Common Stock or Warrants. A U.S. holder’s adjusted tax basis in its Common Stock or Warrants generally will equal the U.S. holder’s acquisition cost for the Common Stock or Warrant less, in the case of a share of Common Stock, any prior distributions treated as a return of capital.

Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Common Stock or Warrants so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares or Warrants would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Exercise, Redemption or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. holder generally will not recognize taxable gain or loss on the acquisition of our Common Stock upon exercise of a Warrant for cash. The U.S. holder’s tax basis in the share of our Common Stock received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. holder’s initial investment in the Warrant and the exercise price. It is unclear whether the U.S. holder’s holding period for the Common Stock received upon exercise of the Warrant will begin on the date following the date of exercise or on the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the Common Stock received would equal the holder’s basis in the Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Common Stock would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered Warrants equal to the number of shares of Common Stock having a value equal to the exercise price for the total number of Warrants to be exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Common Stock received in respect of the Warrants deemed surrendered and the U.S. holder’s tax basis in the Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Common Stock received would equal the sum of the fair market value of the Common Stock received in respect of the Warrants deemed surrendered and the U.S. holder’s tax basis in the Warrants exercised. It is unclear whether a U.S. holder’s holding period for the Common Stock would commence on the date following the date of exercise or on the date of exercise of the Warrants; in either case, the holding period would not include the period during which the U.S. holder held the Warrants. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the Common Stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If we redeem Warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Securities - Warrants - Public Warrants” or if we purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to a U.S. holder, taxed as described above under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock or Warrants.”

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this registration statement entitled “Description of Securities—Warrants—Public Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares of Common Stock or to such exercise price increases the Warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our Common Stock, or as a result of the issuance of a stock dividend to holders of shares of our Common Stock, in each case which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax in the same manner as if the U.S. holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale, taxable exchange or other taxable disposition of our shares of Common Stock and Warrants, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “non-U.S. holder.” As used herein, the term “non-U.S. holder” means a beneficial owner of our Common Stock or Warrants who or that is not a U.S. holder or a partnership.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our Common Stock) in respect of our Common Stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Common Stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Common stock, the excess will be treated as gain from the disposition of our Common Stock (the tax treatment of which is discussed below under “Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants”).

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the IRC (such Sections commonly referred to as “FATCA”), dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-BEN or Form W- 8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the IRC and is eligible for treaty benefits or (b) if our Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent certifying eligibility for exemption. However, any such effectively connected dividends paid on our Common Stock generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the IRC. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Exercise of a Warrant

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Warrant, or the redemption or lapse of a Warrant, held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise, redemption or lapse of a Warrant by a U.S. holder, as described under “U.S. Holders—Exercise, Redemption or Lapse of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described below in “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants.”

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our Common Stock or Warrants generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Common Stock or Warrants and, in the case where shares of our Common Stock are regularly traded on an established securities market, (i) the non- U.S. holder is disposing of our Common Stock and has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period for the shares of our Common Stock or (ii), in the case where our Warrants are regularly traded on an established securities market, the non-U.S. holder is disposing of our Warrants and has owned, directly or constructively, more than 5% of our Warrants at any time within the within the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period for the shares of our Warrants. There can be no assurance that our Common Stock will be treated as regularly traded or not regularly traded on an established securities market for this purpose.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the IRC. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities—Warrants—Public Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a non-U.S. holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the non-U.S. holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our Common Stock which is taxable to such holders as a distribution. Any constructive distribution received by a non-U.S. holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such non-U.S. holder received a cash distribution from us equal to the fair market value of such increased interest without any corresponding receipt of cash. Any resulting withholding tax may be withheld from future cash distributions.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our Common Stock and Warrants. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under FATCA, a 30% United States federal withholding tax may apply to any dividends (including constructive dividends) paid on our securities to (i) a “foreign financial institution” (as specifically defined in the IRC) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the IRC) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “- Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our Common Stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our securities, which may be relied upon by taxpayers until final regulations are issued. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Common Stock.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by DLA Piper LLP (US), Phoenix, Arizona. If the validity of any securities is also passed upon by counsel for the underwriters, dealers or agents of an offering of those securities, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Hagerty, Inc. as of December 31, 2021 and 2020 and for each the years ended December 31, 2021 and 2020 included in this prospectus and elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, (“Deloitte”), an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

CHANGE IN AUDITOR

On December 2, 2021, after the recommendation of the Audit Committee of the Board, the Board approved the engagement of Deloitte as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ended December 31, 2021. Deloitte served as the independent registered public accounting firm of Hagerty prior to the Business Combination. Accordingly, Plante & Moran, the Company’s independent registered public accounting firm prior to the Business Combination, was informed that it would be replaced by Deloitte as the Company’s independent registered public accounting firm.

Plante & Moran’s report of independent registered public accounting firm, dated March 25, 2021, on the Company’s balance sheet as of December 31, 2020 and the related statements of operations, changes in shareholders’ equity and cash flows for the period from December 23, 2020 (inception) through December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from December 23, 2020 (inception) through December 31, 2020 and the subsequent period through December 2, 2021, there were no: (i) disagreements with Plante & Moran on any matter of accounting principles or practices, financial statement disclosures or audited scope or procedures, which disagreements if not resolved to Plant & Moran’s satisfaction would have caused Plante & Moran to make reference to the subject matter of the disagreement in connection with its report or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act (“Regulation S-K”).

During the period from December 23, 2020 (inception) to December 31, 2020 and the interim period through December 2, 2021, the Company did not consult Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Deloitte that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Plante & Moran with a copy of the foregoing disclosures pursuant to Item 304(a) of Regulation S-K and requested that Plante & Moran furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements herein made by the registrant set forth above. A letter from Plante & Moran is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and on our website, free of charge, at investor.hagerty.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Hagerty, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hagerty, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in members’ and stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

March 24, 2022

We have served as the Company’s auditor since 2019.

Hagerty, Inc.

Consolidated Statements of Operations

	Year Ended December 31,
	2021	2020
REVENUES:	in thousands (except per share/unit amounts)
Commission and fee revenue	$271,571	$236,443
Earned premium	295,824	220,502
Membership and other revenue	51,684	42,603

Total revenues	619,079	499,548

OPERATING EXPENSES:
Salaries and benefits	171,901	137,508
Ceding commission	140,983	105,974
Losses and loss adjustment expenses	122,080	91,025
Sales expense	107,483	86,207
General and administrative services	64,558	51,188
Depreciation and amortization	22,144	11,800

Total operating expenses	629,149	483,702

OPERATING INCOME (LOSS)	(10,070)	15,846
Change in fair value of warrant liabilities	(42,540)	—
Interest and other income (expense)	(1,993)	(987)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(54,603)	14,859
Income tax expense	(6,751)	(4,820)

NET INCOME (LOSS)	(61,354)	10,039
Net loss (income) attributable to non-controlling interest	398	127
Net loss (income) attributable to redeemable non-controlling interest	14,598	—

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	$(46,358)	$10,166

Earnings (loss) per share of Class A Common Stock:
Basic and diluted	$(0.56)	N/A
Weighted-average shares of Class A Common Stock outstanding:
Basic and diluted	82,327	N/A
Earnings (loss) per Members’ Unit
Basic and diluted	N/A	$101.66
Weighted-average units outstanding
Basic and diluted	N/A	100

The accompanying Notes are an integral part of these Consolidated Financial Statements.

See Note 22 for Related-Party Transactions disclosure.

Hagerty, Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,
	2021	2020
	in thousands
Net income (loss)	$(61,354)	$10,039
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(792)	994
Derivative instruments	1,019	(423)

Other comprehensive income (loss)	227	571

Comprehensive income (loss)	(61,127)	10,610
Comprehensive loss (income) attributable to non-controlling interest	398	127
Comprehensive loss (income) attributable to redeemable non-controlling interest	14,598	—

Comprehensive income (loss) attributable to controlling interest	$(46,131)	$10,737

The accompanying Notes are an integral part of these Consolidated Financial Statements.

See Note 22 for Related-Party Transactions disclosure.

Hagerty, Inc.

Consolidated Balance Sheets

	December 31, 2021	December 31, 2020
ASSETS	in thousands (except share/unit amounts)
Current Assets:
Cash and cash equivalents	$275,332	$38,108
Restricted cash and cash equivalents	328,640	260,970
Accounts receivable	46,729	33,884
Premiums receivable	75,297	52,628
Commission receivable	57,596	54,541
Prepaid expenses and other current assets	30,155	14,656
Deferred acquisition costs, net	81,535	58,572

Total current assets	895,284	513,359

Property and equipment, net	28,363	25,822

Long-Term Assets:
Prepaid expenses and other non-current assets	30,565	20,167
Intangible assets, net	76,171	46,617
Goodwill	11,488	4,745

Total long-term assets	118,224	71,529

TOTAL ASSETS	$1,041,871	$610,710

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$9,084	$11,545
Losses payable	34,482	21,980
Provision for unpaid losses and loss adjustment expenses	74,869	54,988
Unearned premiums	175,199	124,708
Commissions payable	60,603	43,798
Due to insurers	58,031	49,162
Advanced premiums	13,867	13,745
Accrued expenses	46,074	36,271
Deferred tax liability	—	7,499
Contract liabilities	21,723	19,541
Other current liabilities	1,886	1,515

Total current liabilities	495,818	384,752

Long-Term Liabilities:
Accrued expenses	13,166	14,854
Contract liabilities	19,667	19,667
Long-term debt	135,500	69,000
Deferred tax liability	10,510	—
Warrant liabilities	89,366	—
Other long-term liabilities	7,043	5,116

Total long-term liabilities	275,252	108,637

TOTAL LIABILITIES	$771,070	$493,389

		(continued)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

See Note 22 for Related-Party Transactions disclosure.

Hagerty, Inc.

Consolidated Balance Sheets

	December 31, 2021	December 31, 2020
	in thousands (except share/unit amounts)
Commitments and Contingencies (Note 23)
Redeemable non-controlling interest (Notes 16 and 25)	$593,277	$—
STOCKHOLDERS’ / MEMBERS’ EQUITY
Members’ units, no par value (0 and 100,000 units authorized, issued and outstanding as of December 31, 2021 and 2020, respectively)	$—	$62,320
Preferred stock, $0.0001 par value (20,000,000 and 0 shares authorized, no shares issued and outstanding as of December 31, 2021 and 2020, respectively)	—	—
Class A common stock, $0.0001 par value (500,000,000 and 0 shares authorized, 82,327,466 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	8	—
Class V common stock, $0.0001 par value (300,000,000 and 0 shares authorized, 251,033,906 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	25	—
Additional paid-in capital	160,189	—
Accumulated earnings (deficit)	(482,276)	56,832
Accumulated other comprehensive income (loss)	(1,727)	(1,954)

Total stockholders’ / members’ equity:	(323,781)	117,198

Non-controlling interest	1,305	123

Total equity (Notes 16 and 25)	(322,476)	117,321

TOTAL LIABILITIES AND EQUITY	$1,041,871	$610,710

		(concluded)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

See Note 22 for Related-Party Transactions disclosure.

Hagerty, Inc.

Consolidated Statements of Changes in Members’ and Stockholders’ Equity

	Members Equity	Class A Common Stock		Class V Common Stock		Additional Paid in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Accumulated Equity (Deficit)	Non-controlling Interest	Total Stockholders’ Equity (Deficit)	Redeemable Non-Controlling Interest
in thousands		Shares	Amount	Shares	Amount
Balance at December 31, 2019	$66,320	—	$—	—	$—	$—	$46,666	$(2,525)	$110,461	$—	$110,461	$—
Net income (loss)	—	—	—	—	—	—	10,166	—	10,166	(127)	10,039	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	571	571	—	571	—
Distributions	(4,000)	—	—	—	—	—	—	—	(4,000)	—	(4,000)	—
Non-controlling interest	—	—	—	—	—	—	—	—	—	250	250	—

Balance at December 31, 2020	$62,320	—	$—	—	$—	$—	$56,832	$(1,954)	$117,198	$123	$117,321	$—

Net income (loss) before transaction	$—	—	$—	—	$—	$—	$(3,089)	$—	$(3,089)	$(312)	$(3,401)	$—
Other comprehensive income (loss) before transaction	—	—	—	—	—	—	—	248	248	—	248	—
Distributions before transaction	(4,056)	—	—	—	—	—	—	—	(4,056)	—	(4,056)	—
Non-controlling interest issued capital before transaction	—	—	—	—	—	—	—	—	—	1,580	1,580	—
Business Combination	(58,264)	82,327	8	251,034	25	526,711	(489,661)	—	(21,181)	—	(21,181)	238,265
Net income (loss) after transaction	—	—	—	—	—	—	(46,358)	—	(46,358)	(86)	(46,444)	(11,510)
Other comprehensive income (loss) after transaction	—	—	—	—	—	—	—	(21)	(21)	—	(21)	—
Redemption value adjustment for redeemable non-controlling interest	—	—	—	—	—	(366,522)	—	—	(366,522)	—	(366,522)	366,522

Balance at December 31, 2021	$—	82,327	$8	251,034	$25	$160,189	$(482,276)	$(1,727)	$(323,781)	$1,305	$(322,476)	$593,277

The accompanying Notes are an integral part of these Consolidated Financial Statements.

See Note 22 for Related-Party Transactions disclosure.

Hagerty, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2021	2020
OPERATING ACTIVITIES:	in thousands
Net income (loss)	$(61,354)	$10,039
Adjustments to reconcile net income (loss) to net cash from operating activities:
Change in fair value of warrant liabilities	42,540	—
Depreciation and amortization expense	22,144	11,800
Provision for deferred taxes	3,038	1,478
Loss on disposals of equipment, software and other assets	2,425	2,648
Other	155	758
Changes in assets and liabilities:
Accounts receivable	(13,449)	(14,500)
Premiums receivable	(22,669)	(10,372)
Commission receivable	(3,005)	(8,164)
Prepaid expenses and other assets	(18,523)	(8,549)
Deferred acquisition costs	(22,963)	(11,764)
Accounts payable	(2,890)	4,597
Losses payable	12,502	5,243
Provision for unpaid losses and loss adjustment expenses	19,882	22,404
Unearned premiums	50,491	25,601
Commissions payable	16,805	7,570
Due to insurers	8,883	9,366
Advanced premiums	124	1,500
Accrued expenses	981	13,429
Contract liabilities	2,049	22,214
Other current liabilities	5,115	(726)

Net Cash Provided by Operating Activities	42,281	84,572

INVESTING ACTIVITIES:
Purchases of property and equipment and software	(43,370)	(38,258)
Acquisitions, net of cash acquired	(14,609)	(8,875)
Purchase of fixed income securities	(12,246)	—
Maturities of fixed income securities	1,183	—
Other investing activities	48	(255)

Net Cash Used in Investing Activities	$(68,994)	$(47,388)
		(continued)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

See Note 22 for Related-Party Transactions disclosure.

Hagerty, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2021	2020
FINANCING ACTIVITIES:	in thousands
Payments on long-term debt	$(42,500)	$(29,100)
Proceeds from long-term debt	110,000	73,000
Contribution from minority interest	1,580	250
Distributions	(4,056)	(4,000)
Deferred financing costs	(962)	(202)
Payments on notes payable	(1,000)	—
Cash received in business combination	789,661	—
Cash consideration to HHC at Closing	(489,661)	—
Payment of capitalized transaction costs	(30,991)	—

Net Cash Provided by Financing Activities	332,071	39,948
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(464)	885

Change in cash and cash equivalents and restricted cash and cash equivalents	304,894	78,017
Beginning cash and cash equivalents and restricted cash and cash equivalents	299,078	221,061

Ending cash and cash equivalents and restricted cash and cash equivalents	$603,972	$299,078

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchase of property and equipment	$4,668	$6,861
Acquisitions	$3,774	$9,524
Warrant liabilities recognized in business combination	$46,826	$—
CASH PAID FOR:
Interest	$2,502	$1,508
Income taxes	$2,160	$3,874
		(concluded)

The following table provides a reconciliation of cash and restricted cash from the Consolidated Balance Sheets to the Consolidated Statements of Cash Flows.

	2021	2020
	in thousands
Cash and cash equivalents	$275,332	$38,108
Restricted cash and cash equivalents	328,640	260,970

Total cash and cash equivalents and restricted cash and cash equivalents on the Consolidated Statements of Cash Flows	$603,972	$299,078

The accompanying Notes are an integral part of these Consolidated Financial Statements.

See Note 22 for Related-Party Transactions disclosure.

Hagerty, Inc.

Notes To Consolidated Financial Statements

1 — Summary of Significant Accounting Policies and New Accounting Standards

Description of Business — Hagerty, Inc., (“Hagerty” or the “Company”) and its consolidated subsidiaries, including The Hagerty Group, LLC (“The Hagerty Group”) is a global market leader in providing insurance for classic and enthusiast vehicles. In addition, Hagerty provides an automotive enthusiast platform that engages, entertains and connects with enthusiasts and our members.

The Company operates several entities which collectively support Hagerty’s revenue streams. Hagerty earns commission and fee revenues for the distribution and servicing of classic automobile and boat insurance policies written through personal and commercial lines agency agreements with multiple insurance carriers in the United States (“U.S.”), Canada and the United Kingdom (“U.K.”).

Reinsurance premiums are earned in Hagerty Reinsurance Limited (“Hagerty Re”) which is registered as a Class 3A reinsurer under the Bermuda Insurance Act 1978. Hagerty Re solely reinsures the classic auto and marine risks written through Hagerty’s Managing General Agency (“MGA”) entities in the U.S., Canada and the U.K.

•

The business produced by the U.S. MGAs is written by Essentia Insurance Company (“Essentia”) and reinsured with its affiliate Evanston Insurance Company (“Evanston”). In turn, Hagerty Re assumes premiums through a quota share agreement with Evanston. Essentia and Evanston are wholly owned subsidiaries of Markel Corporation (“Markel”). Markel is a related party. Refer to Note 22 — Related-Party Transactions for additional information.

•	In 2020, Hagerty Re entered into a reinsurance agreement with Aviva Canada Inc. (“Aviva”) to reinsure classic auto and marine risks produced by Hagerty’s Canadian MGA.

•

In 2021, Hagerty Re entered into a reinsurance agreement with Markel International Insurance Company Limited to reinsure classic auto risks produced by Hagerty’s U.K. MGA. In connection with this new agreement, Hagerty Re purchased reinsurance to limit its liability to £1,000,000 per claim as U.K. law requires unlimited liability coverage. Markel International Insurance Company Limited is a subsidiary of Markel.

The Company earns subscription revenue through membership offerings and other automotive services sold to policyholders and classic vehicle enthusiasts. Membership offerings include but are not limited to private label roadside assistance, digital and linear video content, award-winning magazine, valuation services, and exclusive events and automotive third-party discounts. The Company owns and operates collector vehicle events, earning revenue through ticket sales, sponsorships, and event registration service fees. The Company also operates a peer-to-peer classic vehicle rental business for auto enthusiasts. In 2020, the Company started a majority-owned world-class vehicle storage and exclusive social club facilities called Member Hubs Holding, LLC (“MHH”) for classic, collector and exotic cars owners.

The Company’s headquarters are located in Traverse City, Michigan.

Basis of Presentation — The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and with the instructions for annual reports on Form 10-K and Regulation S-X and include the accounts of Hagerty, Inc. and The Hagerty Group, LLC (“The Hagerty Group”) with its consolidated subsidiaries. The Consolidated Financial Statements for the year ended December 31, 2020, is derived from The Hagerty Group’s annual audited financial statements.

Principles of Consolidation — The Consolidated Financial Statements contain the accounts of Hagerty and its majority-owned or controlled subsidiaries. As of December 31, 2021, the Company had economic ownership of

24.7% of The Hagerty Group. In addition, MHH is an 80% owned subsidiary of The Hagerty Group. The Company consolidates these entities under the voting interest method guidance in accordance with ASC Topic 810, Consolidations. Redeemable non-controlling interest and Non-controlling interest are presented separately on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Changes in Members’ and Stockholders’ Equity.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Business Combination — On December 2, 2021, The Hagerty Group completed a business combination with Aldel Financial Inc. and Aldel Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Aldel. In connection with the Closing, Aldel changed its name from Aldel Financial Inc. to Hagerty, Inc.

The Business Combination was accounted for as a common control reverse acquisition, for which The Hagerty Group was determined to be the accounting acquirer and Aldel was treated as the “acquired” company. The Hagerty Group issued equity for the net assets of Aldel, accompanied by a recapitalization. Business combinations in which the legal acquirer is not the accounting acquirer are commonly referred to as “reverse acquisitions”. A reverse acquisition occurs when the entity that issues securities (legal acquirer) is identified as the acquiree for accounting purposes and the entity whose equity interests are acquired (the legal acquiree) is identified as the acquirer for accounting purposes. Reverse acquisitions are accounted for in accordance with Subtopic 805-40 of ASC Topic 805, Business Combinations (“ASC 805”). While other factors were evaluated but not considered to have a material impact on the determination, The Hagerty Group was determined to be the accounting acquirer based on the following factors:

•

Hagerty Holding Corp. controlled the operating company prior to the Business Combination and controls the Company subsequent to the Business Combination through control of the board of directors as well as having majority voting ownership.

•	The Hagerty Group’s management is also the management of the Company.

•	The Hagerty Group is larger as compared to Aldel based on assets, revenues and earnings.

Unless otherwise indicated or the context otherwise requires, “Hagerty” and “the Company” refer to the business and operations of The Hagerty Group and its consolidated subsidiaries prior to the Business Combination and to Hagerty, Inc. and its consolidated subsidiaries, including The Hagerty Group, following the consummation of the Business Combination.

Refer to Note 6 — Business Combination for additional information.

Emerging Growth Company — The Company currently qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and can delay the adoption of new or revised accounting standards until those standards would apply to private companies.

The Company intends to avail itself of such extended transition period and, therefore, the Company may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or have opted out of using such extended transition period.

Use of Estimates — The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Although the estimates are considered reasonable, actual results could materially differ from those estimates.

The most significant estimates that are susceptible to notable change in the near-term relates to the provision for unpaid losses and loss adjustment expenses (including incurred but not reported (“IBNR”)), the change in fair value of warrant liabilities and payments due under the Tax Receivable Agreement (“TRA”). Although some variability is inherent in these estimates, the Company believes that the current estimates are reasonable in all material respects. These estimates are reviewed regularly and adjusted as necessary. Adjustments related to changes in estimates are reflected in the Company’s results of operations in the period for which those estimates changed.

Segment Information — The Company has one operating segment and one reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis. The Company’s management approach is to utilize an internally developed strategic decision making framework with the membership patrons at the center of all decisions, which requires the CODM to have a consolidated view of the operations so that decisions can be made in the best interest of Hagerty and its membership patrons.

Foreign Currency Translation — The Company translates its foreign operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date, and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the foreign currency translation account, a component of accumulated other comprehensive income (loss). Transaction gains and losses are recognized in “Interest and other income (expense)” within the Consolidated Statements of Operations.

Business Update Related To COVID-19 — In March 2020, the World Health Organization declared the Coronavirus (“COVID-19”) a pandemic. The pandemic has impacted every geography in which the Company operates. Governments implemented various restrictions around the world, including closure of non-essential businesses, travel, shelter-in-place requirements for citizens and other restrictions.

The Company has taken several precautionary steps to safeguard its business and team members from COVID-19, including implementing travel restrictions, arranging work from home capabilities and flexible work policies. The safety and well-being of Hagerty’s team members continues to be the top priority. As restrictions were put in place, employees were able to transition to work from home environment quickly and effectively due to the prior technology investments and the Company’s focus on core values. Due to the restrictions and uncertainty caused by the pandemic, 2020 revenue growth was lower than expected primarily caused by lower levels of new business. Offsetting the 2020 revenue shortfall, expenses related to promotional events and travel were lower than anticipated. By the end of 2020, and through the year ended December 31, 2021, new business growth returned to pre-pandemic pace, events were being held and new initiatives were on track. Management will continue to follow and monitor guidelines in each jurisdiction and is working on a phased transition of employees returning to the office.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents — Cash includes amounts held in banks in operating accounts and money market funds. The Company considers money market funds with maturities within 90 days of the purchase date to be equivalent to cash. At December 31, 2021 and 2020, the Company’s cash accounts exceeded federally insured limits.

The Company maintains cash collected by its MGAs for premiums from insured parties that have not yet been remitted to insurance companies. These funds are required to be held in trust and segregated from operating cash. These funds and a corresponding liability are included in “Restricted cash and cash equivalents” and “Due to insurers”, respectively, within the Consolidated Balance Sheets.

The Company has established a trust account for the benefit of the ceding insurer as security for Hagerty Re’s obligations for losses, loss expenses, unearned premium and profit-sharing commissions. The use of this fund is restricted to the payment of these expenses and is included in “Restricted cash and cash equivalents” within the Consolidated Balance Sheets.

Accounts Receivable — Accounts receivable are recorded, and revenue is recognized, at the latter of the billed or policy effective date, net of estimated cancellations.

Reinsurance Premiums Ceded — Reinsurance premiums ceded are expensed pro-rata over the term of the reinsurance treaties. The portion of the reinsurance premium related to the unexpired portions of the treaties at the end of the fiscal year is reflected in deferred reinsurance premiums.

Acquisition Costs — Acquisition costs are comprised of ceding commission and premium taxes that relate directly to the successful acquisition of new or renewal policy premiums by Hagerty Re. Acquisition costs are deferred and recognized in income over the period of the exposure in the underlying treaties.

The Company evaluates the recoverability of deferred acquisition costs by determining if the sum of future-earned premiums is greater than the expected future claims and expenses. Anticipated investment income is also a factor in this determination. If a loss is probable on the unexpired portion of policies in force, a premium deficiency loss is recognized. At December 31, 2021 and 2020, the deferred acquisition costs were considered fully recoverable and no premium deficiency loss was recorded.

Property and Equipment — Property and equipment are recorded at cost and depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of either the lease term or the estimated useful lives of the improvements. Useful lives for financial reporting range from three to seven years for computers, automobiles and office furniture. Building and building improvements have useful lives of 39 years.

The Company reviews all property and equipment that have finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with ASC Topic 360, Impairment and Disposal of Long-Lived Assets (“ASC 360”). If it is determined the carrying amount of the asset is not recoverable, an impairment charge is recorded. Upon sale or retirement, the cost and related accumulated depreciation of assets disposed of are removed from the accounts, and any resulting gain or loss is reflected in the Consolidated Statements of Operations.

Annual depreciation is calculated based on the straight-line method. Maintenance, repair costs and minor renovations are expensed as incurred, while expenditures that increase the asset lives are capitalized.

Prepaid Expenses and Other Assets — Prepaid expenses and other assets consist primarily of prepaid Software-as-a-Service (“SaaS”) implementation costs, prepaid sales and general and administrative services expenses and fixed income investments.

•	Prepaid expenses are recorded at cost and amortized over the service term.

•

SaaS implementation costs are recorded as incurred in prepaid expenses. The Company expenses the costs incurred during the preliminary project stage and, upon management approval, capitalizes the direct implementation costs once implementation begins. The Company monitors implementation on an ongoing basis and capitalizes the costs of any major improvements or new functionality. Once the software is fully implemented, the ongoing maintenance costs are expensed.

•

Fixed income investments consist of Canadian provincial and municipal bonds which qualify as debt securities under ASC Topic 320 Investments – Debt Securities. Fixed income investments are carried at amortized cost on the Consolidated Balance Sheets. Amortized cost is the amount at which an investment is acquired, adjusted for applicable accrued interest, accretion of discount or amortization of premium. Premium or discount is amortized on a straight-line basis to maturity. Pricing information for each fixed income security is obtained from our outside investment manager. The Company ultimately determines whether the inputs and the resulting market values are reasonable. Market pricing is based on fair value level 2 guidance using observable inputs such as quoted prices for similar assets at the measurement date.

Intangible Assets — Intangible assets are recorded at cost and amortized over the estimated useful life of each intangible asset. Acquired intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible assets. Intangible assets primarily consist of insurance policy renewal rights, internally developed software, trade names, non-compete agreements and customer relationships. Amortization is recorded using the straight-line method over their estimated useful lives as it approximates the pattern over which economic benefits are realized. Insurance policy renewal rights, internally developed software, trade names, non-complete agreements and customer relationships are amortized over 3 to 25 years. For internally developed software, the Company expenses the costs incurred during the preliminary project stage and capitalizes the direct development costs (including the associated payroll and related costs for employees working on development and outside contractor costs) once management approval is obtained.

Intangible assets are reviewed for impairment upon a triggering event or when changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with ASC 360. If it is determined that the carrying amount of the asset is not recoverable, the Company recognizes an impairment loss in the current period within the Consolidated Statements of Operations. The Company did not identify any impairment indicators during the years ended December 31, 2021 and 2020.

Goodwill — Goodwill represents the excess of the cost of a business combination, as defined in ASC 805, over the fair value of net assets acquired, including identifiable intangible assets. Goodwill is tested for impairment at the reporting unit level annually as of October 1, and whenever indicators of impairment exist. The Company evaluates impairment of goodwill by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and circumstances affecting the reporting unit. If after performing the qualitative assessment, the Company determines it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative fair value test. The primary valuation method used in the quantitative impairment assessment to determine the fair value of the reporting unit has been a discounted cash flow model. Other valuation methods or comparable transactions may be used when appropriate and applicable to determine the fair value of a reporting unit.

The Company did not recognize any goodwill impairments during the years ended December 31, 2021 and 2020.

Losses Payable — Losses payable represents the amount of losses paid and billed by the fronting insurer that have not been paid by Hagerty Re as of the balance sheet date.

Provision for Unpaid Losses and Loss Adjustment Expenses — Losses and loss adjustment expenses are recognized as incurred and are based on the estimated ultimate cost of settlement. Outstanding losses include amounts determined from reports and individual cases. As of any balance sheet date, all claims have not yet been reported, and some claims may not be reported for many years. As a result, the liability for unpaid losses and loss adjustment expenses includes significant estimates for IBNR claims. While management believes that these amounts are fairly stated, the ultimate liability may differ materially from the amounts provided.

The Company provides for IBNR claims based on an analysis of the loss experience of the risks insured and the recommendations of appropriately qualified actuaries. The reinsurance recoverable amounts shown are determined by applying contract language specific to the Company’s third-party reinsurance program to losses and loss expenses arising from claims occurring as a result of a qualifying event. Adjustments to estimates will be included in the financial statements of subsequent periods when such adjustments become known.

Due to Insurers — Due to insurers represents the net amount of premium due to carriers based on the respective contract with each carrier. The net amount due is equal to the gross written premium less the Company’s commission for policies that have reached their effective date.

Advanced Premiums — Advanced premiums represent the gross written premium received from customers prior to the effective date of the policy. At the effective date of the policy, advanced premiums are reclassified to due to insurers and commission income is recognized.

Accrued Expenses — Accrued expenses consist primarily of amounts owed for wages, payroll taxes, incentive compensation, benefits, professional services and future installments for purchase consideration resulting from asset acquisitions and business combinations.

Warrant Liabilities — The Company accounts for its outstanding warrants in accordance with ASC Topic 815 Derivatives and Hedging (“ASC 815”). The warrants do not meet the criteria for equity treatment and as such, are recorded at fair value as a non-cash liability. This liability is subject to remeasurement each reporting period and utilizes a Monte Carlo simulation model to value the warrants. The change in the fair value of the warrants is recognized in the Consolidated Statements of Operations each reporting period. Refer to Note 17 — Warrant Liabilities for additional information.

Derivative Instruments — The Company enters into certain derivative financial instruments, when available on a cost-effective basis, to mitigate its risk associated with changes in interest rates. The Company accounts for derivatives in accordance with ASC 815, which establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts), whether designated in hedging relationships or not, be recorded on the Consolidated Balance Sheets as either an asset or liability measured at fair value. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other comprehensive income (loss). If a derivative is not designated as an accounting hedge, the change in fair value is recognized in the Consolidated Statements of Operations each reporting period. All derivative instruments are managed on a consolidated basis to efficiently minimize exposures.

Gains and losses related to the derivative instruments are expected to be largely offset by gains and losses on the original underlying asset or liability. The Company does not use derivative financial instruments for speculative purposes.

The Company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. It is the Company’s policy to manage its credit risk on these transactions by dealing only with financial institutions having a long-term credit rating of “A” or better.

Acquisitions — The Company accounts for acquisitions of entities or asset groups that qualify as businesses using the acquisition method of accounting in accordance with ASC 805. Purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date, which are measured in accordance with the principles outlined in ASC Topic 820, Fair Value Measurement (“ASC 820”). The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature. The excess of the total purchase consideration over the fair value of the identified net assets acquired is recognized as goodwill. The results of the acquired businesses are included in the results of operations beginning from the date of acquisition. Acquisition-related costs are expensed as incurred.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the allocation of purchase consideration and to the fair values of assets acquired and liabilities assumed to the extent that additional information becomes available. After this period, any subsequent adjustments are recorded in the Consolidated Statements of Operations.

Revenue Recognition — The Company recognizes revenue under both ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) and ASC Topic 944 Financial Services — Insurance (“ASC 944”).

Commission and Fee Revenue

Hagerty earns new and renewal commissions paid by insurance carriers and fees paid by the carriers’ insureds for the binding of insurance coverage. The Company has identified its customer as the insurance carrier and determined transaction price to be the estimated commissions to be received over the term of the policy, based on an estimate of premiums placed, net of a constraint for policy changes and cancellations. These commissions and fees, including those paid via installment plan, are earned when the policy becomes effective, as all rights are passed to the insured and the obligation to pay a claim resides with the carrier.

Under the terms of its contracts with insurance carriers, the Company has the opportunity to earn an annual contingent underwriting commission (“CUC”) based on the loss performance of the insurance book of business. The Company’s CUC agreements are based on written or earned premium and underwriting results. Each carrier contract and related CUC is calculated independently. The CUCs represent a form of variable consideration associated with the placement of coverage, for which the Company earns commissions and fees. Under ASC 606, the Company must estimate the amount of consideration that will be received in the coming year such that a significant reversal of revenue is not probable. As such, CUC is recognized as a contract asset as policies are issued using applicable premium and payout factors based on the estimated loss ratio from the contract.

Earned Premium

Reinsurance premium revenue is recognized in Hagerty Re under ASC 944 on a pro rata basis over the period of the exposure in the underlying reinsurance agreement with the unearned portion recorded as “Unearned premiums” on the Consolidated Balance Sheets.

Membership and Other Revenue

Revenue from the sale of Hagerty Drivers Club membership program (“HDC”) subscriptions is recognized ratably over the period of the membership, resulting in contract liabilities at December 31, 2021 and 2020. The Company treats the membership as a single performance obligation to provide access to stated member benefits over the life of the membership, which is currently one year.

Contract Assets and Liabilities — The Company recognizes contract assets for amounts due to the Company for CUCs earned but not yet billed under terms of the contract. Contract assets are recorded within “Commission receivable” on the Consolidated Balance Sheets.

Contract liabilities consist of payments received in advance of performance under a contract before the transfer of goods or services to a customer or fulfillment of the contract obligations. In 2020, the Company entered into an agreement with a large national carrier and received an advanced commission payment to offset costs of system development. Contract liabilities consist primarily of this advanced payment, along with the obligation to fulfill HDC membership benefits over the one-year life of a membership.

Contract Costs — The Company accounts for contract costs under ASC Topic 340, Other Assets and Deferred Costs, which requires companies to defer certain incremental costs to obtain customer contracts and certain costs to fulfill customer contracts.

The Company capitalizes the incremental costs to obtain contracts primarily related to commission payments on new policy sales. These deferred costs are amortized over the expected life of the insurance client and are included in “Prepaid expenses and other assets” in the Company’s Consolidated Balance Sheets as of December 31, 2021 and 2020.

Advertising — Advertising and sales promotion costs are expensed the first time the advertising or sales promotion takes place. Advertising costs were $24.1 million and $18.2 million for the years ended December 31, 2021 and 2020, respectively, and are reflected as a component of “Sales expense” in the Consolidated Statements of Operations.

Income Taxes — The Hagerty Group is taxed as a pass-through ownership structure under provisions of the Internal Revenue Code (“IRC”) and a similar section of state income tax law, except Hagerty Re and various foreign subsidiaries. Any taxable income or loss generated by The Hagerty Group is passed through to and included in the taxable income or loss of Hagerty Group Unit Holders, including Hagerty, Inc. Hagerty, Inc. is taxed as a corporation and pays corporate federal, state and local taxes with respect to income allocated from The Hagerty Group. Hagerty, Inc., Hagerty Re and various foreign subsidiaries are treated as taxable entities and income taxes are provided where applicable (see Note 21 — Taxation).

Where applicable, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax-credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent that there is sufficient positive evidence as allowed under the ASC Topic 740, Income Taxes (“ASC 740”), to support the recoverability of those deferred tax assets. The Company establishes a valuation allowance to the extent that there is insufficient evidence to support the recoverability of the deferred tax asset under ASC 740. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the deferred tax assets would be realizable in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2021 and 2020, the Company did not have any unrecognized tax benefits and had no material accrued interest or penalties related to uncertain tax positions. If recorded, interest and penalties would be recorded as “Income tax expense” on the Consolidated Statements of Operations.

Tax Receivable Agreement Liability — In connection with the Business Combination, Hagerty, Inc. entered into the TRA with HHC and Markel (together, the “Legacy Unit Holders”). The TRA provides for payment to the Legacy Unit Holders of 85% of the U.S. federal, state and local income tax savings realized by Hagerty, Inc. as a result of the increases in tax basis and certain other tax benefits as outlined in the Business Combination Agreement upon the exchange of limited liability units in The Hagerty Group (“Hagerty Group Units”) and Class V Common Stock of the Company for Class A Common Stock of the Company or cash. The Hagerty Group will have in effect an election under Section 754 of the IRC effective for each taxable year in which an exchange of Hagerty Group Units occurs. The remaining 15% cash tax savings resulting from the basis adjustments will be retained by Hagerty, Inc.

In general, cash tax savings result in a year when the tax liability of Hagerty, Inc. for the year, computed without regard to the deductions attributable to the amortization of the basis increase and other deductions that arise in connection with the payment of the cash consideration under the TRA or the exchange of Hagerty Group Units and Class V Common Stock for Class A Common Stock, would be more than the tax liability for the year taking into account such deductions. Payments under the TRA will not be due until the Company is able to reduce a cash tax liability by the amortization of the basis increase on a filed tax return. The payments under the TRA are expected to be substantial. The estimated value of the TRA is recorded in “Other long-term liabilities”.

Hagerty, Inc. accounts for the effects of the basis increases as follows.

•	Hagerty, Inc. records an increase in deferred tax assets for the income tax effects of the increases in tax basis based on enacted federal and state income tax rates at the date of the exchange.

•

Hagerty, Inc. evaluates the ability to realize the full benefit represented by the deferred tax asset based on an analysis that will consider expectations of future earnings among other things. If Hagerty, Inc. determines that the full benefit is not likely to be realized, a valuation allowance is established to reduce the amount of the deferred tax assets to an amount that is likely to be realized.

•

At Closing, Hagerty, Inc. recorded 85% of the estimated realizable tax benefit as an increase to the liability due under the TRA and the remaining 15% of the estimated realizable tax benefit as an increase to Additional paid-in capital.

All of the effects of changes in any of the estimates after the date of the redemption or exchange will be recorded in Net income (loss). Similarly, the effect of subsequent changes in the enacted tax rates will be recorded in Net income (loss).

Non-controlling Interest — Non-controlling interest represents the portion of economic ownership of MHH that is not owned or controlled by The Hagerty Group. The Company consolidates its ownership of MHH under the voting interest method. Non-controlling interest is shown separately on the Consolidated Statements of Operations.

Redeemable Non-controlling Interest — Redeemable non-controlling interest represents the economic interests of Legacy Unit Holders. Income or loss is attributed to the redeemable non-controlling interest based on the weighted average ownership of the Hagerty Group Units outstanding during the period held by Legacy Unit Holders. In connection with the Business Combination, Hagerty, Inc. entered into an Exchange Agreement with the Legacy Unit Holders (“Exchange Agreement”). The Exchange Agreement permits the Legacy Unit Holders to exchange Class V Common Stock and associated Hagerty Group Units for an equivalent amount of Class A Common Stock, or at the option of the Company, for cash. Because the Company has the option to redeem the non-controlling interest for cash and the Company is controlled by the Legacy Unit Holders through their voting control, the non-controlling interest is considered redeemable outside the Company’s control. The redeemable non-controlling interest is measured at the greater of the initial fair value or the redemption value and is required to be presented as temporary equity on the Consolidated Balance Sheets.

Earnings Per Share — Basic earnings per share (“EPS”) is computed by dividing Net income (loss) attributable to Hagerty, Inc. by the weighted-average number of shares of Class A Common Stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of shares of Class A Common Stock that would then share in the earnings of Hagerty, Inc. In periods in which the Company reports a net loss available to stockholders, diluted net loss per share available to stockholders would be the same as basic net loss per share available to stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Self-Insurance — The Company has elected to self-insure certain costs related to U.S. employee health benefit and short-term disability programs. Costs resulting from self-insured losses are charged to expense when incurred. The Company has purchased insurance that limits its aggregate annual exposure for healthcare costs to approximately $10.8 million and $8.3 million for the years ended December 31, 2021 and 2020, respectively. Total expenses for healthcare claims incurred for the years ended December 31, 2021 and 2020 were approximately $10.9 million and $7.6 million, respectively. Healthcare claims are recorded within “Salaries and benefits” on the Consolidated Statements of Operations. As of December 31, 2021 and 2020, the Company has recorded approximately $0.9 million and $0.7 million as an estimate of IBNR claims, respectively. The amount of actual losses incurred could differ materially from the estimate reflected in these financial statements.

Recently Adopted Accounting Guidance

Financial Instruments — In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-12, Derivatives and Hedging (ASC Topic 815): Targeted Improvements to Accounting for Hedging Activities, which relates to accounting for hedging activities. This guidance expands strategies that qualify for hedge accounting, changes how many hedging relationships are presented in the financial statements and simplifies the application of hedge accounting in certain situations.

The Company early adopted ASU No. 2017-12 effective January 1, 2020. Adoption of the standard enhanced the presentation of the effects of our hedging instruments and the hedged items in our Consolidated Financial Statements to increase the understandability of the results of our hedging strategies.

Media Content — In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, to align the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization.

As a result of adopting this ASU on January 1, 2021, the Company applied the guidance of ASC Topic 926, Entertainment - Films for the original content the Company self-produces and where the intellectual property is owned by the Company. For content the Company produces, the costs associated with production, including development costs, direct costs and production overhead will be capitalized and amortized over the estimated useful life of the asset. The adoption of the ASU had a $3.3 million impact on the Company’s Consolidated Financial Statements through December 31, 2021.

Convertible Instruments and Contracts — In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating certain separation models and will generally be reported as a single liability at its amortized cost. In addition, ASU 2020-06 eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company early adopted ASU 2020-06 effective January 1, 2021, which did not have an impact on the Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Adopted

Leases — In February 2016, the FASB issued ASU 2016-02, Leases (“ASC 842”), which supersedes the lease requirements in ASC Topic 840, Leases (“ASC 840”). This guidance increases transparency and comparability among organizations by recognizing lease assets and lease liabilities in the Consolidated Balance Sheets. The guidance requires disclosure to enable users of the Consolidated Financial Statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The transition to ASU No. 2016-02 requires the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach. In June 2020, the FASB issued ASU No. 2020-05, Effective Dates for Certain Entities, which deferred the effective date for nonpublic entities, including emerging growth companies, that had not yet adopted the original ASU. Under the amended guidance, the leasing standard will be effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the effect of adoption of these standards on the Consolidated Financial Statements and related disclosures but expects to record a material right-of-use asset and liability on the Consolidated Balance Sheets related to our operating leases upon adoption on January 1, 2022. Upon adoption, the Company expects to elect the package of practical expedients, which among other things, allows the Company not to reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs. The Company will continue to finalize the implementation of new processes and the assessment of the impact of this adoption on the Consolidated Financial Statements.

Credit Losses — In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a company to consider forward looking information to determine current estimated credit losses for all financial instruments that are not accounted for at fair value through net income. ASU No. 2019-10 defers the effective date of ASU No. 2016-13 to January 1, 2023. The Company does not expect the adoption of ASU No. 2016-13 to have a material impact on Consolidated Financial Statements and related disclosures.

Reference Rate Reform — In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (ASC Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”), which provides optional relief to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. Additionally, in January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (ASC Topic 848), which clarifies that certain optional expedients and exceptions in ASC 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The Company does not expect the adoption of these ASUs to have a material impact on the Consolidated Financial Statements and related disclosures.

2 — Revenue

Disaggregation of Revenue — The following table presents Hagerty’s revenue by distribution channel offering, as well as a reconciliation to total revenue for the years ended December 31, 2021 and 2020:

	Agent	Direct	Total
	in thousands
	Year Ended December 31, 2021
Commission and fee revenue	$115,310	$98,926	$214,236
Contingent commission	29,552	27,783	57,335
Membership revenue	—	40,605	40,605
Other revenue	—	11,079	11,079

Total revenue from customer contracts	$144,862	$178,393	$323,255
Earned premium recognized under ASC 944			295,824

Total revenue			$619,079

	Year Ended December 31, 2020
Commission and fee revenue	$99,294	$82,721	$182,015
Contingent commission	30,024	24,404	54,428
Membership revenue	—	36,278	36,278
Other revenue	—	6,325	6,325

Total revenue from customer contracts	$129,318	$149,728	$279,046
Earned premium recognized under ASC 944			220,502

Total revenue			$499,548

The following table presents Hagerty’s revenue disaggregated by geographic area, as well as a reconciliation to total revenue for the years ended December 31, 2021 and 2020:

	U.S.	Canada	Europe	Total
	in thousands
	Year Ended December 31, 2021
Commission and fee revenue	$193,520	$16,782	$3,934	$214,236
Contingent commission	57,424	(383)	294	57,335
Membership revenue	37,688	2,917	—	40,605
Other revenue	9,448	301	1,330	11,079

Total revenue from customer contracts	$298,080	$19,617	$5,558	$323,255
Earned premium recognized under ASC 944				295,824

Total revenue				$619,079

	Year Ended December 31, 2020
Commission and fee revenue	$165,740	$13,274	$3,001	$182,015
Contingent commission	51,820	1,741	867	54,428
Membership revenue	33,938	2,340	—	36,278
Other revenue	4,976	129	1,220	6,325

Total revenue from customer contracts	$256,474	$17,484	$5,088	$279,046
Earned premium recognized under ASC 944				220,502

Total revenue				$499,548

Earned Premium — The following table presents Hagerty Re’s total premiums assumed and the change in unearned premiums for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	in thousands
Underwriting income:
Premiums assumed	$353,925	$250,557
Reinsurance premiums ceded	(7,920)	(3,086)

Net premiums assumed	346,005	247,471
Change in unearned premiums	(50,491)	(25,601)
Change in deferred reinsurance premiums	310	(1,368)

Net premiums earned	$295,824	$220,502

Contract Assets — The following table is a reconciliation of the changes in the Company’s contract assets for the periods specified below. Contract assets are classified as “Commission receivable” on the Consolidated Balance Sheets.

	2021	2020
	in thousands
Contract assets as of January 1,	$54,541	$46,320
CUC received	(54,280)	(46,207)
CUC recognized	57,335	54,428

Contract assets as of December 31,	$57,596	$54,541

Contract Liabilities — The following is a reconciliation of the changes in the Company’s contract liabilities for the periods specified below:

	Current		Long-Term
	2021	2020	2021	2020
	in thousands
Contract liabilities as of January 1,	$19,541	$16,962	$19,667	$—
Advanced commission	—	333	—	19,667
Membership and other revenue recognized during the period	(51,684)	(42,603)	—	—
Membership and other revenue deferred during the period	53,866	44,849	—	—

Contract liabilities as of December 31,	$21,723	$19,541	$19,667	$19,667

3 — Deferred Acquisition Costs

The following table presents a reconciliation of the changes in deferred acquisition costs for the periods specified below:

	2021	2020
	in thousands
Deferred acquisition costs as of January 1,	$58,572	$46,808
Acquisition costs deferred	163,946	117,738
Amortization charged to income	(140,983)	(105,974)

Deferred acquisition costs as of December 31,	$81,535	$58,572

4 — Prepaid Expenses and Other Assets

Prepaid expenses and other assets, current and long-term, consist of:

	Year Ended December 31,
	2021	2020
	in thousands
Prepaid sales, general and administrative expenses	$18,004	$11,661
Prepaid SaaS implementation costs	16,318	15,369
Fixed income investments	10,785	—
Contract costs	4,160	2,749
Media content	3,335	—
Other	8,118	5,044

Prepaid expenses and other assets	$60,720	$34,823

5 — Property and Equipment

The following table summarizes the carrying value of the Company’s property and equipment.

	December 31,
	2021	2020
	in thousands
Land and land improvements	$930	$930
Buildings	1,748	1,748
Leasehold improvements	10,309	7,917
Furniture and equipment	15,121	13,829
Computer equipment and software	20,405	25,609
Automobiles	738	747

Total property and equipment	$49,251	$50,780
Less: accumulated depreciation	(20,888)	(24,958)

Property and equipment, net	$28,363	$25,822

Property and equipment depreciation expense was $6.4 million and $4.7 million for the years ended December 31, 2021 and 2020, respectively.

6 — Business Combination

On December 2, 2021, through The Hagerty Group, the Company completed the Business Combination pursuant to the Business Combination Agreement with Aldel and Merger Sub, with The Hagerty Group surviving as a wholly owned subsidiary of the Company immediately following the Business Combination. In connection with the closing of the Business Combination, the registrant changed its name from Aldel Financial Inc. to Hagerty, Inc.

Pursuant to the terms of the Business Combination Agreement, (a) Merger Sub was merged with and into The Hagerty Group, whereupon the separate limited liability company existence of Merger Sub ceased to exist and The Hagerty Group became the surviving company and continues to exist under the Delaware Limited Liability Company Act and (b) the existing limited liability company agreement of The Hagerty Group was amended and restated to, among other things, make Aldel a member of The Hagerty Group.

As outlined within the Business Combination Agreement, certain accredited investors or qualified institutional buyers (the “PIPE Investors”) entered into the Subscription Agreement, pursuant to which the PIPE Investors agreed to purchase 70,385,000 shares (the “PIPE Shares”) of the Company’s Class A Common Stock and 12,669,300 warrants to purchase shares of Class A Common Stock (the “PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities”) for an aggregate purchase price of $703.9 million (the “PIPE Financing”). The sale of the PIPE Securities was consummated concurrently with the Closing.

In connection with the consummation of the Business Combination:

•

all of the existing limited liability company interests of The Hagerty Group held by HHC were converted into (1) $489.7 million in cash, (2) 176,033,906 Hagerty Group Units, and (3) 176,033,906 shares of Class V Common Stock;

•

all of the existing limited liability company interests of The Hagerty Group held by Markel were converted into (1) 75,000,000 Hagerty Group Units, and (2) 75,000,000 shares of Class V Common Stock of the Company;

•	3,005,034 shares of Aldel’s 11,500,000 Class A Common Stock subject to redemption were redeemed, resulting in 8,494,966 Class A Common Stock still outstanding;

•	all of the 2,875,000 outstanding shares of Aldel’s Class B Common Stock were converted into shares of Class A Common Stock on a one-for-one basis; and

•	572,500 outstanding Aldel Class A Common Stock became Hagerty, Inc. Class A Common Stock.

Immediately after giving effect to the Business Combination, there were 82,327,466 shares of Hagerty Class A Common Stock outstanding, 251,033,906 shares of Hagerty Class V Common Stock outstanding and 20,005,550 warrants outstanding which can be converted on a one-for-one basis to Class A Common Stock. Refer to Note 17 — Warrant Liabilities for additional information on the Company’s warrants.

Following the Closing, the Company is organized as a C corporation and owns an equity interest in The Hagerty Group in what is commonly known as an “Up-C” structure in which substantially all of the assets and liabilities of the Company are held by The Hagerty Group. As of December 31, 2021, the Company owned 24.7% of The Hagerty Group.

As a result of the Up-C structure, redeemable non-controlling interest is held by the Legacy Unit Holders, who retained 75.3% of the economic ownership of The Hagerty Group as of December 31, 2021.

In connection with the Business Combination, the Company incurred direct and incremental costs of approximately $41.9 million, consisting of primarily investment banking, insurance and professional fees, of which $32.6 million were recorded as a reduction of Additional-paid-in-capital within the Consolidated Balance Sheets.

In connection with the Business Combination, Hagerty, Inc. entered into the TRA with the Legacy Unit Holders. The TRA provides for payment to the Legacy Unit Holders of 85% of the U.S. federal, state and local income tax savings realized by Hagerty, Inc. as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated under the Business Combination Agreement upon the exchange of Hagerty Group Units and Class V Common Stock for Class A Common Stock or cash. Refer to Note 21 — Taxation for additional information related to the TRA.

The following table is a summary of the cash inflows and outflows related to the Business Combination:

Business Combination
in thousands
Cash in trust, net of redemptions	$85,811
Cash, PIPE	703,850
Less: transaction costs and advisory fees	(41,859)
Less: Cash consideration to HHC at Closing	(489,661)

Net cash received from Business Combination	$258,141

7 — Acquisitions

2021 Business Combinations — On June 22, 2021, the Company purchased the Amelia Island Concours d’Elegance event. On July 22, 2021, the Company’s MHH Canadian subsidiary purchased the Paddock Motor Club in Toronto, Canada. On August 12, 2021, the Company purchased McCall’s Motorworks Revival. On November 30, 2021, Member Hubs Seattle, LLC purchased the operations of Driver Club, LLC. The pro forma effect of these acquisitions does not materially impact the Company’s reported results, either individually or in the aggregate, for each period presented in the Consolidated Statements of Operations. As a result, no pro forma information has been presented.

2020 Asset Acquisition — The Company completed one acquisition in 2020 that was accounted for as an asset acquisition. On March 1, 2020, the Company purchased the renewal rights to the collector insurance policies effective on or after March 1, 2020 from a Canadian insurance brokerage. As part of the transaction, the seller entered into a non-compete agreement with the Company wherein it is prohibited from competing with the Company for a period of five years. Total purchase consideration for the acquisition was $9.7 million, with cash paid at closing of $2.5 million and estimated current and long-term liabilities of $2.4 million and $4.8 million, respectively.

2020 Business Combination — The Company purchased California Mille in 2020, which was accounted for as a business combination. The pro forma effect of this acquisition did not materially impact the Company’s reported results, for each period presented in the Consolidated Statements of Operations. As a result, no pro forma information has been presented.

The following table summarizes the purchase consideration and the purchase price allocation to fair values of the identifiable assets acquired and liabilities assumed as of the date of each acquisition:

	December 31,
	2021	2020
	in thousands
Cash	$11,450	$2,944
Fair value of non-cash consideration	3,767	9,191

Total consideration	$15,217	$12,135

Allocation of purchase price:
Other current assets	$1,416	$62
Intangible assets	7,134	11,266
Goodwill	6,753	944

Total assets acquired	15,303	12,272
Liabilities assumed
Accrued compensation, current	—	38
Contract liabilities, current	86	99

Total liabilities assumed	86	137

Fair value of net assets acquired	$15,217	$12,135

8 — Intangible Assets

The cost and accumulated amortization of intangible assets as of December 31, 2021 and 2020 are as follows:

	Weighted Average Useful Life	December 31,
		2021	2020
		in thousands
Renewal rights	10.0	$17,557	$17,112
Internally developed software	3.1	76,865	42,595
Trade names and trademarks	19.7	5,004	2,009
Other	12.6	7,116	3,065

Intangible assets		106,542	64,781

Less: accumulated amortization		(30,371)	(18,164)

Intangible assets, net		$76,171	$46,617

Intangible asset amortization expense was $12.8 million and $5.8 million for the years ended December 31, 2021 and 2020 respectively.

The estimated future aggregate amortization expense as of December 31, 2021 is as follows (in thousands):

2022	$19,926
2023	21,789
2024	13,744
2025	5,924
2026	2,553
Thereafter	12,235

Total	$76,171

9 — Goodwill

In applying the acquisition method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired were based on estimated fair values as of the date of acquisition, with the remainder recorded as goodwill.

The following is a reconciliation of the changes in the Company’s goodwill for the periods specified below:

	2021	2020
	in thousands
Goodwill as of January 1,	$4,745	$3,801
Goodwill resulting from acquisition	6,743	944

Goodwill as of December 31,	$11,488	$4,745

10 — Provision for Unpaid Losses and Loss Adjustment Expenses

The following table presents the provision for unpaid losses and loss adjustment expenses, net of amounts recoverable from reinsurers, at December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	in thousands
Outstanding losses reported	$38,207	$22,710
IBNR	36,662	32,278

Total unpaid losses and loss adjustment expenses	$74,869	$54,988

The following table presents a reconciliation of beginning and ending provision for unpaid losses and loss adjustment expenses, net of amounts recoverable from reinsurers:

	Year Ended December 31,
	2021	2020
	in thousands
Net unpaid losses and loss adjustment expenses, beginning of the year	$54,988	$32,581
Incurred losses and loss adjustment expenses:
Current accident year	$132,481	$91,025
Prior accident year(1)	(10,401)	—

Total incurred losses and loss adjustment expenses	$122,080	$91,025

Payments:
Current accident year	$76,559	$53,734
Prior accident year	25,656	14,884

Total payments	$102,215	$68,618

Effect of foreign currency rate changes	16	—

Net reserves for losses and loss adjustment expenses, end of year	$74,869	$54,988
Reinsurance recoverables	—	—

Gross reserves for losses and loss adjustment expenses, end of year	$74,869	$54,988

(1)	Prior accident year development reflects lower than originally estimated incurred claims related to frequency and severity in accident years 2017 to 2020.

In updating Hagerty Re’s loss reserve estimates, inputs are considered and evaluated from many sources, including actual claims data, the performance of prior reserve estimates, observed industry trends, and internal review processes, including the views of the Company’s actuary. These inputs are used to improve evaluation techniques and to analyze and assess the change in estimated ultimate losses for each accident year by line of business. These analyses produce a range of indications from various methods, from which an actuarial point estimate is selected.

In determining management’s best estimate of the reserves for losses and loss adjustment expenses as of December 31, 2021 and 2020, consideration was given both to the actuarial point estimate and a number of other internal and external factors, including:

•	uncertainty around inflationary costs, both economic and social inflation;

•	estimates of expected losses through the use of historical loss data;

•	changing mix of business due to large growth in modern collectibles which carry a different risk profile than the Company’s classic book;

•	legislative and judicial changes in the jurisdictions in which the Company writes insurance; and

•	industry experience.

The following factors are relevant to the additional information included in the tables following:

•	Table organization: The tables are organized by accident year and include policies written on an occurrence basis.

•

Groupings: The Company believes that grouping total reserves for losses and loss adjustment expenses by line of business have homogenous risk characteristics with similar development patterns and would generally be subject to similar trends.

•	Claim counts: The Company considers a reported claim to be one claim for each claimant for each loss occurrence.

•	Limitations: There are limitations that should be considered on the reported claim count data in the tables below, including: claim counts are presented only on a reported (not an ultimate) basis.

The following table presents a summary of total reserves for losses and loss adjustment expenses, gross of reinsurance recoverable, for the periods specified below:

	December 31,
	2021	2020
	in thousands
Auto	$74,573	$54,548
Marine	296	440

Total reserves for losses and loss adjustment expenses	$74,869	$54,988

The following tables present incurred losses and loss adjustment expenses, by accident year, undiscounted and net of reinsurance recoveries.

a) Auto

(dollars in thousands)						Reserves for Losses and Loss Adjustment Expenses Incurred But Not Reported	Cumulative Number of Reported Claims
	Reporting Years Ended December 31,
Accident Year	2017*	2018*	2019*	2020*	2021	As of December 31, 2021
2017	$18,594	$18,594	$18,594	$18,594	$18,409	$318	11,030
2018		40,422	40,287	40,287	37,516	101	20,627
2019			63,642	63,642	59,660	1,336	23,723
2020				90,110	86,608	6,345	27,178
2021					131,643	28,366	33,387

Total					$333,836	$36,466	115,945
Cumulative paid losses and loss adjustment expenses from the table below					(259,263)	—
Reserves for losses and loss adjustment expenses before 2017, net of reinsurance					—	—

Reserves for losses and loss adjustment expenses, undiscounted and net of reinsurance					$74,573	$36,466

Cumulative paid losses and loss adjustment expenses by accident year (in thousands):

	As of December 31,
Accident Year	2017*	2018*	2019*	2020*	2021
2017	$11,410	$16,655	$17,442	$17,530	$17,897
2018		23,915	34,992	35,899	36,414
2019			37,910	51,491	55,617
2020				53,167	73,402
2021					75,933

Total					$259,263

*	Unaudited required supplemental information.

b) Marine:

(dollars in thousands)						Reserves for Losses and Loss Adjustment Expenses Incurred But Not Reported	Cumulative Number of Reported Claims
	Reporting Years Ended December 31,
Accident Year	2017*	2018*	2019*	2020*	2021	As of December 31, 2021
2017	$198	$198	$198	$198	$183	$—	124
2018		437	437	437	489	9	189
2019			893	893	835	—	192
2020				915	975	8	206
2021					854	164	198

Total					$3,336	$181	909
Cumulative paid losses and loss adjustment expenses from the table below					(3,040)	—
Reserves for losses and loss adjustment expenses before the 2017 accident year					—	—

Reserves for losses and loss adjustment expenses, undiscounted and net of reinsurance					$296	$181

Paid losses and loss adjustment expenses by accident year (in thousands):

Accident Year	2017*	2018*	2019*	2020*	2021
2017	$138	$183	$183	$182	$182
2018		332	426	425	431
2019			514	828	835
2020				568	967
2021					625

Total					$3,040

*	Unaudited required supplemental information.

The following table presents supplementary information about average historical claims duration as of December 31, 2021 based on the cumulative incurred and paid losses and allocated loss adjustment expenses presented above.

	Average Annual Percentage of Payout of Incurred Claims by Age (in Years), Net of Reinsurance
unaudited	Year 1	Year 2	Year 3	Year 4	Year 5
Auto	61.4%	25.2%	7.4%	2.8%	0.9%
Marine	74.1%	15.2%	10.2%	0.2%	0.3%

11 — Reinsurance

Hagerty Re purchases catastrophe reinsurance to protect held capital from large catastrophic events and to provide earnings protection and stability. As of December 31, 2021, Hagerty Re’s program provides $83.0 million of excess of loss coverage attaching at $7.0 million. The top layer ($10.0 million excess of $80.0 million) can also be used to provide $10.0 million of aggregate catastrophe protection attaching after $10.5 million of annual catastrophe loss. The Company retains 25% of the liability of this top and aggregate cover. It is the Company’s intention to renew the program annually after adjusting for portfolio growth.

During 2021, Hagerty Re renewed and increased its catastrophe reinsurance coverage effective January 1, 2022. The current program provides $100.0 million of coverage excess of a per event retention of $10.0 million in three layers; $50.0 million excess of $10.0 million, $30.0 million excess of $60.0 million and $10.0 million excess of $90.0 million. The top layer can also be used to provide $10.0 million of aggregate catastrophe protection attaching after $12.5 million of annual catastrophe loss.

Reinsurance contracts do not relieve Hagerty Re from its primary liability to the ceding carriers according to the terms of its reinsurance treaties. Failure of reinsurers to honor their obligations could result in additional losses to Hagerty Re. Hagerty Re evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers. All of Hagerty Re’s reinsurers have an A.M. Best rating of A- (excellent) or better, or fully collateralize their maximum obligation under the treaty.

12 — Statutory Capital and Surplus

Dividend Restrictions — Under Bermuda law, Hagerty Re is prohibited from declaring or making payment of a dividend if it fails to meet its minimum solvency margin or minimum liquidity ratio. Prior approval from the Bermuda Monetary Authority (“BMA”) is also required if Hagerty Re’s proposed dividend payments would exceed 25% of its prior year-end total statutory capital and surplus. The amount of dividends which could be paid in 2022 without prior approval is $26.8 million.

Capital Restrictions — In Bermuda, Hagerty Re is subject to the Bermuda Solvency Capital Requirement (“BSCR”) administered by the BMA. No regulatory action is taken if an insurer’s capital and surplus is equal to or in excess of its enhanced capital requirement determined by the BSCR model. In addition, the BMA has established a target capital level for each insurer, which is 120% of the enhanced capital requirement. Hagerty Re has a more prudent target of 130% of the enhanced capital requirement.

Statutory Financial Information — Hagerty Re prepares its statutory financial statements in conformity with the accounting principles set forth in Bermuda in The Insurance Act 1978, amendments thereto and related regulations. At December 31, 2021 and 2020, the general business statutory capital and surplus of the Company was $107.3 million and $82.0 million, respectively, and the general business statutory net income of Hagerty Re was $25.2 million and $18.3 million for the years ended December 31, 2021 and 2020, respectively.

13 — Fair Value Measurements

Hagerty measures and discloses fair values in accordance with the provisions of ASC 820. The Company’s significant fair value measurements primarily relate to interest rate swaps, warrant liabilities, and fixed income investments. The Company uses valuation techniques based on inputs such as observable data, independent market data and/or unobservable data. Additionally, Hagerty makes assumptions in valuing its assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation techniques.

The Company classifies fair value measurements within one of three levels in the fair value hierarchy. The level assigned to a fair value measurement is based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The three levels of the fair value hierarchy are as follows:

•

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for substantially the full term of the asset or liability.

•	Level 3 — Unobservable inputs that management believes are predicated on the assumptions market participants would use to measure the asset or liability at fair value.

The Company’s policy is to recognize significant transfers between levels at the end of the reporting period.

Recurring fair value measurements

Interest rate swaps

Interest rate swaps are determined to be Level 2 within the fair value hierarchy. The significant inputs, such as the LIBOR forward curve, of interest rate swaps are considered observable market inputs. The Company monitors the credit and nonperformance risk associated with its counterparty and believes them to be insignificant. Refer to Note 15 — Interest Rate Swaps for additional information.

Warrant liabilities

The Company has public and private warrants outstanding as of December 31, 2021 (refer to Note 17 — Warrant Liabilities for additional information).

The Company has determined that its Public Warrants are Level 1 within the fair value hierarchy. The Public Warrants are measured utilizing quoted market prices.

The Company has determined that its private warrants are Level 3 within the fair value hierarchy. The Company’s private warrants include Private Placement Warrants, Underwriter Warrants, OTM Warrants and PIPE Warrants. The Company utilizes a Monte Carlo simulation model to measure the fair value of the private warrants. The Company’s Monte Carlo simulation model includes assumptions related to the expected stock-price volatility, expected term, dividend yield and risk-free interest rate.

The following table summarizes the significant inputs in the valuation model as of December 31, 2021:

Inputs	Private Placement Warrants	Underwriter Warrants	OTM Warrants	PIPE Warrants
Exercise price	$11.50	$11.50	$15.00	$11.50
Common stock price	$14.18	$14.18	$14.18	$14.18
Volatility	26.5%	26.5%	28.0%	26.5%
Expected term of the warrants	4.92	4.92	9.93	4.92
Risk-free rate	1.25%	1.25%	1.52%	1.25%
Dividend yield	$—	$—	$—	$—

The Company estimates the volatility of its common stock based on factors including, but not limited to, implied volatility of the Public Warrants, the historical performance of comparable companies, and management’s understanding of the volatility associated with similar instruments of other entities.

The risk-free rate is based on the yield of the U.S. Treasury Constant Maturity for a term that approximates the expected remaining life, which is assumed to be the remaining contractual term, of the warrants.

The dividend rate is based on the Company’s historical rate, which the Company anticipates to remain at zero.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2021 and 2020, is shown in the table below:

	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
	in thousands
	December 31, 2021
Financial Assets
Interest rate swaps	$531	$—	$531	$—

Total	$531	$—	$531	$—
Financial Liabilities
Public warrants	$25,243	$25,243	$—	$—
Private placement warrants	1,248	—	—	1,248
Underwriter warrants	139	—	—	139
OTM warrants	6,849	—	—	6,849
PIPE warrants	55,887	—	—	55,887

Total	$89,366	$25,243	$—	$64,123

	December 31, 2020
Financial Liabilities
Interest rate swaps	$801	$—	$801	$—

Total	$801	$—	$801	$—

The following table presents a reconciliation of the Company’s warrant liabilities that are classified as Level 3 within the fair value hierarchy for the year ended December 31, 2021:

	Private Placement Warrants	Underwriter Warrants	OTM Warrants	PIPE Warrants	Total
	in thousands
Balance at December 31, 2020	$—	$—	$—	$—	$—
Issuance of warrant liabilities	460	51	2,899	31,800	35,210
Change in fair value of warrant liabilities	788	88	3,950	24,087	28,913

Balance at December 31, 2021	$1,248	$139	$6,849	$55,887	$64,123

Fixed Income Investments

The Company has fixed income investments that consist of Canadian Sovereign and Provincial fixed income securities held in a trust account to meet the requirements of a third-party insurer, Aviva, in connection with Hagerty Re’s reinsurance agreement.

The Company classifies its fixed income investments in connection with its reinsurance agreement as held-to-maturity, as the Company has the intent and ability to hold these investments to maturity. The Company has determined that its fixed income investments are Level 2 within the fair value hierarchy, as these investments are valued using observable inputs such as quoted prices for similar assets at the measurement date.

The following table discloses the fair value and related carrying amount of fixed income securities held within Hagerty Re’s investments:

	Carrying Amount	Estimated Fair Value
	in thousands
	December 31, 2021
Fixed income securities, short-term	$1,189	$1,188
Fixed income securities, long-term	9,596	9,476

Total	$10,785	$10,664

The duration of all unrealized losses is less than 12 months. The Company has reviewed the portfolio for other than temporary impairments and concluded that no impairment exists as of December 31, 2021. The Company did not record any gains or losses on these securities during the year ended December 31, 2021.

14 — Debt

As of the indicated dates, the principal amount of Hagerty’s debt consisted of the following:

	December 31,
	2021	2020
	in thousands
Credit Facility	$135,500	$68,000
Note payable	1,000	2,000

Total debt outstanding	$136,500	$70,000

Less: current portion	(1,000)	(1,000)

Total long-term debt outstanding	$135,500	$69,000

Aggregate annual maturities of long-term debt at December 31, 2021 are as follows (in thousands):

Year ending December 31,
2022	$1,000
2023	—
2024	—
2025	—
2026	135,500

Total	$136,500

Credit Facility — In October 2021, the Company entered into a Third Amendment to Amended and Restated Credit Agreement (“Credit Agreement”), which amended the terms of its revolving credit facility (“Credit Facility”) with JPMorgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto from time to time as lenders.

The aggregate amount of commitments available to the Company under the Credit Facility is $230.0 million. The Credit Agreement also provides for an uncommitted incremental facility under which the Company may request one or more increases in the amount of the commitments available under the Credit Facility in an aggregate amount not to exceed $50.0 million. Additionally, the Credit Agreement also provides for the issuance of letters of credit and the making of discretionary swing line loans, with sublimits of $25.0 million and $3.0 million, respectively, or lesser amounts in the event the available aggregate commitments are less than such sublimits.

The current term of the Credit Agreement expires in October 2026 and may be extended by one year on an annual basis if agreed to by the Company and the lenders party thereto. Any unpaid balance on the Credit Facility is due at maturity.

The Company may elect that borrowings made under the Credit Facility bear interest at a rate per annum equal to either (i) a base rate equal to the greatest of (a) the prime rate published by the Wall Street Journal, (b) the greater of (1) the federal funds effective rate and (2) the overnight bank funding rate, in either case, plus 0.5%, and (c) a one-month adjusted LIBOR plus 1.0% or (ii) an adjusted LIBOR rate equal to the LIBOR multiplied by the statutory reserve rate, plus, in either case, an applicable margin based on a leverage ratio calculated based on the Company’s financial statements for its four most recent fiscal quarters. The effective borrowing rate was 1.61% and 2.48% as of December 31, 2021 and 2020, respectively.

The Credit Facility borrowings are collateralized by Company assets, except for the assets of the Company’s U.K., Bermuda and German subsidiaries as well as the assets of the Hagerty Events, LLC and the non-wholly owned subsidiaries of MHH.

Under the Credit Agreement, the Company is required, among other things, to meet certain financial covenants (as defined in the Credit Agreement), including a fixed charge coverage ratio and a leverage ratio. As of December 31, 2021 and 2020, the Company was in compliance with the covenants under the Credit Agreement.

The Credit Facility includes a provision for determining a LIBOR successor rate in the event LIBOR reference rates are no longer available. The alternative benchmark replacement rate is the Secured Overnight Financing Rate (“SOFR”). In addition, the facility includes a provision for determining a SOFR successor rate in the event SOFR reference rates are no longer available. If no SOFR successor rate has been determined, the rate will be based on the higher of the Prime Rate or the federal funds rate plus a fixed margin.

Note Payable — The Company has a note payable related to a business combination for the future purchase installment payments. The note is paid in two equal installments, $1.0 million of which was paid in 2021, and interest is calculated at a fixed rate of 3.25%. The note payable expires March 1, 2022 at which time the second installment is due.

Letters of Credit — The Company authorized two letters of credit for a total of $10.8 million for operational purposes related to Section 953(d) tax structuring election and lease down payment support.

15 — Interest Rate Swaps

Hagerty’s interest rate swap agreements are used to fix the interest rate on a portion of the Company’s existing variable rate debt to reduce the exposure to interest rate fluctuations. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on the interest rate swap agreements is recognized as an adjustment to interest expense within “Interest and other income (expense)” on the Consolidated Statements of Operations.

As of December 31, 2021 the Company had two outstanding swaps. In March 2017, the Company entered into an interest rate swap agreement with an original notional amount of $15.0 million at a fixed rate of 2.20%. In December 2020, the Company entered into an interest rate swap agreement with an original notional amount of $35.0 million at a fixed rate of 0.78%. The estimated fair value of interest rate swap is included within “Other long-term liabilities” on the Consolidated Balance Sheets as of December 31, 2021 and 2020.

In accordance with ASC 815, the Company designated the December 2020 interest rate swap as a cash flow hedge and formally documented the relationship between the interest rate swap and the variable rate borrowings, as well as its risk management objective and strategy for undertaking the hedge transaction. The Company also assessed, at the hedge’s inception and will continue to assess on an ongoing basis, whether the derivative used in the hedging transaction was highly effective in offsetting changes in the cash flows of the hedged item. The hedge is deemed effective, and therefore, the change in fair value is recorded within “Derivative instruments” in the Consolidated Statements of Comprehensive Income (Loss). Such amounts are reclassified into interest expense, net from Other comprehensive income (loss) during the period in which the hedged item affects earnings. There were no such reclassifications during the years ended December 31, 2021 and 2020. The Company does not expect to have a reclassification into earnings within the next 12 months.

16 — Members’ and Stockholders’ Equity

Prior to the Business Combination, The Hagerty Group had one class of partnership interests. These units were recapitalized as Hagerty Group Units in connection the Business Combination. The partnership interests are reflected as The Hagerty Group’s historical members’ equity in the Consolidated Balance Sheets. As of the Closing and as of December 31, 2021, Hagerty held a 24.7% economic ownership interest in The Hagerty Group.

Class A Common Stock — Hagerty is authorized to issue 500,000,000 shares of Class A Common Stock with a par value of $0.0001 per share. Holders of Class A Common Stock are entitled to one vote for each share. Additionally, Class A Common Stock is defined as “Economic Common Stock,” and holders are entitled to receive dividends and other distributions (payable in cash, property, or capital stock of the Company) when, as and if declared thereon by Hagerty’s Board from time to time out of any assets or funds of the Company legally available therefor and share equally on a per share basis in such dividends and distributions. As of December 31, 2021, there were 82,327,466 shares of Class A Common Stock issued and outstanding.

Class V Common Stock — Hagerty is authorized to issue 300,000,000 shares of Class V Common Stock with a par value of $0.0001 per share. Class V Common Stock represents voting, non-economic interests in Hagerty. Holders of Class V Common Stock are entitled to 10 votes for each share. As of December 31, 2021, there were 251,033,906 shares of Class V Common Stock issued and outstanding.

Preferred Stock — Hagerty is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.0001 per share. Hagerty’s Board has the authority to issue shares of Preferred Stock with such designations, voting and other rights and preferences as may be determined from time to time. As of December 31, 2021, there were no shares of Preferred Stock issued and outstanding.

Members’ Equity — Prior to the Business Combination, The Hagerty Group had 100,000 units outstanding with no par value. At Closing, all units were converted to Hagerty Group Units and Class V Common Stock as further described in Note 6 — Business Combination.

Non-controlling Interest — Non-controlling interest represents the portion of economic ownership of MHH that is not owned or controlled by The Hagerty Group. The Company consolidates its ownership of MHH under the voting interest method. Non-controlling interest is shown separately on the Consolidated Statements of Operations showing the portion that is not owned by The Hagerty Group.

Redeemable Non-controlling Interest — Following the Business Combination, Hagerty is the managing member of The Hagerty Group and, as a result, consolidates the financial results of The Hagerty Group. The Company reports redeemable non-controlling interest representing economic interests in The Hagerty Group held by the Legacy Unit Holders. Under the Exchange Agreement, the Legacy Unit Holders can exchange Class V Common Stock and associated Hagerty Group Units for an equivalent amount of Class A Common Stock, or at the option of the Company, for cash.

The decision to exchange the Legacy Unit Holders’ Class V Common Stock and associated Hagerty Group Units for an equivalent amount of Class A Common Stock or cash is made at the discretion of the Company. However, the Company is controlled by the Legacy Unit Holders through their voting control with Class V Common Stock.

Accordingly, the non-controlling interest is considered a redeemable non-controlling interest and is required to be reported as temporary equity. The redeemable non-controlling interest is measured at the greater of the initial fair value or the redemption value, with a corresponding adjustment to additional paid-in capital. Future redemptions or exchanges of Hagerty Group Units by the Legacy Unit Holders will result in a change in ownership and reduce the Company’s redeemable non-controlling interest. Class V Common Stock and Hagerty Group Units held by the Legacy Unit Holders are exchangeable at the earlier of 180 days from the close of the Business Combination or when the founder shares are no longer locked, as defined within the Lock-Up Agreement, dated as of December 2, 2021, between the Company, and the Legacy Unit Holders. As of December 31, 2021, the Class V Common Stock and Hagerty Group Units held by the Legacy Unit Holders were not unlocked.

It is probable that the Class V Common Stock and Hagerty Group Units will become redeemable as they will have become unlocked after a set period of time. Therefore, as of December 31, 2021, the Company has elected to accrete changes in the value of the redemption on a pro-rated basis using the 180 day lockout period and the closing price of the Class A Common Stock as of the period end date. The redeemable non-controlling interest had an accreted redemption value of $593.3 million as of December 31, 2021. Upon unlocking of the Class V Common Stock and Hagerty Group Units, the Company will adjust the redemption value each period using the closing Class A Common Stock price as of the period end date.

The following table summarizes the ownership of The Hagerty Group as of December 31, 2021:

Owner	Units Owned	Ownership Percentage
	in thousands (except percentages)
Hagerty, Inc. controlling interest	82,327	24.7%
Redeemable non-controlling interest	251,034	75.3%

Total	333,361	100.0%

The following table is a reconciliation of the changes in carrying value of redeemable non-controlling interest during the year ended December 31, 2021:

in thousands
Redeemable non-controlling interest as of December 2, 2021	$238,265
Net income (loss) attributable to redeemable non-controlling interest	(11,510)
Redemption value adjustment	366,522

Redeemable non-controlling interest as of December 31, 2021	$593,277

As of March 23, 2022 the Exchange Agreement was amended to revise the option for the Company to settle the exchange of Class V Common Stock and associated Hagerty Group Units in cash. Under the terms of the amendment, a cash exchange is only allowable in the event that net cash proceeds are received from a new permanent equity offering. Refer to Note 25 — Subsequent Events for additional information.

Earnings Per Share — The following table sets forth the calculation of basic EPS, which is based on Net income (loss) attributable to Hagerty for the years ended December 31, 2021 and 2020, divided by the weighted average of Class A Common Stock and Members’ Units as of December 31, 2021 and 2020, respectively. Diluted earnings per share of Class A Common Stock and Members’ Units is computed by dividing Net income (loss) attributable to Hagerty by the weighted average number of shares of Class A Common Stock and Members’ Units outstanding adjusted to give effect to potentially dilutive securities. The Company has not included the effects of the conversion of 20,005,550 public and private warrants and the conversion of 251,033,906 Class V Common Stock for the year ended December 31, 2021 to Class A Common Stock as their effect would be anti-dilutive. There were no potentially dilutive securities to Members’ Units for the year ended December 31, 2020.

	Year Ended December 31,
	2021	2020
	in thousands (except per share/unit amounts)
Numerator:
Net income (loss)	$(61,354)	$10,039
Net loss (income) attributable to non-controlling interest	398	127
Net loss (income) attributable to redeemable non-controlling interest	14,598	—

Net income (loss) attributable to controlling interest	$(46,358)	$10,166

Denominator:
Weighted average shares of Class A Common Stock — basic and diluted	82,327	N/A
Weighted average Members’ Units — basic and diluted	N/A	100
Earnings (loss) per share of Class A Common Stock — basic and diluted	$(0.56)	N/A
Earnings (loss) per unit — basic and diluted	N/A	$101.66

17 — Warrant Liabilities

In connection with the Business Combination, the Company registered 5,750,000 Public Warrants, 257,500 Private Placement Warrants, 28,750 Underwriter Warrants, 1,300,000 OTM Warrants and 12,669,300 PIPE Warrants. Upon the Closing, the following warrants were outstanding to purchase shares of the Company’s Class A Common Stock that were issued by Aldel prior to the Business Combination:

Public Warrants — Each warrant will be exercisable for one share of the Company’s Class A Common Stock at a price of $11.50 per share, subject to adjustments, commencing on April 12, 2022 (12 months after the Aldel IPO), provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities laws of the state of residence of the holder. The warrants may be exercised only for a whole number of shares of the Company’s Class A Common Stock. The warrants expire on December 1, 2026 (five years after the Closing date).

Private Placement Warrants — Each warrant will be exercisable for one share of the Company’s Class A Common Stock at a price of $11.50 per share, subject to adjustments, commencing on December 2, 2022 (12 months following the Business Combination), and subject to additional vesting requirements as outlined within the warrant agreements covering those securities, including the Sponsor Warrant Lock-Up Agreement, provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities laws of the state of residence of the holder. The warrants may be exercised only for a whole number of shares of the Company’s Class A Common Stock. Additionally, the Private Placement Warrants are exercisable on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees. The warrants expire on December 1, 2026 (five years after the Closing date).

Underwriter Warrants — Each warrant will be exercisable for one share of the Company’s Class A Common Stock at a price of $11.50 per share, subject to adjustments, commencing on April 12, 2022 (12 months after the Aldel IPO), provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities laws of the state of residence of the holder. The warrants may be exercised only for a whole number of shares of the Company’s Class A Common Stock. The Underwriter Warrants are exercisable on a cashless basis so long as they are held by the Underwriter or any of its permitted transferees. The warrants expire on December 1, 2026 (five years after the Closing date).

OTM Warrants — Each warrant will be exercisable for one share of the Company’s Class A Common Stock at a price of $15.00 per share, subject to adjustments, commencing on December 2, 2022 (12 months following the Business Combination) and subject to additional vesting requirements as outlined within the warrant agreements covering those securities, including the Sponsor Warrant Lock-Up Agreement, provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities laws of the state of residence of the holder. OTM Warrants may be exercised on a cashless basis so long as they continue to be held by the initial purchasers or their permitted transferees. The warrants expire on December 1, 2031 (ten years after the Closing date).

PIPE Warrants — Each warrant will be exercisable for one share of the Company’s Class A Common Stock at a price of $11.50 per share, subject to adjustments, commencing on January 1, 2022 (30 days after the date of the Business Combination), provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under securities laws of the state of residence of the holder. The PIPE Warrants may be exercised on a cashless basis. The warrants expire December 1, 2026 (five years after the Closing date).

The Company accounts for these warrants as liabilities in accordance with ASC 815. The warrant liability was measured at fair value as of the closing of the Business Combination for $46.8 million. In addition, the warrants are valued each reporting period and adjusted to market, with the increase or decrease being adjusted through earnings. A $42.5 million increase in the fair value of the warrant liability was reflected within “Change in fair value of warrant liabilities” in the Consolidated Statements of Operations for the year ended December 31, 2021. As of December 31, 2021, a warrant liability of $89.3 million was reflected as a long-term liability on the Consolidated Balance Sheets.

As of December 31, 2021, the total number of warrants outstanding was 20,005,550. No warrants were exercised as of December 31, 2021.

18 — Equity Based Compensation

In connection with the Closing, the Company adopted the 2021 Equity Incentive Plan, under which 38,317,399 shares of Class A Common Stock were reserved for issuance for incentive stock compensation. The 2021 Equity Incentive Plan allows for the issuance of incentive stock options, non-qualified stock options, restricted stock awards, stock appreciation rights, restricted stock units, and performance awards. The Board determines the period over which options become exercisable and options generally vest over a two to five-year period. The 2021 Equity Incentive Plan was approved concurrently with the Closing. As of the years ended December 31, 2021 and 2020, there were no incentive stock compensation grants.

In connection with the Closing, the Company adopted the 2021 Employee Stock Purchase Plan, under which 11,495,220 shares of Class A Common Stock were reserved for purchase by employees through the 2021 Employee Stock Purchase Plan. The 2021 Employee Stock Purchase Plan is subject to the provisions of Section 423 of the IRC and regulations thereunder. The Compensation Committee of the Board will administer the 2021 Employee Stock Purchase Plan, including discretionary authority to determine the time and frequency of granting options, the terms and conditions of the options and the number of shares subject to each option. The 2021 Employee Stock Purchase Plan was approved concurrently with the Closing. As of the years ended December 31, 2021 and 2020, no shares had been purchased under the 2021 Employee Stock Purchase Plan.

19 — Operating Leases

Noncancellable operating leases for office space, vehicles and equipment expire in various years through 2036. The majority of Hagerty’s leases require the Company to pay its share of certain costs (maintenance and insurance) and include an annual increase of no more than the consumer price index and an option to renew.

Future minimum lease payments in the following five years are as follows (in thousands):

2022	$9,068
2023	8,783
2024	8,587
2025	8,451
2026	7,936
Thereafter	53,940

Total	$96,765

Total rent expense for the years ended December 31, 2021 and 2020 was $7.4 million and $6.9 million respectively.

20 — Postretirement Benefits

The Company offers postretirement benefits. In the U.S., the Company offers a 401(k) profit-sharing plan covering substantially all U.S. employees. The plan provides for 4.0% matching contributions. Contributions to the plan were $4.9 million and $3.8 million for the years ended December 31, 2021 and 2020, respectively.

21 — Taxation

United States — The Hagerty Group is taxed as a pass-through ownership structure under provisions of the IRC and a similar section of state income tax law except for Hagerty Re. Any taxable income or loss generated by The Hagerty Group is passed through to and included in the taxable income or loss of the Hagerty Group Unit Holders, including the Company. The Company is taxed as a corporation under the IRC and pays corporate, federal, state and local taxes with respect to income allocated from The Hagerty Group. The Company has a TRA with the Legacy Unit Holders that requires the Company to pay 85% of the tax savings that are realized as a result of increases in the tax basis in The Hagerty Group’s assets as a result of an exchange of Hagerty Group Units and Class V Common Stock for Class A Common Stock or cash.

Canada — Canadian entities are taxed as non-resident corporations and subject to income tax in Canada under provisions of the Canadian Revenue Agency.

United Kingdom — U.K. entities are taxed as corporations and subject to income tax in the U.K. under provisions of HM Revenue & Customs.

Bermuda — Hagerty Re has received an undertaking from the Bermuda government exempting it from all local income, withholding and capital gains taxes until March 31, 2035. At present time no such taxes are levied in Bermuda.

Effective January 1, 2019, Hagerty Re made an irrevocable election under Section 953(d) of the U.S. IRC, as amended, to be taxed as a U.S. domestic corporation. As a result of this “domestic election”, Hagerty Re is subject to U.S. taxation on its world-wide income as if it were a U.S. corporation. In accordance with an agreement between Hagerty Re and the Internal Revenue Service (“IRS”), Hagerty Re established an irrevocable letter of credit with the IRS in 2021.

Income (loss) before income tax expense includes the following components:

	Year Ended December 31,
	2021	2020
	in thousands
United States	$(44,434)	$21,318
Foreign	(10,169)	(6,459)

Total	$(54,603)	$14,859

Total income tax expense (benefit) attributable to income (loss) for the years ended December 31, 2021 and 2020 consists of:

	Year Ended December 31,
	2021	2020
	in thousands
Current:
Federal	$3,753	$3,383
Foreign	(40)	(41)

	$3,713	$3,342

Deferred:
Federal	$3,038	$1,478
Foreign	—	—

	3,038	1,478

Total	$6,751	$4,820

Income tax expense reflected in the financial statements differs from the tax computed by applying the statutory U.S. federal rate of 21% to “Net income (loss)” before taxes as follows:

	Year Ended December 31,
	2021		2020
	in thousands (except percentages)
Income tax (benefit) expense at statutory rate	$(11,467)	21%	$3,120	21%
State taxes	(163)	0%	—	0%
Loss not subject to entity-level taxes	6,485	(12)%	706	5%
Foreign rate differential	(276)	1%	(161)	(1)%
Change in valuation allowance	2,759	(5)%	1,193	8%
Change in fair value of warrant liability	8,933	(16)%	—	0%
Permanent items	477	(1)%	—	0%
Other, net	3	0%	(38)	0%

Income tax expense	$6,751	(12)%	$4,820	33%

Deferred tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount recognized for tax purposes, as adjusted for foreign currency translation. At December 31, 2021 and 2020, the tax effects of temporary differences that give rise to significant portions of the deferred tax provision are as follows:

	December 31,
	2021	2020
	in thousands
Deferred tax assets
Discount on provision for losses and loss adjustment expenses	$557	$392
Unearned premiums	7,345	5,238
Accrued professional fees	5	7
Unrealized foreign currency gain	70	97
Excess tax basis	168,014	—
Foreign NOL carryforward	6,492	4,771
Other	315	—

Gross deferred tax asset	182,798	10,505
Less: valuation allowance	(174,821)	(4,771)

Total net deferred tax assets	$7,977	$5,734
Deferred tax liabilities
Deferred acquisition costs	$(17,122)	$(12,300)
Excise tax accrual	(1,279)	(820)
Unrealized foreign currency gain	(70)	(98)
Unrealized investment gain	(16)	(15)

Total deferred tax liabilities	$(18,487)	$(13,233)

Net deferred tax liability	$(10,510)	$(7,499)

Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred tax assets will not be realized. After considering all positive and negative evidence of taxable income in the carryback and carryforward periods as permitted by law, the Company believes it is more likely than not that certain deferred tax assets will not be utilized. As a result, the Company had a valuation allowance of $174.8 million and $4.8 million as of December 31, 2021 and 2020, respectively.

Significant inputs and assumptions were used to estimate the future expected payments under the TRA, including the timing of the realization of the tax benefits and a tax savings rate of approximately 25.5%. The estimated value of the TRA recorded by the Company at the Closing was $3.5 million which was limited by the ability to currently utilize tax benefits and was recorded in “Other long-term liabilities” with an offsetting entry to “Additional paid-in capital” within the Consolidated Balance Sheets. There is no change to the estimated value from the Closing to December 31, 2021. The Company recorded a deferred tax asset for the difference between outside tax basis and book basis of the Company’s investment in assets of The Hagerty Group of $167.4 million at the Closing with an offsetting valuation allowance as it was more likely than not that the deferred tax asset will not be realized. These amounts were recorded to “Additional paid-in capital”. At December 31, 2021, the deferred tax asset and offsetting valuation allowance is $168.0 million, adjusted from the Closing for net losses and nondeductible expenses.

The Company has foreign income tax net operating loss (“NOL”) carryforwards related to foreign operations of approximately $45.3 million and $32.0 million as of December 31, 2021 and 2020, respectively. The Company has recorded a deferred tax asset of $6.5 million reflecting the benefit of these loss carryforwards as of

December 31, 2021. Of the deferred tax assets, $1.7 million does not expire, and the remaining $4.8 million expires as follows (in thousands):

2036	$419
2037	752
2038	899
2039	—
2040	1,222
2041	1,498

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction, as well as many state and foreign jurisdictions. As of December 31, 2021, tax years 2018, 2019 and 2020 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2021, the Company is no longer subject to U.S. federal, state, local or foreign examinations for years before 2018.

Tax year 2017 was open as of December 31, 2020. The Company is currently under examination by the Canadian Revenue Agency for the tax years 2017 through 2018.

22 — Related-Party Transactions

As a result of the Business Combination, as of December 31, 2021, Markel had a 23.4% ownership in the Company and State Farm Mutual Automobile Insurance Company (“State Farm”) had a 15.0% ownership in the Company. As such, both Markel and State Farm are considered related parties.

State Farm

State Farm and Hagerty entered into a master alliance agreement in 2020 to establish an alliance insurance program where State Farm’s customers, through the State Farm agents, would have access to Hagerty features and services which is expected to begin in late 2022. Under this agreement, State Farm paid Hagerty an advanced commission of $20.0 million in 2020 and the parties have entered into a managing general underwriter agreement where the State Farm Classic+ policy will be offered, through State Farm Classic Insurance Company, a new wholly owned subsidiary of State Farm, subject to any applicable state regulatory review and approval. The State Farm Classic+ policy will be available to new and existing customers through the State Farm agents. Hagerty Insurance Agency, LLC would be paid commission under the managing general underwriter agreement and ancillary agreements for servicing the State Farm Classic+ policies along with the opportunity for fee revenue for Hagerty Drivers Club, LLC connected with Hagerty’s membership products and services that, in addition to the State Farm Classic+ policy, are made available to State Farm customers.

Markel

Alliance Agreement: The Company’s affiliated U.S. and U.K. MGA subsidiaries have personal and commercial lines of business written with Markel-affiliated carriers. The following tables provide information about Markel-affiliated due to insurer liabilities and commission revenue under the agreement with Markel subsidiaries:

	December 31,
	2021	2020
	in thousands (except percentages)
Due to insurer	$54,850	$45,593
Percent of total	95%	93%

	Year Ended December 31,
	2021	2020
Commission revenue	$239,432	$216,033
Percent of total	90%	91%

Reinsurance Agreement: Under a quota share agreement with Evanston, Hagerty Re reinsured 60% and 50% of the risks for the years ended December 31, 2021 and 2020, respectively, written through the Company’s U.S. MGAs. Additionally, in the first quarter of 2021, Hagerty Re began reinsuring risks produced by the Company’s U.K. MGA and underwritten by Markel International Insurance Company Limited under a 60% quota share agreement. All balances listed below are related to business with a Markel affiliate:

	2021	2020
Assets	in thousands
Premiums receivable	$72,697	$49,938
Deferred acquisition costs, net	78,449	55,833

Total assets	$151,146	$105,771

Liabilities
Losses payable	$33,459	$21,049
Provision for unpaid losses and loss adjustment expenses	70,680	53,281
Unearned premiums	167,541	118,207
Commissions payable	59,511	42,644

Total liabilities	$331,191	$235,181

	Year Ended December 31,
	2021	2020
Revenue	in thousands
Earned premium	$281,794	$214,112

Expenses
Ceding commission	$134,946	$103,479
Losses and loss adjustment expenses	116,396	86,906

Total expenses	$251,342	$190,385

23 — Commitments and Contingencies

Litigation — From time to time, Hagerty is involved in various claims and legal actions that arise in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, Hagerty does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s financial position, results of operations, liquidity, or capital resources.

Employee Compensation Agreements — In the ordinary course of conducting its business, the Company enters into certain employee compensation agreements from time to time which commit the Company to severance obligations in the event an employee terminates employment with the Company. If applicable, these obligations are included in the accrued expenses lines of the Consolidated Balance Sheets.

24 — Quarterly Financial Information (unaudited)

The following table provides a summary of unaudited quarterly financial information.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)	Year Ended
2021	in thousands
Commission and fee revenue	$54,373	$83,443	$76,188	$57,567	$271,571
Earned premium	63,234	70,437	78,700	83,453	295,824
Membership and other revenue	11,593	13,529	13,198	13,364	51,684

Total revenues	$129,200	$167,409	$168,086	$154,384	$619,079

Operating income (loss)	$(5,096)	$14,274	$1,758	$(21,006)	$(10,070)
Net income (loss)	$(6,850)	$12,503	$(548)	$(66,459)	$(61,354)

2020
Commission and fee revenue	$46,015	$71,993	$67,939	$50,496	$236,443
Earned premium	50,454	52,954	56,969	60,125	220,502
Membership and other revenue	10,390	10,515	10,873	10,825	42,603

Total revenues	$106,859	$135,462	$135,781	$121,446	$499,548

Operating income (loss)	$(4,171)	$17,441	$12,650	$(10,074)	$15,846
Net income (loss)	$(5,505)	$16,178	$10,979	$(11,613)	$10,039

(1)

The fourth quarter 2021 net loss of $66.5 million is primarily due to a Change in fair value of warrant liabilities expense of $42.5 million that was recognized as a non-operating expense, as well as approximately $13.3 million, which was primarily accelerated vesting of incentive plans related to the Business Combination.

25 — Subsequent Events

On January 5, 2022, The Hagerty Group, a subsidiary of Hagerty, Inc. entered into a Common Stock Purchase Agreement (the “Agreement”) with Broad Arrow Group, Inc., a Delaware corporation (“BAG”), and additional purchasers, whereby the Company invested in BAG. Under the terms of the Agreement, the Company invested $15.25 million in exchange for ownership of approximately 40% of BAG and entered into a joint venture with BAG. Based in Ann Arbor, MI, the joint venture between BAG and Hagerty will enhance Hagerty’s portfolio of automotive-focused offerings for car enthusiasts by offering new services for the buying and selling of collector cars. Further, Hagerty will appoint two of the seven members to the Board of Directors of BAG. Kenneth Ahn, who will serve as the Chief Executive Officer of BAG, will also be employed at Hagerty, as President of Marketplace. Hagerty has employed three other BAG founders as executives within the Marketplace team.

As of March 23, 2022 the Exchange Agreement was amended to revise the option for the Company to settle the exchange of Class V Common Stock and associated Hagerty Group Units in cash. Under the terms of the amendment, a cash exchange is only allowable in the event that net cash proceeds are received from a new permanent equity offering. The result of the amendment will be a reversal of the adjustment made to recognize the redeemable non-controlling interest at the greater of the initial fair value or the accreted redemption value and reclassification from temporary equity to permanent equity. The following table illustrates the impact from the amendment of the Exchange Agreement on Total equity as if the amendment occurred on December 31, 2021.

in thousands
Total equity as of December 31, 2021	$(322,476)
Reclassification of temporary equity as a result of the Exchange Agreement amendment	593,277

Total equity adjusted for the Exchange Agreement amendment	$270,801